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04010786

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Industries Limited

*CURRENT ADDRESS Fosbery Road
Off. Reay Road Station (E),
Mumbai - 400 033 India

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FILE NO. 82- 03300 FISCAL YEAR March 31, 2001

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DAT : 3-22-04

82-3300

ANNEXURE - 3A

04 JAN -5 7:21

AR/S
3-31-01

Reliance
Industries Limited

Annual Report 2000 - 2001

“Reliance Industries Limited ranks amongst the world's top ten producers for all its major products. Reliance's demonstrated global competitiveness, fully integrated operations, and extensive nationwide marketing and distribution network, contribute to its leadership in the Indian petrochemicals sector. Reliance has substantial interests in other growth sectors of the Indian economy, including oil and gas, refining and marketing of petroleum products, power, telecom, infocom.”

Reliance's Achievements in 2000-2001

Sales - Rs. 28,008 crores
(US $ 6,008 million)

Gross Profit - Rs. 5,562 crores
(US $ 1,193 million)

Cash Profit - Rs. 4,346 crores
(US $ 932 million)

Net Profit - Rs. 2,646 crores
(US $ 567 million)

Compounded Annual Net Profit
growth over 5 years - 15%

Compounded Annual Earnings Per Share
growth over 5 years - 12.5%

Total Assets - Rs. 29,875 crores
(US $ 6,408 million)

India's World Class Corporation

Page **Contents**

Board of Directors

Dhirubhai H. Ambani
Chairman
Mukesh D. Ambani
Vice Chairman & Managing Director
Anil D. Ambani
Managing Director
Nikhil R. Meswani
Executive Director
Hital R. Meswani
Executive Director
H.S. Kohli
Executive Director
S. Venkitaramanan
Nominee Director - ICICI
U. Mahesh Rao
Nominee Director - GIC
Ramniklal H. Ambani
Mansingh L. Bhakta
T. Ramesh U. Pai
Yogendra P. Trivedi
Dr. D.V. Kapur
M.P. Modi

Secretaries

Vinod M. Ambani
Rohit C. Shah

Solicitors & Advocates

Kanga & Co.

Auditors

Chaturvedi & Shah
Member - Summit International Associates Inc.
Rajendra & Co.

International Accountants

Deloitte Haskins & Sells
Member - Deloitte, Touche and
Tohmatsu International (DTTI)

Registered Office:

3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai 400 021, India.
Tel. Nos. 91-22-2831633/2826070
Fax: 91-22-2042268
E-Mail: investor_relations@ril.com
Internet: http://www.ril.com

Bankers

ABN AMRO Bank
Allahabad Bank
Bank of America
Bank of Baroda
Bank of India
Canara Bank
Central Bank of India
Citibank N.A.
Deutsche Bank
HDFC Bank Ltd.
Hongkong Bank
Indian Bank
Oriental Bank of Commerce
Punjab National Bank
State Bank of India
Standard Chartered Grindlays Bank
Syndicate Bank
Union Bank of India
Vijaya Bank

Manufacturing facilities at:

- **Patalganga Complex**
  B-4, Industrial Area, Patalganga
  Off Bombay-Pune Road
  Near Panvel, Dist. Raigad 410 207
  Maharashtra State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate
  Naroda, Ahmedabad 382 320
  Gujarat State, India.
- **Hazira Complex**
  Village Mora, Bhatha P.O.
  Surat-Hazira Road
  Surat 394 510, Gujarat State, India.
- **Jamnagar Complex**
  Village Motikhavdi
  P.O. Digvijay Gram, Dist. Jamnagar
  Gujarat 361 140. India

Registrar & Transfer Agents

Karvy Consultants Limited

- 46, Avenue 4, Street No.1, Banjara Hills
  Hyderabad - 500 034, India.
  Tel. Nos. 91-40-3320666,3320711,3323031, 3323037
  Fax No. 91-40-3323058
  E-Mail: rilinvestor@karvy.com
  internet: http://www.karvy.com
- Tulsiani Chambers
  10th Floor, Nariman Point
  Mumbai 400 021, India.
  Tel. Nos. 91-22-2884769/2875951
  Fax No. 91-22-2828454

Notice

Notice is hereby given that the Twenty Seventh Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Friday, the 15th day of June, 2001, at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020 to transact the following business:

Ordinary Business

1. To consider and adopt the Balance Sheet as at 31st March, 2001, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on Equity Shares and to note payment of dividend on Preference Shares.
3. To appoint a Director in place of Shri Y.P. Trivedi, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri D.H. Ambani, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri M.L. Bhakta, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

Special Business

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT Dr. D.V. Kapur, who was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956, and holds office upto the date of this Annual General Meeting and in respect of whom the Company has received a notice under Section 257 of the Companies Act, 1956, in writing, proposing his candidature for the office of director, be and is hereby appointed as a Director of the Company subject to retirement by rotation under the Articles of Association of the Company."

8. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT Shri M.P. Modi, who was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956, and holds office upto the date of this Annual General Meeting and in respect of whom the Company has received a notice under Section 257 of the Companies Act, 1956, in writing, proposing his candidature for the office of director, be and is hereby appointed as a Director of the Company subject to retirement by rotation under the Articles of Association of the Company."

9. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

   "RESOLVED THAT in accordance with the provisions contained in the Articles of Association and Sections 77A, 77B and all other applicable provisions, if any, of the Companies Act, 1956 (the Act) and the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 ("Buy-back Regulations") (including any statutory modification(s) or re-enactment of the Act or Buy-back Regulations, for the time being in force) and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution), the consent of the Company be and is hereby accorded to the Board to purchase its own fully paid equity shares of Rs.10 each for an amount not exceeding Rs. 1100 crores, upto a maximum price of Rs. 303 per equity share (hereinafter referred to as "Buy-back");

   RESOLVED FURTHER THAT the Company may implement the Buy-back in one or more tranche/tranches, from out of its free reserves and/or the securities premium account and/or the proceeds of an earlier issue of shares other than equity shares made specifically for Buy-back purposes, and that the Buy-back may be made through the methodology of open market purchases in the Stock Exchanges, in such manner as may be prescribed under the Act and the Buy-back Regulations, and on such terms and conditions as the Board may in its absolute discretion deem fit;

   RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any Shareholder to offer, or any obligation on the part of the Company or the Board to Buy-back, any shares, and/or impair any power of the Company or the Board to terminate any process in relation to such Buy-back, if so permissible by law;

   RESOLVED FURTHER THAT the Board of Directors of the Company (including any Committee thereof), be and is hereby authorised to do all such acts, deeds, matters and things as may, in its absolute discretion, deem necessary expedient usual or proper including the appointment of Merchant Bankers, Brokers, Solicitors, Registrars, Advertisement Agency, Compliance Officer, Investors Service Centre and other Advisors, Consultants or Representative, incidental to the implementation of the scheme of Buy-back as also to prefer all applications to the appropriate authorities, parties and the Institutions for their requisite approvals as also to initiate all necessary actions for preparation and issue of public announcement and filing of public announcement with SEBI/Stock Exchange(s), filing of declaration of solvency certificate and filing of certificate for extinguishment and physical destruction of certificates, and all other documents required to be filed in the above connection and to settle all such questions or difficulties whatsoever which may arise in the Buy-back and take all such steps and decisions in this regard;

   RESOLVED FURTHER THAT the Board of Directors (including any Committee thereof), be and is hereby authorised to sub-delegate all or any of the authorities conferred as above to any Director(s)/Officer(s)/Authorised Representative(s) of the Company to give effect to the aforesaid resolution or to accept any change(s) or modification(s) as may be suggested by the appropriate authorities or Advisors."

10. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

    "RESOLVED THAT pursuant to applicable provisions of the Foreign Exchange Management Act, 1999 (FEMA), the Companies Act, 1956 and all other applicable rules, regulations, guidelines and laws (including any statutory modification or re-enactment thereof for the time being in force) and subject to all applicable approvals, permissions and sanctions and subject to such conditions as may be prescribed by any of the concerned authorities while granting such approvals, permissions, sanctions, which may be agreed to by the Board of Directors of the Company and/or a duly authorised Committee thereof for the time being exercising the powers conferred by the Board of Directors (hereinafter referred to as "the Board"), the consent of the Company be and is hereby accorded for investments by Foreign Institutional Investors including their sub-accounts (hereinafter referred to as the "FIIs"), in the shares or debentures convertible into shares of the Company, by purchase or acquisition from the market under the Portfolio Investment Scheme under FEMA, subject to the condition that the total holding of all FIIs put together shall not exceed 49% of the paid up equity share capital or paid up value of the respective series of the convertible debentures of the Company as may be applicable or such other maximum limit as may be prescribed from time to time:

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute all documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

11. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT subject to the provisions of the Companies Act, 1956, (including any statutory modification(s) or re-enactments thereof for the time being in force), Securities Contracts (Regulation) Act, 1956, and the Rules framed thereunder, Listing Agreements, and all other applicable laws, rules, regulations and guidelines and subject to such approvals, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by any authority while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as 'the Board', which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by the Resolution), the consent of the Company be and is hereby accorded to the Board to delist the equity shares of the Company from all or any of the Stock Exchanges at Ahmedabad, Bangalore, Calcutta, Chennai, Cochin, New Delhi, Kanpur and Pune."

12. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT in terms of Sections 80, 81 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force) and in accordance with the provisions of the Articles of Association of the Company and the Listing Agreements entered into by the Company with the Stock Exchanges, where the shares of the Company are listed and subject to the consent of all concerned authorities, if and to the extent necessary and such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors of the Company and/or a duly authorised Committee thereof for the time being exercising the powers conferred by the Board of Directors (hereinafter referred to as "the Board"), the consent of the Company be and is hereby accorded to the Board to offer/issue/allot, in the course of domestic and/or international offering, redeemable preference shares of the face value of Rs.100 each of an aggregate nominal amount not exceeding Rs. 1,000 crores (Rupees One Thousand crores), to be subscribed, by any person or persons, whether or not shareholders of the Company, (including one or more of the members, promoters, debentureholders, employees, financial institutions, banks, mutual funds, foreign investors, non-resident Indians, Overseas Corporate Bodies (OCBs), Foreign Institutional Investors (FIIs), Multilateral Agencies, Venture Capital fund, Foreign Financial Institutions, Bodies Corporate, Companies, private or public and other entities, whether through public issue, rights issue, private placement, or otherwise, in one or more modes or combinations thereof and in one or more tranches and on such terms and conditions (including the rate of dividend, amount of premium, if any, on redemption, redemption period, manner of redemption and matters incidental thereto) as the Board may in its absolute discretion decide;

RESOLVED FURTHER THAT such of these Preference Shares to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion think most beneficial to the Company;

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to the offer/issue, allotment and utilisation of the proceeds and to finalise and execute all documents and writings as may be necessary, proper, desirable or expedient as it may deem fit."

By Order of the Board of Directors

Rohit C. Shah
Vice President and Company Secretary

Place: Mumbai
Dated: 30th April, 2001

NOTES:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**
2. Members/Proxies should fill the Attendance Slip for attending the meeting.
3. Members who hold shares in dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification of attendance at the meeting.
4. All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days, except Saturdays, and holidays, between 11.00 a.m. and 1.00 p.m. upto the date of the Annual General Meeting.
5. The Company has already notified closure of Register of Members and the Transfer Books from Saturday, 12th May, 2001 to Saturday, 19th May, 2001 (both the days inclusive) for payment of dividend on equity shares. In respect of shares held in Electronic form, the dividend will be paid on the basis of beneficial ownership as per details furnished by the Depositories for this purpose. The Company will dispatch the dividend warrants from 16th June, 2001 onwards.
6. Members are requested to note that the Dividend Warrants are payable at par at the branches as printed overleaf of Dividend Warrant within the initial validity period of 3 months. Thereafter, the Dividend Warrants on revalidation are payable only at the limited branches of the Bank. The members are advised to encash Dividend Warrants within the initial validity period.
7. The Company has already transferred, all unclaimed dividend declared upto the financial year ended 31st March, 1996 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend upto the aforesaid financial year may claim their dividend from the Registrar of Companies, Maharashtra, C.G.O. Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614. Phone No.7576802.
8. Pursuant to the provision of Section 205A of the Companiess Act,1956, as amended, dividend for the financial year ended 31st March, 1997 and thereafter, which remain unpaid or unclaimed for a period of 7 years will be transferred to the Investor Education and Protection Fund of the Central Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March, 1997 or any subsequent financial years are requested to make their claim to the Office of the Registrar and Transfer Agents, M/s. Karvy Consultants Limited. **It may also be noted that once the unclaimed dividend is transferred to the Central Government, as above, no claim shall lie in respect thereof.**

9. Shareholders are requested to bring their copy of Annual Report to the Meeting.
10. Appointment/Reappointment of Directors:

At the ensuing Annual General Meeting, Shri Y.P. Trivedi, Shri D.H. Ambani and Shri M.L. Bhakta, retire by rotation and being eligible offer themselves for reappointment. Dr. D.V. Kapur and Shri M.P. Modi are being appointed as Directors liable to retire by rotation. The information or details to be provided for the aforesaid Directors under Corporate Governance code are as under:

(a) **Shri Y.P. Trivedi** is a Director of the Company since 16th April, 1992. He is practicing as Senior Advocate, Supreme Court. He is a member of various clubs and associations and is holding important positions in various fields viz. economic, professional, political, commercial, education, medical, sports and social fields. He has received various awards and merits for his contribution in various fields. He was a Director in Central Bank of India and Dena Bank amongst many other reputed companies. He is a Director in the following companies: Keswani Synthetic Industires Ltd., EZ.Comm Trade Technologies Ltd., Ripples Club, Safari Industries Limited, Siltap Chemicals Limited, Metro Exporters Limited, Birla Kennametal Limited, Sai Service Station Limited, Zandu Pharmaceuticals Works Limited and Zodiac Clothing Company Limited. He is also the past President of Indian Merchants' Chamber and presently on the Managing Committee of ASSOCHAM and International Chamber of Commerce.

(b) **Shri Dhirubhai H. Ambani** is the founder and Chairman of Reliance Industries Limited and Reliance Petroleum Limited.

Under Shri Ambani's leadership, the Reliance group has achieved the distinction of becoming India's leading private sector group, in terms of all financial parameters, including assets, sales, profits and net worth, and it is today, India's most valuable group. For the year ended March 31, 2001, the particulars of Reliance group's achievements are:

- Sales nearly Rs. 60,000 crores (over US$ 12.5 billion)
- Cash flow over Rs. 6,000 crores (US$ 1.3 billion)
- Profit after tax over Rs. 4,000 crores (nearly US$ 900 million)
- Assets over Rs. 50,000 crores (over US$ 10 billion)
- Market capitalisation over Rs. 60,000 crores (over US$ 12.5 billion).

Shri Ambani's vision is responsible for Reliance's consistent track record of establishing integrated, world scale, and world class assets in India, with demonstrated global competitiveness, and international quality of products.

Under his direction, Reliance, a first generation enterprise, has rapidly emerged as a global ranking player in the energy industry, with activities spanning oil and gas, refining and marketing, petrochemicals, power, etc. Shri Ambani has also provided the direction for Reliance's new initiatives in the information and telecommunications sector.

Shri Ambani has consistently espoused enhancement of overall shareholder value as the underlying objective of Reliance's endeavours, and this has led to the creation of unprecedented value for millions of investors, constituting one of the largest families of shareholders in the world.

A few of his major recognitions include:

* Civic reception by the City of Mumbai, India, India's financial capital, in December, 2000.
* 'Man of the Century' award by leading industry association, Chemtech Foundation and Chemical Engineering World, in recognition of his outstanding contribution to the growth and development of the chemical industry in India, in November, 2000.
* 'Indian Entrepreneur of the 20th Century' award by India's leading business organisation, FICCI (Federation of Indian Chambers of Commerce and Industries), for his meticulous scripting of one of the most remarkable stories of business endeavor of the 20th century, in March, 2000.
* Thrice nominated as one of the 'Power 50 - the most powerful people in Asia' by the leading Asiaweek magazine (2000, 1998 and 1996).
* Awarded the Dean's Medal by The Wharton School, University of Pennsylvania, USA, for setting an outstanding example of leadership, in June, 1998.
* Voted as 'Creator of Wealth of the Century' in a poll conducted by India's leading newspaper, The Times of India, in January, 2000.
* Chosen as one of the three 'Makers of Equity' by the country's leading newsmagazine, India Today, in its special millennium issue entitled '100 People Who Shaped India in the 20th Century', in January, 2000.

(c) **Shri M.L. Bhakta** is a Director of the Company since 27th September, 1977. He is a Senior Partner of Messrs. Kanga & Company, a leading firm of Advocates and Solicitors in Mumbai. He has been in practice for over 40 years and has vast experience in the legal field and particularly on matters relating to corporate laws, banking and taxation. He is the legal advisor to leading foreign and Indian companies and banks. He has also been associated with a large number of Euro issues made by Indian companies. He was the Chairman of the Taxation Law Standing Committee of LAWASIA, an Association of Lawyers of Asia and Pacific which has its headquarters in Australia. He is also a Director in the following companies viz.: Gujarat Ambuja Cements Ltd., Hindustan Inks and Resins Ltd., The Indian Merchants' Chamber, Bombay, Larsen & Toubro Ltd., Lazard India Ltd., Reliance Petroleum Ltd. and SKF Bearings India Ltd.

(d) **Dr. D.V. Kapur** who has joined the Board as an Additional Director is a Graduate with Honours in Electrical Engineering and is having wide experience in Chemicals and Petrochemicals Industries. He has an illustrious career in Government Sector with successful track record of building vibrant organisation and successful project implementation. He serviced BHEL in various positions with distinction but perhaps the most remarkable achievement of Dr. Kapur's career is the establishment of systems oriented National Thermal Power Corporation (NTPC) of which he was the founder Chairman-cum-Managing Director. Under his leadership the fledgling organisation undertook and successfully implemented a series of 2000 MW power projects which today form the main stay of the Indian power sector.

He has made significant contributions in the field of Technology Management and Industrial Development and in recognition of his services, Jawaharlal Nehru Technological University, Hyderabad conferred the degree of D.Sc. on him. He has also been associated with a number of national institutions as Chairman, Board of Governors, Indian Institute of Technology, Bombay, Chairman, National Productivity Council, Member, Atomic Energy Commission etc. He is Director in the following companies viz.: Reliance Power Ltd., Jacobs H&G Ltd., GKN Driveshafts (India) Ltd., Larsen & Toubro Ltd., Tata Chemicals Ltd., Tal Ishikawa Ltd., Zenith Ltd., DLF Power Ltd., DCM Hyundai Ltd., Drivetech Accessories Ltd., Reliance Salgaocar Power Co. Ltd.

(e) **Shri M.P. Modi** who has joined the Board as an Additional Director has held high positions in Government of India as Chairman of Telecom Commission, Secretary, Ministry of Coal, Special Secretary, Insurance. He has considerable management experience, particularly in the fields of energy, insurance, petrochemicals and telecom. At present he is Director on the Boards of several companies, including ICICI Prudential Life Insurance Company Ltd., Gujarat State Electricity Corporation, BSES Ltd., BSES Telecom Ltd., Essar Shipping Ltd., Mangalore Refinery & Petrochemicals Ltd.

Explanatory Statement under Section 173(2) of the Companies Act, 1956

The Explanatory Statement for Item Nos. 7 to 12 of the accompanying Notice set out hereinabove is as under:

Item No. 7.

Dr. D.V. Kapur was appointed as an Additional Director of the Company during the year. Pursuant to Section 260 of the Companies Act, 1956, Dr. D.V. Kapur, will hold office as Additional Director upto the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing the candidature of Dr. D.V. Kapur for the office of Director of the Company under the provisions of Section 257 of the Companies Act, 1956.

Dr. D.V. Kapur, a Graduate with Honours in Electrical Engineering, is having wide experience in Chemicals and Petrochemicals Industries. Keeping in view his vast expertise and knowledge, it will be in the interest of the Company that Dr. D.V. Kapur is appointed as a Director of the Company.

Your Directors, therefore, recommend the resolution for your approval.

Save and except Dr. D.V. Kapur none of the Directors are, in any way, concerned or interested in this resolution.

Item No. 8.

Shri M.P. Modi was appointed as an Additional Director of the Company during the year. Pursuant to Section 260 of the Companies Act, 1956, Shri M.P. Modi, will hold office as Additional Director upto the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing the candidature of Shri M.P. Modi for the office of Director of the Company under the provisions of Section 257 of the Companies Act, 1956.

Shri M.P. Modi, is having wide experience in corporate management. Keeping in view his vast experience and knowledge it will be in the interest of the company that Shri M.P. Modi is appointed as a director of the company.

Your Directors, therefore, recommend the resolution for your approval.

Save and except Shri M.P. Modi, none of the Directors are, in any way, concerned or interested in this resolution.

Item No. 9.

At the Annual General Meeting held on 13th June, 2000, the Shareholders had by Special Resolution, approved the Buy-back of the Company's shares of Rs. 10 each, for an amount not exceeding Rs. 1100 crores, upto a maximum price of Rs. 303 per share, through open market purchases from the Stock Exchanges.

The Company's share price has closed below the specified maximum Buy-back price of Rs. 303 per share, on only 11 days, out of the total 264 trading days that have elapsed since the Buy-back announcement.

The Company has not bought back any of its shares in those limited number of days when the share price has dropped below the maximum specified Buy-back price, as the share has consistently been outperforming all benchmark indices by a wide margin, and the temporary decline for a limited number of days had also been more a reflection of short term volatility in the global, regional and domestic stock markets.

The Company has consistently set forth its philosophy of viewing share Buy-back as a measure to enhance overall shareholder value and returns, and not a mechanism to artificially support any particular price level for the Company's share, or to respond to short term speculative pressures.

From the perspective of investors, the maximum specified Buy-back price has effectively served as a floor price for the Company's share, even though the Company, for the reasons stated above, has not deployed any portion of the approved amount for the share Buy-back. The aforesaid Special Resolution will lapse on 12th June, 2001.

This is in sharp contrast to the experience of most other Indian companies, which have seen their share prices generally trading well below their specified Buy-back prices, even after such companies have deployed significant amounts towards their Buy-back programmes.

It is accordingly, proposed once again to obtain the approval of shareholders for a share Buy-back programme, as detailed hereinafter.

The following is the explanatory statement which sets out the various disclosures as required under sub-Section (3) of Section 77A of the Companies Act, 1956 (the Act) and Regulation 5(1) read with Schedule I attached to Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 ("Buy-back Regulations"):

1. The Board of Directors of the Company in its meeting held on 30th April, 2001 has approved the proposal for Buy-back of its own fully paid up equity shares of Rs.10 each (hereinafter referred to as "Buy-back") in accordance with the provisions contained in the Articles of Association, Section 77A, 77B and all other applicable provisions of the Act, and the provisions contained in the Buy-back Regulations.
2. The share Buy-back programme is being proposed in pursuance of the Company's desire to maximise returns to investors, and enhance overall shareholder value. This will be done without, in any manner, compromising on the pursuit of high growth opportunities by the Company.
3. The implementation of the share Buy-back programme will also be within the parameters of the overall framework for capital allocation for various objectives, such as capital expenditure for ongoing maintenance and expansion/ debottlenecking, reduction of debt, enhanced distribution to shareholders by way of dividends and share Buy-back, etc.
4. The share price of the Company has consistently outperformed the benchmark index, the BSE Sensex, NSE Nifty and delivered superior returns to domestic and international investors, across all timeframes, spanning 10 years, 5 years, 3 years, 2 years, 1 year, and calendar year-to date, as at the date of this notice. The details are as follows:

	% change in		
Period	**RIL share Price**	**Sensex**	**Nifty**
Year to Date	3%	-14%	-13%
FY 2000-01	24%	-28%	-25%
Year 2000	45%	-21%	-15%
1 year	1%	-27%	-22%
2 years	190%	5%	18%
3 years	76%	-16%	-5%
5 years	180%	-9%	-2%
10 years	415%	166%	–

5. Nonetheless, the Board shares the perception of a very large number of international and domestic investors and analysts that the Company's share continues to remain undervalued. This under-valuation is best reflected by the fact that the share is generally traded at a discount to the broad market multiples, despite the Company's consistent track record of all round operational and financial performance and growth.
6. The implementation of a share Buy-back programme will send a strong and positive signal to the markets on this perceived under-valuation of the Company's share. The share Buy-back is expected to reduce floating stock, enhance long term price performance, and contribute to an increase in the Company's overall market capitalisation. The achievement of higher all-round valuations for the Company's share will, in the long term, facilitate the use of the share as a currency for acquisitions, in the domestic and international context.
7. The implementation of the share Buy-back programme is also expected to enable the Company to manage volatility in its share price, and attract longer term investors to hold the share. The volatility of the Company's share vis-a-vis the benchmark index, the Sensex, as measured by its beta, has already declined from a high of around 2 a few years back, and from a level of 1.16 at the time of announcement of the buyback last year, to the range of 0.8 presently. The share Buy-back is expected to lead to a further reduction of this volatility.
8. The reduction in beta will, in turn, lead to a lowering of the cost of equity, and Weighted Average Cost of Capital (WACC), for the Company, further enhancing its global competitiveness.
9. The share Buy-back programme is expected to contribute to further improvement in financial ratios, and overall enhancement of shareholder value. The share Buy-back is also expected to provide the Company with a powerful tool in its endeavour to neutralize the impact of speculative forces, and to protect the interests of its millions of long term

investors. The Company will judiciously deploy the resources available for the share Buy-back, in a manner designed to maximize overall shareholder value.

10. Buy-back regulations require the Company to specify the maximum amount proposed to be utilised for a share Buy-back programme. The Board of your Company has proposed a maximum limit of Rs. 1100 crores for the share Buy-back programme. This represents 9.80% of the aggregate of the paid up share capital and free reserves of the Company, against the maximum available 25% limit. This also represents the largest ever share Buy-back announced in India.

11. This amount will be financed out of the Company's free reserves and/or out of the securities premium account and/or the proceeds of an earlier issue of shares other than equity shares made specifically for Buy-back purposes. The funds for Buy-back will be available from current surpluses, and/or by liquidation of cash balances and financial investments, and/or out of internal accruals of the Company.

12. Buy-back regulations in India also require the Company to specify the maximum price at which shares may be bought back under the share Buy-back. The Board of the Company has proposed a maximum price of Rs.303 per share, for the share Buy-back.

13. The Company proposes to implement the share Buy-back through the methodology of open market purchases in the Stock Exchanges, in the manner, and following the procedures, as may be prescribed, from time to time, under the Act, and the Buy-back Regulations, and as may be determined by the Board of Directors (including any Committee thereof) of the Company and on such terms and conditions, as may be permitted in law, from time to time. There will be no negotiated deals, spot transactions, or any private arrangements, in the implementation of the share Buy-back.

14. The promoters, and/or persons in control, of the Company, and/or their associates, and/or persons acting in concert with them, will not offer their shares to the Company under the share Buy-back.

15. As per the provisions of the Act, the special resolution passed by the shareholders approving the share Buy-back will be valid for a maximum period of twelve months from the date of passing of the special resolution (or such extended period as may be permitted under the Act or the Regulations or by the appropriate authorities). The Company proposes to complete the buy back on or before 14th June, 2002.

16. In accordance with the regulatory provisions, the shares bought back by the Company will compulsorily be cancelled, and will not be held for re-issuance.

17. The Company's total debt:equity ratio, after the share Buy-back, will be well below the maximum limit of 2:1 specified in law.

18. In accordance with the provisions of the Act, the Company will not be entitled to make a fresh offering of equity shares, of this class, for a period of 2 years from the date of completion of this share Buy-back programme except in cases/ circumstances referred to in sub Section (8) of Section 77A of the Act.

19. The Company has not made any equity fresh offering for the past nearly 7 years. This will mean that the Company will not be making any equity offering for a total period of 9 years since the year 1994, while maintaining its consistent track record of growth, operational and financial performance, and also preserving a conservative gearing profile, with a debt:equity ratio of 0.69:1. During the previous 7 years, the Company's net worth has increased from Rs. 7,193 crores in March, 1995, to Rs. 14,765 crores in March, 2001 and the Total Assets have increased from Rs. 11529 crores in March, 1995 to Rs. 29875 crores in March, 2001.

20. In this entire period, the Company has completed its major capital expenditure programmes at Hazira and Jamnagar. This has raised the Company's capacities from less than 1 million tonnes per annum (tpa) to nearly 10 million tpa, and placed the Company amongst the top 5 global producers in almost all its major products.

21. (a) The aggregate shareholding of the promoters of the Company, and/or persons who are in control of the Company, as on the date of the notice convening the general meeting is 6.86 crores Equity Shares of Rs.10 each, constituting 6.51% of the issued and paid up equity share capital of the Company.

    (b) None of the Promoters, and/or persons in control of the Company, have purchased any Equity Shares of Rs. 10 each, during the period of six months preceding the date of the meeting of the Board of Directors at which the Buy-back was approved.

22. The Company confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institutions or banks.

23. The Board of Directors of the Company confirms that it has made the necessary and full inquiry into the affairs and prospects of the Company and the Board of Directors have formed the opinion that:

    (a) Immediately following the date on which the general meeting is convened, there will be no grounds on which the Company could be found unable to pay its debts;

    (b) As regards its prospects for the year immediately following the date of the general meeting, having regard to their intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources which will in the view of the Board of Directors be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of this Annual General Meeting; and

    (c) In forming their opinion for the above purposes, the Board of Directors have taken into account the liabilities, as if the Company were being wound up under the provisions of the Companies Act, 1956 (including prospective and contingent liabilities).

24. The text of the Report dated 30th April, 2001 received from Messers. Chaturvedi & Shah and Rajendra & Co., the Statutory Joint Auditors of the Company addressed to the Board of Directors of the Company is reproduced below:

    "In connection with the proposal of Reliance Industries Limited (the "Company") to Buy-back its shares and in pursuance of the provisions of Section 77A and 77B of the Companies Act, 1956 and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, we have examined the audited financial statements of the Company for the year ended 31st March, 2001 and the relevant records, ratios, analysis, reports and according to the information and explanations given to us and on the basis of such verification of records as we considered appropriate, we report that :-

    We have enquired into the Company's state of affairs.

    In our opinion, the amount of maximum permissible capital payment, being Rs. 1100 crores which is 9.80% of the total paid-up capital and free reserves of the Company, for the shares to be bought back, is properly determined in accordance with Section 77A(2)(c) of the Companies Act, 1956.

    The Board of Directors in their meeting held on 30th April, 2001, have formed their opinion, as specified in clause(x) of Schedule 1 of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of 1 year from the date of Annual General Meeting of the members of the Company proposed to be held on 15th June, 2001".

25. The share Buy-back programme will be implemented after the approval of the shareholders, subject to completion of necessary formalities as prescribed in law.

26. All the material documents referred to in the Explanatory Statement such as Memorandum and Articles of Association, relevant Board resolution for Buy-back of shares and the

Auditors' Report on their enquiry into the state of affairs of the Company, will be made available for inspection at the Registered Office of the Company on all working days, except Saturdays and holidays, between 11.00 a.m. and 1.p.m. upto the date of Annual General Meeting.

27. As the proposal for Buy-back of Equity Shares will be in the interests of the Company, the Directors recommend the passing of the resolution as set out in the notice.

28. None of the Directors of the Company are, in anyway, concerned or interested in the resolution, save and except to the extent that, in like manner as for all other shareholders, their percentage holding in the post Buy-back equity share capital will proportionately stand enhanced as a result of the share Buy-back.

Item No. 10.

Pursuant to proposals mooted by the Union Budget for the fiscal 2001 - 2002, the Reserve Bank of India, by amending the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, has raised the limit of investment by Foreign Institutional Investors (FIIs), up to 49% of the paid up equity capital of Indian companies, subject to the approval of the Board of Directors and approval of members of the Company by way of a special resolution.

The increase in the FIIs limit to 49% will result in increased weightage of the Company's share in benchmarking international stock market indices. Large number of FIIs direct their investment on the basis of these benchmark indices and accordingly, the increase in FIIs limit will be beneficial to the Company.

The resolution set out at Item 10 of this Notice will enable the FIIs, who are considered to be prudent investors, to acquire shares of the Company through authorised dealers within the revised ceiling under the portfolio investment scheme of Reserve Bank of India.

Your Directors, therefore, recommend the resolution for your approval.

None of the Directors of the Company are, in any way, concerned or interested in the resolution.

Item No. 11.

Presently, the Company's securities are listed at the following ten Stock Exchanges in India:-

i. The Stock Exchange, Mumbai (the Regional Stock Exchange)
ii. The National Stock Exchange of India Limited, Mumbai
iii. The Stock Exchange, Ahmedabad
iv. Bangalore Stock Exchange Limited
v. The Calcutta Stock Exchange Association Limited
vi. The Delhi Stock Exchange Association Limited
vii. Chennai Stock Exchange Limited
viii. Cochin Stock Exchange Limited
ix. The U. P. Stock Exchange Association Limited
x. Pune Stock Exchange Limited

With the extensive networking of The Stock Exchange, Mumbai (BSE) and The National Stock Exchange of India Limited (NSE), and the extension of the BSE/NSE terminals to other cities as well, investors have access to online dealings in the Company's securities across the country. The bulk of the trading in the Company's equity shares in any case takes place on the BSE and the NSE, and the depth and liquidity of trading in the Company's securities on all other Stock Exchanges are lower. The Company's securities are also traded on virtually all other stock exchanges in the country, in the 'permitted' category.

The Company's Equity Shares are one of the scripts which the Securities and Exchange Board of India (SEBI) has specified for settlement only in demateralised form by all investors, since June, 1998.

It is also observed that the listing fee paid to the other Stock Exchanges is disproportionately higher, and as stated herein, the trading volumes and liquidity are lower compared to the BSE and NSE.

The relevant statistics for average daily trading volumes on the various exchanges in the year 2000-01 are set out hereunder:

	No. of shares (in lakhs)
NSE	61.18
BSE	52.01
Calcutta	29.51
Ahmedabad	21.18
Cochin	18.09
Kanpur	8.37
Pune	5.85
Bangalore	0.30
New Delhi	0.14
Chennai	0.00

As a part of its cost reduction measures, the Company has proposed this resolution, which will enable it to delist its equity share from all or any of the following Stock Exchanges: The Stock Exchange, Ahmedabad; Bangalore Stock Exchange Limited, The Calcutta Stock Exchange Association Limited, The Delhi Stock Exchange Association Limited, Chennai Stock Exchange Limited, Cochin Stock Exchange Limited, The U. P. Stock Exchange Association Limited, Pune Stock Exchange Limited, at an appropriate time in the future. The actual timing of such a move will depend upon future developments regarding integration of stock exchanges across the country, growth in volume of trading on different exchanges, etc.

In line with the SEBI regulations and approval, if any, required members' approval is being sought by a Special Resolution for enabling voluntary delisting of its Securities from the said other Stock Exchanges.

The Company is also separately giving Special Notice of the proposed enabling resolution for the said delisting in one National Newspaper on all India basis. The proposed delisting of the Company's securities from The Stock Exchange, Ahmedabad; Bangalore Stock Exchange Limited, The Calcutta Stock Exchange Association Limited, The Delhi Stock Exchange Association Limited, Chennai Stock Exchange Limited, Cochin Stock Exchange Limited, The U. P. Stock Exchange Association Limited, Pune Stock Exchange Limited, as and when the same takes place, will not adversely affect the investors. The Company's securities will continue to be listed on BSE as the Regional Stock Exchange and the NSE. The delisting will take effect after all approvals, permissions and sanctions are received. The exact date on which delisting will take effect will be suitably notified at that time.

Your Directors recommend the Special Resolution for approval of members.

None of the Directors of the Company are, in any way, concerned or interested in the resolution.

Item No. 12.

The Company is the largest in private sector, measured in terms of total assets, profits and net worth. The Company's strategy has been to build modern, world scale plants and to establish market leadership in its major products.

It has four major manufacturing complexes - one at Naroda, producing Synthetic Textiles and Fabrics; second at Patalganga, producing Fibres, Fibre and Chemicals Intermediates, Detergent Intermediates; third at Hazira, manufacturing Plastics, Polyester and Petrochemical products, and fourth at Jamnagar, producing petrochemicals and intermediates.

The Company has significant plans for making investments, directly or through associate companies, in various businesses, including oil and gas, petrochemicals, refining and marketing, telecom, infocom, power, etc.

In evaluating and deciding upon these investment opportunities, it will be necessary to consider various financing options with a view to reduce the overall cost of capital. Keeping in view the foregoing and also for general corporate purposes, including normal capital expenditure, working capital requirements, strategic investments, any mergers, amalgamations, acquisitions, reconstructions, arrangements or any other reorganisation as the Board may decide, the Board of Directors consider that it would become necessary to raise financial resources, at appropriate time(s) by issuing Preference Shares in the course of domestic/international offerings, to such persons and in such manner, as stated in the resolution.

The Company, if necessary, in consultation with appropriate authorities and advisors, will fix at the relevant time, the detailed terms of the issue including the price of issue, rate of dividend, period of redemption, etc.

Section 81 of the Companies Act, 1956, provides that when a company proposes to increase its subscribed capital by allotment of further shares, such further shares shall be offered to the existing shareholders of the Company in the manner laid down in Section 81. The Section further provides that further shares may be offered to any person in any manner whatsoever if a special resolution to that effect is passed by the Company in General Meeting.

The Listing Agreements with the Stock Exchanges provide, inter alia, that a listed company in the first instance should offer all shares, securities and rights to be issued for subscription pro-rata to the equity shareholders unless the shareholders in a general meeting decide otherwise.

The consent of the Shareholders is being sought to enable the Company for issuing further share capital in the manner set out at Item No.12 of the notice pursuant to the provisions of Sections 80, 81 and all other applicable provisions of the Companies Act, 1956 and in terms of the provisions of the Listing Agreements executed by the Company with the various Stock Exchanges where the Company's Shares are listed.

The said resolution is an enabling resolution conferring authority on the Board to cover all contingencies and corporate requirements.

The Directors recommend the resolution for approval of the shareholders.

All the Directors of the Company may be deemed to be concerned or interested to the extent they may be entitled to the Shares that may be offered to them on rights basis or otherwise and applied for and allotted to them.

By Order of the Board of Directors

Rohit C. Shah
Vice President and Company Secretary

Place: Mumbai
Dated: 30th April, 2001

Chairman's Communication

My dear fellow Reliance shareowners,

It has been another great year together, at your company.

Indeed, this year has brought a very special sense of achievement for all of us, perhaps more than ever before in the past.

Reliance Industries, and Reliance Petroleum, have become the country's two largest companies, on all financial parameters, including assets, net worth, sales and profits.

Group sales have touched nearly Rs. 60,000 crores (US$ 12.9 billion).

Group exports have touched US$ 2 billion (Rs. 9,370 crores) – making Reliance the country's largest exporter.

Cash profits, for the group, are nearly Rs. 6,200 crores (US$ 1.3 billion). Net profits are approximately Rs. 4,100 crores (US$ 0.9 billion).

The group's market capitalisation has exceeded Rs. 63,000 crores (US$ 13.5 billion). This has made Reliance the most valuable group in the country.

What is truly commendable is the manner in which our people have achieved these new heights: always breaking new ground, always setting new standards, always driven by a desire to excel.

Our activities now span all major growth sectors of the Indian economy – oil and gas exploration and production (E&P), refining and marketing of petroleum products (R&M), petrochemicals and their intermediates, fibres, polymers, chemicals, textiles, power, telecom, information and communications, etc.

Our confidence in the latent potential of the Indian economy is just beginning to be rewarded. As the pace of economic growth accelerates in India, the investments we are making in all these areas will generate even higher returns.

Leadership

We target market leadership in all our businesses.

That leadership is earned by building world scale and world class plants, being globally competitive in our operations, providing international quality products and services to our customers, adhering to global best practices in all our activities, maintaining financial conservatism, and delivering superior value to all our stakeholders.

Our leadership has now been demonstrated in a global context. During the year, Reliance has become the world's second-largest producer of polyester staple fibre and polyester filament yarn. In several of our other petrochemicals products, we are ranked amongst the top 5 producers globally.

The Reliance Petroleum refinery is the world's largest grassroots refinery. It is, also, the 7th largest refinery in the world, at any single location. Within India, the RPL refinery is the largest, most complex and most profitable refinery.

The RPL refinery has achieved a unique distinction, transforming the country from being a net importer of petroleum products, to a net exporter. RPL's products, valued at US$ 1.4 billion (Rs. 6,410 crores), have been exported, in the very first year of its operations, to the most quality conscious markets of the world, including the US and Europe. This reflects the international quality of RPL's products, and adherence to the most stringent quality and environmental norms.

As per the government's announced schedule for deregulation of the petroleum sector, RPL expects to commence direct marketing of "controlled" petroleum products from April 2002.

New Areas

We are now, additionally, targeting leading market positions in India in 2 new sectors - oil and gas exploration and production (E&P), and the convergence of information and communications.

In both these sectors, we will be serving key national priorities, even as we build profitable businesses, and create value for our shareholders.

We have already become the country's largest E&P operator in the private sector, with over 1,25,000 sq. kms. of exploration acreage, in 19 different, offshore and onshore, deep and shallow water blocks. Over the next 2 years, we intend making significant investments in these blocks, to establish the oil and gas reserves.

This will enhance the level of energy security for the country, reduce dependence on imports, reduce outflows of foreign exchange, and lead to an increased level of integration for our own energy businesses, in addition to generating attractive returns on our investments.

In the field of information and communications, our group company, Reliance Infocom, is building a state-of-the-art, terabit capacity, IP based, optic fibre, broadband backbone across the country. Reliance Infocom intends to leverage the backbone, and related telecommunications infrastructure, to provide the full range of voice, data, image and value added services, to its customers.

Your company will be the lead investor in Reliance Infocom.

The creation of this world class digital infrastructure will increase teledensity in the country, accelerate the pace of development of the business of telecom/information technology enabled exports, and contribute to rapid economic growth, while also creating significant value for our shareholders.

Creating Wealth

It is a matter of great happiness for all of us that your company achieved the distinction of adding the highest market capitalisation in India, during the year 2000-01 – at a time when the broader markets witnessed unprecedented erosion in value.

Your company added market capitalisation of Rs. 8,051 crores (US$ 1.7 billion), which was about four times higher in value than the second best performer in the Indian stock markets.

I am particularly happy that the benefits of this creation of wealth have been shared by millions of investors in Reliance Industries, domestic and international, and retail and institutional.

During the calendar year 2000, your company also achieved the distinction of becoming the best performing petrochemicals stock globally, delivering an absolute return of 35% measured in US$ terms.

In addition, during the calendar year 2000, your company was the best performing stock among the 30 stocks constituting the country's benchmark index, the Sensex, delivering an absolute return of 45%.

The Reliance Industries share price has now consistently outperformed the Sensex, over all timeframes, by a wide margin.

I am delighted to note that long term investors in Reliance Industries shares have earned a return of 22% per annum, compounded for the past 5 years, in a period when the Sensex has actually declined by 4%.

It is our belief that the Reliance Industries share price continues to remain under-valued.

The company has a demonstrated track record of consistent growth, and excellent future prospects, and we are confident that the share price will better reflect the company's strengths in the future.

From the current year, the true value of Reliance Industries will be more appropriately reflected, upon consolidation of financials of Reliance Petroleum, and other affiliates, in line with international practice.

Our share buyback programme, announced last year, and proposed to be extended this year, has been successful in diminishing volatility in the stock price, lowering the "beta" and cost of capital, and reducing short term speculative pressures.

We remain committed to the use of the share buy-back programme, as a longer term measure for overall shareholder value enhancement.

A National Tragedy

A devastating earthquake, with an intensity of over 7 on the Richter scale, and with its epicenter less than 100 kms. away from Reliance's Jamnagar complex, shook the state of Gujarat on January 26, 2001.

Our plants achieved a safe shutdown in accordance with prescribed procedures, and were restarted in phases, with full emphasis on safety and reliability.

The broader tragedy is unprecedented.

Reliance extended all possible support, including monetary contributions, and deployment of all available men, materials and resources, for the relief of people affected by the earthquake.

On behalf of the entire Reliance family, I extend our deepest sympathies, and pledge our support, to the people of Gujarat, affected by this enormous calamity.



Dhirubhai H. Ambani
Chairman

Reliance Equity

THE FINAL test of any company, from the perspective of its shareholders, is the sustained price performance of its equity share. Market share, size of business, competitive advantage, profit numbers, and all other parameters are important. But at the end of the day, shareholders judge a company in the light of the returns earned on their investments in the company's share.

The performance of Reliance Industries equity shares has been attractive over a period of time to all investors. In the 1980s and early 1990s, Reliance raised significant equity financing for its projects, through several offerings. Yet, Reliance's long-term share price performance has been amongst the best in the country.

Consider this. The Bombay Stock Exchange listed Reliance Industries shares in January 1978, after the company's offer for sale of 2.82 million shares. In the succeeding 23 years, Reliance's turnover has grown 418 times, and its net profit has grown nearly 1,000 times. Reflecting this growth, the value of Reliance shares has increased exponentially.

More Shares, Higher Value

Over the last nearly seven years, Reliance has not approached the markets for equity financing. However, between the initial listing in 1978, and the early-nineties, Reliance Industries made several rights issues of equity shares and convertible debentures, to finance its projects.

Here is what that meant for the investor. An original investor of 100 shares in the maiden public offering, who subscribed to every rights issue of equity shares and convertible debentures, would have invested Rs. 46,379.

To date, that investment would have fetched him 2,174 shares (a multiplication of holding by more than 20 times), including 1,310 bonus shares, valued at Rs. 7,60,900 at the average market price in April 2001. He (or she) would also have received a total dividend of Rs.79,270.

The rate of return ? An extraordinary 29% per annum, compounded for 23 years !

Take an investor who subscribed to 100 shares in the maiden offering, and then did not subscribe to any of the subsequent issues. For an original investment of Rs. 1,000, he would today have a holding of 512 shares (including 412 bonus shares), valued at Rs. 1,79,200 at the average price in April 2001. He would also have received Rs. 24,765 as dividends over this period. The compounded annual rate of return - a staggering 44% per annum !

These long term rates of returns achieved by investors in Reliance Industries equity are unmatched by any other Indian company of significant size, and far outstrip the market averages.

The Value Drivers

This remarkable performance has been driven by a set of values. These values have helped Reliance deliver extremely high returns to its shareholders, and helped sustain well over double-digit growth year after year.

Value 1: Spot the market, time the entry, and grow with it as India grows

Reliance has continuously focussed efforts on areas that had great latent market potential in India. The idea is simple: first find unique opportunities, and then build enough strengths quickly, to be able to exploit the subsequent demand explosion. Reliance has continuously tapped the entire spectrum of growth opportunities provided by the world's second most populous country.

Reliance has always shown the way, in the industry segments it chose to storm. It was synthetic textiles, textile intermediates and chemicals in the eighties, plastics and petroleum products in the nineties, and now, telecommunications in the 21st century.

Reliance's focus on product segments with immense domestic market potential has allowed the company to build massive plants, with a globally competitive cost structure, and operate them at full capacity. Not surprisingly, Reliance is ranked amongst the top 5 global players in several of its key product segments.

Reliance's turnover has grown at a compounded annual growth rate of 28%, over the 23 years since the share was listed in 1978. This has been achieved through business cycles, years of low GDP growth, years of domestic economic crisis, and years in which economic reforms resulted in opening up of Indian markets to overseas competition, and significant reduction in import tariffs.

The quest for large domestic markets in which Reliance can assume significant positions continues unabated. India's telecommunications market is hugely under- penetrated, and offers one of the most attractive growth opportunities in the world.

In fiscal 2001 Reliance has promoted Reliance Infocom, offering the widest geographical reach and the broadest range of product offerings. The project will make Reliance a leading player in this market.

Value 2: Indian markets, global competitiveness

Reliance has always believed in building long term competitiveness and profitability, rather than in focussing on short-term numbers. Long before economic reforms forced the Indian corporate world to consider competitiveness as a central business aim, Reliance benchmarked itself against its global peer group.

This is why, right from the beginning, the company built capacities that were much larger than those set up by earlier entrants. When Reliance set up a 10,000 tonnes per annum polyester yarn plant in the early 1980s, the total domestic demand was officially estimated at about 20,000 tonnes per annum, and the existing capacity was already 11,000 tonnes per annum. Reliance started from this small base and kept on adding capacity over the years as the market exploded.

Eighteen years later, during a single fiscal (2000-01), Reliance has sold nearly 800,000 tonnes of polyester. And, Reliance is now the world's second largest producer of polyester staple fibre and polyester filament yarn. Importantly, Reliance is also amongst the lowest cost producers of polyester in the world.

Over the past 10 years, import duties on products manufactured by Reliance have declined significantly. Proving the doomsayers wrong, between 1993 and 2001, Reliance Industries' net earnings have compounded at an annual rate of 30%, and earnings per share have compounded at an annual rate of 18% - testimony to its global competitiveness.

Value 3: Growth must be profitable

This is an important element of Reliance's growth: Reliance believes that for a market to be attractive, it must not only be large, but it must yield profits. Long term growth is sustainable, only if growth is consistently profitable.

Rather than squeezing capital usage to increase profitability, the Company has consistently used vertical integration, world class economies of scale and technologies to optimise costs and achieve competitive advantage.

Reliance Industries' planned investments in what are called "new economy" businesses are driven by the same beliefs that have always underpinned its earlier investments in the "old economy". Reliance continues to believe in focussing on large growth opportunities, best-in-class technologies and superior project implementation, building scale and growing the market, and superior operational management.

Reliance looks for strong cash flows, and attractive rates of returns on investment, and is not enamoured by any other numbers purporting to reflect growth.

Value 4: Discipline, discipline, and discipline

Growth is heady, but it has never swayed Reliance off one of its driving principles: financial discipline.

Reliance Industries' extraordinary growth has been financed by a judicious mix of debt and equity. Reliance raised equity financing in its early years, and has then relied on debt financing and internal accruals, to sustain subsequent growth. The last offering of equity share capital was in 1994.

RIL has a high interest cover ratio, and an impeccable record in debt servicing throughout its history. RIL continues to enjoy the highest credit rating in the domestic markets, and its international credit rating is constrained by the sovereign ceiling.

Reliance has proven itself to be amongst the most nimble-footed organisations in the world, when it comes to taking swift advantage of unfolding financial market scenarios. All of this, is aimed at achieving financial discipline and flexibility - the fundamental plank for sustained growth.

Value 5: Constant striving for management excellence

On January 26, 2001, one of the worst ever earthquakes, measuring over 7 on the Richter scale, rocked the Indian state of Gujarat. About a 100 km from the epicenter of the earthquake, Reliance's refinery and petrochemicals complex achieved an automated, safe shutdown, in accordance with prescribed procedures. The complex was restarted, and normal business resumed, in phases - a tribute to the preparedness of the management and operational team for any eventuality.

Of course, Reliance personnel then fanned out to the earthquake-affected areas in Gujarat, and centered their efforts on providing efficient and complete support to the community, with all the resources at their disposal.

The company's emphasis on investing ahead of visible demand called for large investments in plants. In most cases, these had to be supported by vertical integration and building of support services, like captive power plants and ports, because of the weak infrastructure environment in which the plants had to be set up.

The company has always recognised that to achieve profitability on such large investments, it would have to stabilise plant operations quickly, and achieve high plant utilisation rates. This has required development of outstanding management skills and organisational strengths, including skills for handling all unforeseen eventualities – even an earthquake of unprecedented magnitude.

New Areas, New Vistas

Reliance has achieved global prominence in petrochemicals and oil refining – focused on India so far. Reliance is now entering new areas of growth - E&P, marketing of petroleum products, and knowledge based industries, such as, information and communications.

India – with a population of over a billion people – is amongst the largest markets in the world. Every sector in which Reliance operates, is expected to witness strong demand growth.

At Reliance, growth is life.

Financial Highlights

Consistent and robust growth

(Rs. in crores)

	2000-01		'99-00	'98-99	'97-98	'96-97	'95-96	'94-95	'93-94	'92-93	'91-92	1985
	$ Mn											
Sales	6,008	28,008	20,301	14,553	13,404	8,730	7,786	7,019	5,345	4,106	2,953	733
Total Income	6,090	28,391	20,988	15,161	13,740	9,020	8,058	7,331	5,555	4,222	3,005	744
Earnings Before Depreciation, Interest and Tax (EBDIT)	1,193	5,562	4,746	3,318	2,887	1,948	1,752	1,622	1,159	929	575	139
Depreciation	336	1,565	1,278	855	667	410	337	278	255	280	193	37
Profit After Tax	567	2,646	2,403	1,704	1,653	1,323	1,305	1,065	576	322	163	71
Taxes paid to the Government	917	4,277	3,719	2,893	3,021	2,490	2,234	2,147	1,391	1,118	984	373
Equity Dividend %	42.5	42.5	40	37.5	35	65	60	55	51	35	30	50
Dividend Payout	96	448	385	350	327	299	276	199	138	85	48	25
Equity Share Capital	226	1,053	1,053	933	932	458	458	456	318	245	152	52
Reserves and Surplus	2,941	13,712	12,636	11,183	10,863	8,013	7,747	6,731	4,011	2,362	1,711	254
Net Worth	3,167	14,765	13,983	12,369	11,983	8,471	8,405	7,193	4,335	2,613	1,944	311
Gross Fixed Assets	5,549	25,868	24,662	22,088	19,918	14,665	11,374	8,390	5,132	4,641	4,314	736
Net Fixed Assets	3,009	14,027	15,448	15,396	14,973	11,173	9,233	6,585	3,600	3,368	3,338	607
Total Assets	6,408	29,875	29,369	28,156	24,388	19,536	15,038	11,529	8,121	6,083	4,880	1,046
Market Capitalisation	8,836	41,191	33,346	12,176	16,518	14,395	9,783	12,027	10,718	4,388	6,656	906
Number of Employees	-	15,083	15,912	16,640	17,375	16,778	14,255	12,560	11,873	11,944	11,940	9,066

Key indicators

	2000-01		'99-00	'98-99	'97-98	'96-97	'95-96	'94-95	'93-94	'92-93	'91-92	1985
	$											
Earnings Per Share - Rs.	0.54	25.1	22.4	18.0	17.6	14.4	14.0	11.7	9.1	6.6	5.4	6.9
Cash Earning Per Share - Rs.	0.79	40.0	34.6	27.1	24.7	18.8	17.6	14.8	13.1	12.3	11.7	10.6
Sales Per Share - Rs.	5.70	265.8	192.7	155.9	143.6	94.8	85.0	77.0	84.1	83.5	97.1	70.5
Book Value Per Share - Rs.	3.01	140.1	129.9	129.8	128.3	92.0	89.5	79.0	68.0	53.0	63.9	29.5
Debt : Equity Ratio	0.72:1	0.72:1	0.82:1	0.86:1	0.68:1	0.83:1	0.49:1	0.35:1	0.58:1	0.84:1	0.92:1	1.66:1
EBDIT/ Sales %	21.6*	21.6*	23.8*	22.8	21.5	22.3	22.5	23.1	21.7	22.6	19.5	19.0
Net Profit Margin %	10.3*	10.3*	12.0*	11.7	12.3	15.2	16.8	15.2	10.8	7.8	5.5	9.7
RONW % **	20.0	20.0	21.8	19.0	21.6	22.3	25.3	23.5	18.2	20.7	17.1	30.5

1US$ = Rs. 46.62 (Exchange rate as on 31.03.2001)

All references to $ are to US Dollars

Per share figures upto 1996-97 have been recast to adjust for 1 : 1 bonus issue in 1997-98

* Sales excludes merchant exports

** Adjusted for CWIP and revaluation

India's Largest Selling Brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyesters				
Recron	Texturised Yarn		Apparels, Home textiles	E.I. DuPont, USA
	Twisted/Dyed Yarn		Industrial sewing threads, Automotive Upholstery	
	Polyester Staple Fibre (PSF)		Sleep Product : Pillows, Cushions, Toys, Quilts, Mattresses	
	Polyester Filament Yarn (PFY)			
	Polyester Fibre Fill (PFF)			
Relpet	Polyethylene Terephthalate (PET)		Packaging-water, soft drinks, beverages, confectionary	E.I. DuPont, USA/Sinco, Italy
Polymers				
Relene	High Density Polyethylene (HDPE)		Packaging-woven sacks, films, containers, Household-luggage Industrial crates, pallets, gas pipes, ropes, Agriculture-water pipes	Novacor, Canada (earlier DuPont, Canada)
Reclair	Linear Low Density Polyethylene (LLDPE)		Packaging-films, squeeze bottles. Household-lid and caps, water tanks, Industrial-storage containers, liners, cable sheathing. Agriculture-drip irrigation	
Repol	Polypropylene (PP)		Packaging-Woven sacks, TQ and BOPP films, containers, strappings Household-Bathware, Kitchenware, Furniture, Industrial-Dashboard, bumpers, grills, fender, other plastic components	Unipol
Reon	Polyvinyl Chloride (PVC)		Pipes and fittings, profiles, films and sheets, bottles containers, wire and cables	Geon Company, USA (earlier B.F. Goodrich, USA)
Chemicals				
Relab	Linear Alkyl Benzene (LAB)		Detergents	UOP, USA
Fibre Intermediates	Paraxylene (PX)		Raw material-PTA	UOP, USA
	Purified Terephthalic Acid (PTA)		Raw material-Polyester	ICI, UK/Du Pont
	Mono Ethylene Glycol (MEG)		Raw material-Polyester	ABB Lummus Crest, Netherlands (Shell Process)
Textiles				
Vimal	Suitings, Shirtings, Dress material, Sarees		Apparels	
Harmony	Furnishing fabrics, Day curtains Automotive upholstery		Furnishings, home textiles	
SlumbeRel	Fibre filled pillows and sleep products		Sleep products	E.I. DuPont, USA
RueRel	Suitings			
Reancé	Readymade Garments			
Oil and Gas	Crude Oil and Natural Gas		Refining, Power, Fertilizers and Petrochemicals	Enron Oil and Gas, USA

Product Flow Chart


Offshore
Oil & Gas Production
Jamnagar Complex
Refining
Fuel Oil
Naphtha/NGL
Kerosene
Hazira Complex
PP (1)
Propylene (1)
Ethylene
Butene-1
VCM
EDC
EO
PVC
DEG
MEG
TEG
HDPE/LLDPE
Patalganga Complex
PX(1)
NP
Acetic Acid
PTA(2)
LAB
Existing Products
Purchased Raw Materials
PET(3)
Polyester Chips
PFY(2)
PSF(2)
Naroda Complex
Texturised/Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics

Abbreviation	Full Name	Abbreviation	Full Name	Abbreviation	Full Name
DEG	Di-ethylene glycol	MEG	Mono-ethylene glycol	PTA	Purified terephthalic acid
DMT	Di-methyl-terephthalate	NGL	Natural gas liquid	PVC	Polyvinyl chloride
EDC	Ethylene di-chloride	NP	Normal paraffin	PX	Paraxylene
EO	Ethylene oxide	PET	Polyethylene terephthalate	TEG	Tri-ethylene glycol
HDPE	High density polyethylene	PFY	Polyester filament yarn	VCM	Vinyl chloride monomer
LAB	Linear alkyl benzene	PP	Polypropylene		
LLDPE	Linear low density polyethylene	PSF	Polyester staple fibre		

(1) Plant also operational at Jamnagar Complex (2) Plant also under operation at Hazira complex (3) Plant operational at Hazira Complex.

Management Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements which may be identified by their use of words like "plans," "expects," "will," "anticipates," "believes," "intends," "projects," "estimates" or other words of similar meaning. All statements that address expectations or projections about the future, including, but not limited to, statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company's actual results, performance or achievements, could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis, of any subsequent developments, information or events.

Overall Review

During the year, Reliance scaled new peaks and set several new records at the corporate, and the group, level.

India's No. 1 business group

Reliance strengthened its position as the largest business group in India, on all major financial parameters, including sales, profits, net worth, assets and market capitalisation.

Contribution to the Indian economy

The Reliance group's leadership position in India, is reflected in its all round contribution to the national economy.

Reliance group contributes:

- 3% of India's GDP
- 5% of India's total exports
- 9% of Indian government's indirect tax revenues

The group also accounted for 2.3% of the gross capital formation in the country, in the last 5 years.

Role in the Indian corporate sector

The Reliance group enjoys a pre-eminent position in the Indian corporate sector.

The Reliance group accounts for:

- 30% of the total profits of the private sector in India
- 10% of the profits of the entire corporate sector in India
- over 12% of the total market capitalisation
- weightage of 24% in the Sensex
- weightage of 21% in the Nifty Index

Also, 1 out of every 4 investors in India is a Reliance shareholder.

India's top 2 private sector companies

Reliance Industries Ltd. (RIL) and Reliance Petroleum Ltd. (RPL) have become India's top 2 companies, in terms of all major financial parameters.

RIL is the largest private sector company in India, in terms of net worth, assets, and net profits, and is second only to RPL, in terms of sales.

Exports Performance

The Reliance group also set several new records in terms of its exports performance during the year.

- Group exports were US$ 2 billion (Rs. 9,370 crores) during the year, ranking the Reliance group as India's largest exporter
- Individually, too, RIL and RPL are India's top 2 exporters
- RIL's manufactured exports increased 100% during the year, to US$ 635 million (Rs. 2,960 crores)

Global Rankings

During the year, Reliance became the second largest producer of POY and PSF in the world, as a result of its continued active participation in the restructuring of the domestic polyester industry.

Reliance is now ranked amongst the top 10 producers globally, in all its major products. Reliance is the 3rd largest producer of paraxylene (PX), the 4th largest producer of PTA, and the 6th largest producer of polypropylene (PP) in the world.

Operating Environment and Performance

During the year, Reliance faced a multitude of challenges on the operating front. The petrochemicals industry globally faced difficult times in this period, owing to increased feedstock costs, and declining product selling prices.

There was also a devastating earthquake in the state of Gujarat, where Reliance's major plants are located. Reliance's plants achieved a shutdown, in accordance with prescribed procedures, and were restarted in phases, but overall business activities in the state were paralysed for 2-3 weeks.

Reliance overcame these challenges to report strong financial performance.

RIL once again set new production records during the year, with total production volume crossing a new milestone, at 10.4 million tonnes - an increase of 16 % over the previous year.

Sales for the financial year 2000-01 increased 38% over the previous financial year 1999-2000, to Rs. 28,008 crores (US$ 6 billion).

Net profits recorded growth of 10% to Rs. 2,646 crores (US$ 567 million), setting new records for the Indian corporate sector.

Plans for partial divestment of upto 13% stake in RPL

Reliance presently controls a 64% equity stake in RPL.

During the year, Reliance Industries announced its plans to divest an equity stake of upto 13% in RPL, in one or more tranches, at an appropriate time, by way of international offerings, to strategic and/or financial investors.

The benefits to RIL from this transaction will include realisation of substantial capital gains, generation of incremental resources to RIL, lowering the cost of balance shareholding in RPL, and unlocking the value of RIL's shareholding in RPL, without impacting management control.

Based on the market price of the RPL share as on March 31, 2001, the value of the 13% equity stake in RPL is Rs. 3,283 crores (US$ 704 million).

Financial Review

Sales increased 38% in the year ended March 31, 2001 to Rs. 28,008 crores (US$ 6,008 million), against Rs. 20,301 crores last year.

Sales, excluding merchant sales, increased 29% year-on-year, to Rs. 25,731 crores (US$ 5,519 million).

Sales include inter-divisional transfers of Rs. 4,984 crores (US$ 1,069 million), against Rs. 4,454 crores in the previous year.

Sales growth of 29% during the year (excluding merchant sales) is comprised of the positive impact of 16% from volume growth, and 13% increase in product selling prices, as compared to the previous year.

RIL's manufactured exports, including deemed exports, doubled to Rs. 2,960 crores (US$ 635 million), from Rs. 1,478 crores (US$ 339 million).

The increased exports demonstrate the international quality of Reliance's products, and reflect the diversification of its markets.

Prices of major feedstocks increased sharply during the year under review, as a result of higher crude oil prices during a greater part of the year. The rise in product prices lagged the increase in feedstock costs, leading to overall pressures on profitability.

Despite these pressures, Reliance's operating profit, before other income, increased 28% during the year to Rs. 5,179 crores (US$ 1,111 million).

Operating margin remained largely stable at 20%, as a result of increased volumes, higher product prices, partially mitigating higher feedstock costs, gains from productivity, cost control and efficiencies, higher degree of integration and value addition, rationalisation of duties, and rupee depreciation.

Other income decreased 44% to Rs. 383 crores (US$ 82 million), primarily on account of lower interest income, arising from the reduction in foreign currency monetary assets, and conversion of erstwhile interest bearing Optionally Fully Convertible Debentures of RPL into equity.

Interest expense increased 21% to Rs. 1,216 crores (US$ 261 million), and depreciation increased 22% to Rs. 1,565 crores (US$ 336 million), consequent upon completion of the Jamnagar Petrochemicals complex, and a change in the basis of providing depreciation in respect of certain assets.

Interest expense capitalised during the year was significantly lower at Rs. 13 crores (US$ 2.7 million), as against Rs. 268 crores (US$ 61 million) in the previous year.

The company's corporate tax liability for the year was Rs. 135 crores (US$ 29 million), which was limited to the impact of the Minimum Alternative Tax (MAT).

Cash profits increased 16% to Rs. 4,346 crores (US$ 932 million).

Net profit for the year increased 10% to Rs. 2,646 crores (US$ 567 million).

The profit for the year would have been higher by Rs. 163 crores (US$ 35 million), had there been no change in the method of providing depreciation.

Earnings Per Share (EPS) were Rs. 25.1 (US$ 0.54) and Cash Earnings Per Share (CEPS) were Rs. 40 (US$ 0.86). The paid up equity share capital stood at Rs. 1,054 crores (US$ 226 million).

RIL's true value is reflected upon consolidation of RPL's financials, in accordance with international practice. The proforma figures for the year 2000-01, based upon the equity accounting method, are:

- Consolidated profits of Rs. 3,588 crores (US$ 770 million)
- Consolidated EPS of Rs. 34 (US$ 0.73)
- Compounded profit growth of 22% per annum, over the last 5 years
- Consolidated Return on Equity of 27%

RIL declared a dividend of 42.50%, constituting a dividend pay out (including dividend tax) of Rs. 494 crores (US$ 106 million) for the year. The dividend declared continues to be amongst the largest in the private sector. The company has been consistently increasing dividends since the past seven years.

The company contributed a total of Rs. 4,277 crores (US$ 917 million) to the national exchequer in the form of various taxes.

The company's operations have helped the nation save precious foreign exchange to the tune of Rs. 17,309 crores (US$ 3,713 million), an increase of 21% over the previous year's figure of Rs. 14,293 crores.

Capital expenditure during the year was Rs. 655 crores (US$ 140 million).

Total Assets increased to Rs. 29,875 crores (US$ 6,408 million).

Resources & Liquidity

Reliance continues to maintain its conservative financial profile, as reflected in both, its domestic and international ratings.

The ratings of the company's long term debt were reaffirmed at "AAA" from CRISIL, the highest rating awarded by the agency. The company also obtained a "AAA" rating from FITCH India for its domestic long term debt.

The company's international debt carries ratings of "BB" (stable outlook) from S&P, and Ba2 from Moody's, the latter constrained by the sovereign ceiling.

Reliance's gross debt equity ratio, including long term and short term debt as on March 31, 2001 is a conservative 0.72:1.

Reliance's fully diluted equity share capital now stands at Rs. 1,054 crores (US$ 226 million). There are no outstanding instruments, convertible into equity.

The company remitted US$ 844 million (Rs. 3,858 crores) during the year from its offshore foreign currency balances. This was in line with the company's overall foreign exchange risk management policies, in the backdrop of rapidly growing export revenues. The company has no offshore balances at the end of the year.

The company's exports, and foreign exchange denominated oil and gas revenues, now provide a more than 6 times cover for its annual interest obligations on foreign currency debt.

The company's exposure to direct increase in feedstock costs from devaluation of the rupee has also reduced, as it is presently importing only ethylene dichloride (EDC). The value of these imports is not material in the context of the overall scale of the company's operations.

Reliance funds its long term and project related financing requirements from a combination of internally generated cash flows and external sources.

Reliance has issued over US$ 1.3 billion (Rs. 6,000 crores) of debt securities in the international capital markets since 1995, with maturities ranging from 7 years to 100 years. The average final maturity of the company's foreign exchange debt is 17 years.

The company refinanced two outstanding foreign currency syndicated loans aggregating to US$ 187 million (Rs. 880 crores), achieving significant interest savings. This forms part of an ongoing programme of interest cost reduction for the company.

Reliance bought back a total of US$ 157 million (Rs. 735 crores) of its offshore bonds during the year and refinanced the same through syndicated loans in the bank market.

Reliance has, in aggregate, bought back and cancelled US$ 194 million (Rs. 910 crores) of its bonds to date, which is about 19% of the total issued amount.

During the year, Reliance demonstrated its financial flexibility and innovativeness by successfully exercising call options on its existing higher cost rupee debt, and refinancing the same by issuing debt paper in the domestic market, to take advantage of the declining interest rate environment.

Reliance repaid and exercised call options on domestic debt aggregating to Rs. 2,089 crores (US$ 448 million), and issued a combination of fixed rate and floating rate debt aggregating Rs. 450 crores (US$ 97 million), with significant interest cost savings.

During the year, the company exercised early call option on all its outstanding preference shares of Rs. 293 crores (US$ 63 million), owing to an unfavourable tax charge on dividend distribution.

Reliance meets its working capital requirements through committed rupee credit lines, provided by a consortium of Indian and foreign banks. The credit lines are fixed annually, and reviewed on a quarterly basis. In addition, Reliance issues short term debt in the form of commercial paper and unsecured bonds.

Reliance has established a rupee commercial paper programme, to provide an alternative source of working capital. Reliance's commercial paper is rated P1+ by CRISIL, the highest credit rating which may be assigned to this instrument. As at March 31, 2001, Reliance had no commercial paper outstanding.

Reliance has significantly enhanced its pre-shipment export financing programme, owing to the substantial increase in exports. The year end outstandings were nominal.

The combination of the above has enabled Reliance to significantly reduce the average cost of its short term debt.

Reliance also undertakes liability management transactions, such as interest rate swaps and currency swaps, on an ongoing basis, to reduce its overall cost of debt and diversify its liability mix.

Reliance's cash flows, at current year's levels, for less than 3 years, are adequate to extinguish its entire debt.

Share Buy-back Programme

At the Annual General Meeting held on 13th June, 2000, the shareholders had approved a buy-back of the company's shares of Rs. 10 each, for an amount not exceeding Rs. 1,100 crores, upto a maximum price of Rs. 303 per share, through open market purchases from the stock exchanges.

The company's share closed below the specified maximum buy-back price of Rs. 303 per share, on only 11 days, in the period of over a year that elapsed since the buy-back announcement.

This was in sharp contrast to the experience of most other Indian companies, which saw their share prices generally trading well below their specified buy-back prices, even after such companies had deployed significant amounts towards their buy-back programmes.

The Company has not bought back any of its shares in the limited number of days when the share price has dropped below the maximum specified buy-back price, as the share has consistently been outperforming all benchmark indices by a wide margin, and the temporary decline for a limited number of days was also more a reflection of short term volatility in the global, regional and domestic stock markets.

The Company has consistently set forth its philosophy of viewing share buy-back as a measure to enhance overall shareholder value and returns, and not a mechanism to artificially support any particular price level for the Company's share, or to respond to short term speculative pressures.

The share buy-back has already achieved many of the company's stated objectives of reduction in volatility, lowering of beta, and elimination of speculative pressures.

From the perspective of investors, the maximum specified buy-back price has effectively served as a floor price for the company's share, even though the Company, for the reasons stated above, has not deployed any funds for the share buyback.

The Directors have proposed to once again obtain the approval of shareholders for a share buy-back programme, on the same terms as applicable last year, namely, an amount of upto Rs. 1,100 crores, at a maximum price of upto Rs. 303 per share.

The proposed share buy-back is likely to lead to further reduction in volatility, lowering of beta and cost of capital, and enhancement of Return on Equity (ROE) and Earnings Per Share (EPS).

Increase in FII Ownership Limit to 49%

The recent Union Budget has raised the limit of investment by Foreign Institutional Investors (FIIs), in equity of Indian companies, up to 49% of the paid up equity capital of such companies, subject to the approval of the Board of Directors of the investee company, and approval of members of the investee company by way of a special resolution.

An increase in the FII limit to 49%, thereby increasing the quantum of shares which can be held in the company by foreigners, results in increased weightage of the company's share in benchmark international stock market indices. A large number of FIIs direct their investments on the basis of these benchmark indices.

Accordingly, the Directors have proposed an increase in the FII limit, to 49% of the equity capital of the company.

The foreign ownership in the company as on March 31, 2001 stood at 17.34%.

Business Review

Oil & Gas

Reliance's oil and gas interests form an operating division of Reliance Industries.

Reliance holds a 30% interest in an unincorporated Joint Venture with Enron and ONGC, to develop proven oil and gas fields at Panna, Mukta and Tapti. Enron has a 30% share, and ONGC the balance 40% share.

The oil and gas production from the Panna-Mukta and Tapti fields is presently being sold to Indian Oil Corporation (IOC) and Gas Authority of India Ltd. (GAIL), as nominees of the Government.

The Panna and Mukta fields are currently producing over 29,000 barrels of crude oil, and 2.5 million cubic meters of gas per day. Total oil production has increased by 22% to 10.59 million barrels in 2000-01, from 8.71 million barrels in the previous year, while gas production has registered 11% volume growth at 951 million cubic meters.

Current estimates of balance recoverable reserves from the Panna-Mukta fields are 184 million barrels of oil and oil equivalent gas (MMBOE). The proposed expanded plan of development under consideration envisages increasing the reserves to 214 MMBOE. This would increase the recoverable reserves by 16%.

From the Tapti field, 1,974 million cubic meters of gas have been produced during the year. Estimates for in-place reserves from Tapti field have been revised to 96.3 billion cubic meters of gas equivalent based upon the results of 3D modeling. The new revised plan of development is at an advanced stage of discussions amongst the joint venture partners.

Oil and Gas accounted for 3% of Reliance's revenues during the period under review, reflecting the impact of increased production, and higher energy prices.

During the year, Reliance has, in a 90:10 consortium with Niko Resources of Canada, been awarded 12 new exploration blocks by the Government, through a process of competitive international bidding.

These 12 blocks cover a wide range of geological settings, spanning shallow and deep waters. Together with the 2 blocks awarded to Reliance in the earlier rounds of bidding, this has made Reliance the country's largest E&P (Exploration and Production) player in the private sector, with exploration acreage of 1,05,765 sq. kms, off both, the east coast and west coast of India.

The Production Sharing Contracts with the Government have been signed in April 2000.

Reliance is in the process of completing the formalities for the acquisition of 5 exploration blocks from Tullow of UK, consisting of 21,000 square kilometers.

Reliance has also bid for 15 new exploration blocks in the second round under the Government's New Exploration Licensing Policy (NELP), along with Hardy Oil of UK.

The fiscal environment for the new exploration blocks being awarded under the government's New Exploration Licencing Policy (NELP) is attractive, with several corporate tax, import duty and other benefits. The company will enjoy complete marketing rights for production from these blocks.

Reliance sees considerable promise in acreages held by it, and expects the share of oil and gas revenues to consistently increase in its overall business portfolio.

Reliance will deploy state-of-the-art technology for the project, covering all activities, such as seismic studies, processing and interpretation of data, and drilling.

Reliance has already started their exploratory activities and is now in the process of acquiring more than 9,000 line kilometers of 2-D and 3,500 square kilometers of 3-D seismic data. Most of this seismic work is expected to be completed before the monsoon of 2001, by deploying upto 4 seismic vessels.

Polyester (POY, PSF, and PET)

Industry Structure and Developments

The polyester industry in India is highly fragmented with over 25 producers, most having operations which are below the minimum economic size, and which are non-integrated.

Reliance is the largest polyester producer in the country, with over 51% share of the domestic market.

Reliance is also now the 2nd largest producer of polyester staple fibre (PSF) and polyester filament yarn (PFY) in the world.

In line with global trends, the PSF and PFY industry in India continued to witness restructuring and consolidation. Reliance played the leading role in this process.

Subsequent to the close of the financial year, the Government has imposed anti-dumping duties on POY imports from a large number of countries in the Asia Pacific region, to counter unfair competition.

Product-wise Performance

Reliance's production volumes in the polyester business (PFY, PSF and PET) increased 10 % during the year, to 724,000 tonnes. The industry's production grew by 1% over this period.

During the year, Reliance's POY production was nearly 336,000 tonnes, PSF production 317,000 tonnes and PET production 72,000 tonnes.

Reliance has continued its active participation in the restructuring of the domestic polyester industry. During the year, Reliance has acquired control over two more polyester manufacturing facilities, DCL Polyester Ltd. and JCT Ltd., with a total capacity of 1,20,000 tonnes per annum.

Over the last 3 years, Reliance has acquired control over 2,60,000 tonnes per annum of polyester capacity, through several, low-cost transactions. This has further strengthened Reliance's market leadership position, and improved the competitive structure of the industry.

Demand growth for POY and PSF, during the year, was flat. The key reasons were the destocking of inventories, paralysis of business activities for 2 – 3 weeks following the devastating earthquake in the state of Gujarat in end-January, the strike observed by traders, weavers and texturisers as a result of changes in the excise duty structure, and the general slowdown in the economy.

However, over the past 2 decades, POY and PSF demand in India has grown at double digit rates. At current levels, per capita polyester consumption in the country still remains amongst the lowest in the world. This reflects the continued potential for strong demand growth in the future.

Demand growth in the PET segment was buoyant, at 36%. Reliance fully captured this opportunity, and also helped downstream users to develop new end uses for PET, in addition to conventional applications.

Mineral water and soft drink applications continued to be the major drivers for growth in PET consumption. Reliance also entered into a strategic alliance with Eastman of the US, to develop the market for PETG, a speciality polymer, which has considerable potential for the future.

During the year, Reliance has further increased its focus on speciality products in the polyester business. This has enhanced Reliance's market share, led to a wider product range, improved margins, and provided a superior overall value proposition to customers.

During the period under review, speciality products accounted for 63% of PSF production, and 24% of PFY production, contributing a premium of 5 – 20% over commodity prices.

Reliance has announced plans to increase its aggregate polyester capacity, by 33%, from the existing nearly 900,000 tonnes per year to 1.2 million tonnes per year, in the next two years.

Reliance's strategy is to achieve capacity expansion through attractive, low cost, acquisition deals, and building cost competitive facilities at existing sites.

Polyester Intermediates (PX, PTA, and MEG)

Industry Structure and Developments

Reliance is the world's 3rd largest producer of paraxylene (PX), and the world's 4th largest producer of PTA.

In India, Reliance is the largest manufacturer of polyester intermediates (PX, PTA, and MEG), with an aggregate market share of over 80%.

Reliance is the only producer of PX, while there are 2 PTA, and 4 MEG, producers in India.

Product-wise Performance

Reliance's production volumes in the fibre intermediates business (PX, PTA, and MEG) were up 29%, to 2.83 million tonnes, during the year.

PX production increased by 93% to nearly 1.3 million tonnes during the year. This sharp increase reflects the full impact of commissioning of the world's largest PX plant, with a capacity of 1.4 million tonnes per year, at Jamnagar.

During the year, PTA production was nearly 1.2 million tonnes and MEG production was nearly 368,000 tonnes.

Domestic demand for polyester intermediates grew by 9% during the year.

Polymers (PP, PE, and PVC)

Industry Structure and Developments

Reliance is the largest polymers (PE, PP, PVC) producer in the country, with a market share of 52%.

In all, there are 5 polyethylene (PE), 3 polypropylene (PP), and 6 polyvinyl chloride (PVC) manufacturers in the country.

Product-wise Performance

Reliance is the 6th largest PP producer in the world, with a capacity of nearly 1 million tonnes per year. Reliance also has 400,000 tonnes per year of PE capacity, and 300,000 tonnes per year of PVC capacity.

During the year, Reliance's polymers business (PP, PE, and PVC) reported an 18% increase in production volumes, to 1.54 million tonnes.

This mainly reflects the impact of commissioning of the 600,000 tonnes per annum of PP capacity at the integrated Jamnagar petrochemicals complex.

Reliance produced over 900,000 tonnes of PP, 352,000 tonnes of PE, and 288,000 tonnes of PVC.

A new PE ducting plant was commissioned during the year, with a capacity of 80,000 tonnes per year. This is the largest such facility in Asia. This plant is primarily oriented towards meeting the needs of Reliance Infocom, for its planned nationwide, optic fibre broadband network. PE ducts are used for laying optic fibre cables below the ground level.

Overall demand growth for Reliance's polymers products was 11% during the period under review. Demand for Reliance's major product, PP (accounting for nearly 60% of production), witnessed exceptionally strong growth rates of 15% per year, as a result of the continuing substitution effect, and its wider acceptability over competing products.

India is one of the fastest growing polymers market in the world, and is expected to become the world's 3rd largest polymers market, after the US and China, within this decade.

The significant domestic demand potential is derived from the anticipated high growth in user industries such as telecom, food and beverages, packaging, transportation and consumer durables, and from continued substitution of traditional materials like wood, metals, glass, etc.

Current polymers consumption in India is only 1/4th of the consumption levels in China, with annual consumption of around 3 million tonnes in India, as compared to China's annual consumption of over 13 million tonnes.

Cracker Products – Ethylene and Propylene

Reliance operates the world's largest grassroots, multi-feed cracker at its Hazira petrochemicals complex. During the year, Reliance produced 740,000 tonnes of ethylene and 354,000 tonnes of propylene.

Reliance has announced plans to increase its cracker capacity by 33%, to 1 million tonnes per year, through debottlenecking.

Cracker – Other Products

Production of benzene, toluene and other by-products was optimal, consistent with feedstock characteristics.

Benzene production increased 18% to over 252,000 tonnes per year. Reliance maintained its leadership in the domestic market with a share of over 44%. During the year, Reliance exported nearly 70,000 tonnes of benzene to styrene manufacturers in South East Asia, Europe, and the US, reflecting the premium quality of its production.

Production of toluene increased 19% to nearly 70,000 tonnes. Reliance produces ultra pure toluene, suitable for producing toluene di-isocyanate, benzoic acid and chloro toluene.

Orthoxylene production increased sharply to 110,000 tonnes during the year, reflecting the full operations of the aromatics complex at Jamnagar. Reliance has replaced imports to a large extent, now commanding a nearly 95% share of the domestic orthoxylene market.

LPG Business

RIL produces Liquefied Petroleum Gas (LPG) from its cracker at Hazira. RIL markets bulk LPG directly to end users and private bottlers through RPL. Packed LPG is marketed in cylinders to domestic and commercial customers.

Packed LPG – "Reliance Gas"

The customer base for "Reliance Gas," marketed by RPL in cylinders, has reached almost 7 lakhs in the states of Maharashtra, Gujarat, Madhya Pradesh and Rajasthan. Nearly 65% of the customers are in the rural markets. "Reliance Gas" has reached villages up to a population of 10,000.

Consumers are serviced by a network of 130 distributors, and over 5,500 distribution outlets strategically located in these 4 states.

Over 2 million tonnes of LPG is currently being produced by RPL, at its Jamnagar refinery. This entire production is being sold only to public sector oil companies, in accordance with the prevailing regulatory framework. Government has announced plans to decontrol marketing of all petroleum products, including LPG, from April, 2002. The experience gained in marketing "Reliance Gas", especially in the rural segment, will help RPL in penetrating these markets further for progressively absorbing this production.

Bulk LPG

RIL is marketing bulk LPG to industrial users, as well as private bottlers, all over the country.

During the year, RIL sold 29,000 tonnes of LPG to industries for use as a fuel, and 66,000 tonnes to private bottlers, for use as packed LPG for packaging and selling in cylinders to their own customers.

Bulk LPG sales will be further promoted from next year, when LPG production from the RPL refinery at Jamnagar is likely to become available for direct marketing.

LPG being an environment friendly fuel, Reliance's thrust is on developing new applications, by substituting fossil fuels and reducing the pollution load.

Chemicals

Reliance produced over 110,000 tonnes of Linear Alkyl Benzene (LAB), an intermediate in the production of detergents. RIL is the largest producer among four LAB producers in India.

Reliance is the most competitive producer of LAB in the country, owing to its economies of scale, backward integration and proximity to the markets.

Besides being a preferred supplier in the domestic market owing to its superior quality, customer service and relationships, Reliance is also the largest exporter of LAB from the country, catering to the requirements of leading multinational detergent producers.

Reliance produced 123,000 tonnes of Normal Paraffin, accounting for 45% of the domestic production. In addition to meeting captive requirements for the production of LAB, a well differentiated product range in Normal Paraffin enables Reliance to meet the diverse requirements of domestic manufacturers of Chlorinated Paraffin Wax, a plasticiser used in PVC compounding.

Textiles

Reliance's textiles complex at Naroda, near Ahmedabad, in the state of Gujarat is one of the largest and most modern textiles units in the country.

Reliance's textiles products are presently sold under the brand names of Vimal, Harmony, Reance, RueRel, Micro and Slumberel. Vimal, Reliance's flagship brand, is one of the largest selling brands of premium textiles in India.

Reliance announced a plan for comprehensive restructuring of its textile operations in April, 2001.

As part of this restructuring, Reliance will focus on its high value added product ranges of men's wear, under the VIMAL brand, and home textiles, under the HARMONY brand.

The first phase of restructuring has been completed, and will lead to a reduction of over 4,600 people from the textile division's total workforce. This has been achieved at an estimated one-time outlay of Rs. 90 crores (US$ 20 million), representing the largest voluntary severance payout in the Indian textiles industry.

The restructuring of the textiles business is aimed at strengthening the leadership of the VIMAL and HARMONY brands, enhancing market share and overall competitiveness, by focussing on superior quality, higher margin products, and substantially enhancing overall shareholder value.

Reliance's premium product quality ensures a ready export market for its textiles products, which have found acceptance even in the most demanding markets in the developed markets of the West.

The major elements of the textiles division's growth strategy include: greater thrust on high value added exports, expansion of retail showroom network via franchised outlets, commercial tie-ups with major international players, and a continued emphasis on brand building efforts.

During the year, Reliance's textiles exports (including deemed exports) increased 84% to over Rs. 140 crores (US$ 30 million), with a further consolidation of positions in the key markets of Europe, the US, Far East, and the West Asia.

The textile division's in-house R&D efforts led to the development of many new products and processes during the year. These include the development of polynosic blended high value fabrics, optimisation of disperse dyeing cycle using rapid disperse dyes, development of high performance shrink-resist machine washable wool blended fabrics, substitution of transfer printing on knitted velour by rotary printing, and the development of light-weight, wash-fast, flame-retardant knitted net fabrics.

The annual HARMONY art show, hosted by Reliance's textile division in April, 2001, in Mumbai, met with its usual enthusiastic response.

Opportunities

The Indian economy provides several attractive growth opportunities, with GDP generally forecast to grow by 5%-7% per annum over the next several years. Per capita consumption in India, for most products and services, remains amongst the lowest in the world.

Reliance intends to leverage its market leadership, and demonstrated strengths, namely, conceptualisation and implementation of large projects, technology absorption, financing flexibility, and large in-house pool of intellectual capital resources, to effectively participate in these opportunities.

Reliance is harnessing attractive opportunities for profitable growth in its existing businesses of oil and gas, refining and marketing of petroleum products, petrochemicals and their intermediates, fibres, polymers, chemicals, textiles, etc., as well as in new business areas of interest.

Reliance is participating in a unique, one time opportunity to create a world class digital infrastructure in India, through its infocom foray.

The infocom initiative will enable Reliance to participate in India's growing markets for voice, data, image and value added services, on a nationwide basis. These markets offer potential for exponential growth over the medium to long term, with many segments of these markets being opened up for private sector participation for the first time.

There are increasing opportunities in the export markets, for Reliance's products. The demonstrated global competitiveness and international quality of Reliance's products, and its superior logistics capabilities, provide the company with the ability to pursue these opportunities.

With the policy changes announced by the government in the recent budget, RIL now has an opportunity to divest a part of its controlling stake in RPL, in the international markets, with the objective of unlocking value for the benefit of RIL shareholders. RIL has already announced its plans in this regard.

Challenges

As in the past, Reliance faces normal markets competition in all its businesses from Indian and international companies. Reliance's business strategies and globally competitive cost positions have enabled it to retain its leading market positions, maintain operating margins, and enhance long term cash flows, even under difficult operating conditions for the global petrochemicals industry.

Reliance has consistently delivered superior value to its customers. This, together with Reliance's strong customer franchise, and extensive marketing and distribution network, has enabled the company to successfully compete against the threat of exports to India from the largest petrochemicals producers in Asia, and the Middle East.

Reliance's continued domestic market leadership, even after the opening up of the Indian market to imports, and the steep decline in import duties, over the past several years, reflects the global competitiveness of its operations, and its unique position of strength in the Indian market.

Reliance endeavours to enhance its competitive advantage, through a process of continuous improvements, and by implementing appropriate business strategies.

Outlook

Reliance's production volumes of 10.4 million tonnes during the year represent a new all time record.

These production volumes are expected to grow over the medium to long term. The volume increases will be achieved through a mix of low gestation, cost efficient debottlenecking and fresh capacity creation plans, attractive acquisitions, and efficiency improvements.

The outlook for margins in the petrochemicals business will depend upon global demand supply trends for the petrochemicals industry.

Any upturn in the petrochemicals cycle, as and when the same occurs, can significantly enhance Reliance's profitability, based on its scale of operations and its globally competitive cost positions. Reliance is already amongst the most profitable petrochemicals companies globally, in terms of return on equity (ROE), and other key indicators of profitability.

The import duty on naphtha, which is RIL's principal feedstock, has been increased from 5% to 10%, with effect from April, 2001. The impact on RIL's consolidated earnings is however largely mitigated owing to the company's significant controlling stake in RPL, which benefits from this change.

Reliance is making significant investments in a well-balanced and promising portfolio of oil and gas properties in India. This business has the potential to provide a higher contribution Reliance's overall business profile, in the medium to long term.

RIL's announced plans for partial divestment of its equity stake in RPL will generate substantial capital gains and incremental resources for RIL, and lower the cost of its balance shareholding in RPL, without impacting management control.

From the current year onwards, RIL's true value will be more appropriately reflected, through consolidation of financials of RPL and other affiliates.

RPL's own profits are expected to increase, in line with improving conditions for the petroleum sector, and with RPL's entry into marketing of controlled petroleum products from April 2002, as per the currently announced schedule of the government. This will translate into a higher share of income for RIL, as RPL's largest shareholder.

RIL's investments in Reliance Infocom have the potential to generate significant value for RIL, and its shareholders, in the medium to long term.

RIL's investments in RPL have already created substantial value for the benefit of its shareholders, with unrealised capital gains of over Rs. 9,800 crores (US$ 2.1 billion) in RIL's balance sheet as on March 31, 2001.

Reliance's investments in the oil and gas, infocom, telecom, and power businesses will provide additional revenue streams, thereby positively impacting its overall business and earnings profile.

Risks and Concerns

Nearly 90% of revenues from Reliance's existing operations are derived from sales in the Indian markets. The company is also making investments in attractive new businesses and markets in India.

These factors potentially expose Reliance to any risk of a significant shock to the Indian economy, which may adversely impact the long term fundamentals of the economy. Reliance's increasing exports revenues are part of a strategy to address this risk.

Reliance's existing operations have an exposure to the global petrochemicals cycle, and volatility in prices of its significant products and raw materials. Changes in global economic growth prospects may also impact prospects for petrochemicals companies worldwide.

The company's operations have historically shown significant resilience to the normal ups and downs of the economic and industry cycles, with demand for most of its key products continuing to grow at healthy rates even at times of an overall economic slowdown.

Reliance's highly integrated, and globally competitive operations, leading positions in domestic markets, diversification of markets through exports, and thrust on speciality products, etc., have proved to be an effective way to mitigate the impact of generic industry factors.

The move towards higher overall integration and investments in new businesses is further likely to positively impact Reliance's overall business risk profile.

Unfavourable trends in import tariffs on key raw materials and products may adversely impact the cost structure and/or selling prices of products in the domestic markets, thereby potentially affecting margins.

However, the impact of further import tariff reductions on Reliance's products is not likely to be substantial in the future, as import tariffs on Reliance's major products have already been reduced to WTO bound rates, or very close to those levels.

Reliance currently prices most of its products below the import parity price levels, which adds to the company's pricing flexibility in the event of import tariff reductions. Additionally, the company's margins are helped by any depreciation of the rupee against the US dollar – the historic rate of depreciation has been in the range of 5% per year over the long term.

Reliance has insured its assets and operations against a wide range of risks, as part of its overall risk management strategies.

Reliance continues to follow suitable strategies to positively modify its risk profile by eliminating and significantly reducing key business risks, and developing and implementing strategies to achieve the maximum possible degree of insulation from broad macroeconomic risks.

Reliance has raised foreign currency denominated external commercial borrowings for US$ 1.3 billion. Any adverse movement in the value of the Indian rupee may increase the company's liability on this account in rupee terms.

Reliance has adopted conservative foreign exchange risk management policies, in this regard. The company's rapidly growing export revenues, and foreign exchange denominated oil and gas revenues, provide more than adequate cover for the external debt service requirements every year.

The outlook for the Indian rupee is also now considered to be relatively stable. Historically, the Indian rupee has depreciated at an annual rate of around 5% over the past few decades. The country's official foreign exchange reserves have climbed to a record level of over US$ 42 billion.

Reliance operates a large number of complex manufacturing facilities, spread across 4 locations, having a significant degree of vertical integration, employing different technologies, and manned by over 15,000 personnel.

Reliance manages potential operational risks by adopting leading edge technologies, world class manufacturing practices, modern HRD (Human Resource Development) policies, and an appropriate HSE (Health, Safety and Environment) framework.

Reliance has been addressing new growth opportunities arising from the ongoing liberalisation and deregulation of the Indian economy. Any significant delays in further deregulation, or changes in the direction of that process, may impact prospects of all new players, including Reliance, targeting those opportunities.

Adequacy of Internal Controls

Reliance has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorised use or disposition, and that transactions are authorised, recorded, and reported correctly.

The internal control systems are supplemented by an extensive programme of internal audits, reviews by management, and documented policies, guidelines and procedures. The internal control systems are designed to ensure that the financial and other records are reliable, for preparing financial statements and other data, and for maintaining accountability of assets.

The efficiency and effectiveness of Reliance's internal control systems has further been improved during the year through successful implementation of the integrated SAP / R3 financial and business management system, which provides a high level of system based checks and controls.

Reliance has strong and independent internal audit systems, covering on a continuous basis, the entire gamut of operations and services spanning all locations, businesses and functions.

In addition to the in-house internal audit team, Reliance has several leading national and international professional firms on its internal audit panel.

Internal audit at Reliance includes evaluation of all financial, operating and information technology system controls.

Internal audit findings and recommendations are reviewed by the top management and the Audit Committee of the Board.

Reliance Petroleum

Reliance controls an approximately 64% stake in Reliance Petroleum Ltd. In accordance with Indian GAAP, RPL's financials are not consolidated with RIL.

RPL is the first refinery to be set up by the private sector in India, pursuant to oil sector reforms.

RPL is the world's largest grassroots refinery, and the 7th largest refinery in the world at any single site, with a capacity of 27 million tonnes per annum, at Jamnagar, in the state of Gujarat, India.

The RPL refinery has been set up at a capital outlay of Rs 14,250 crores (US$ 3.4 billion). The project cost has been financed on a conservative basis, with RPL's debt:equity ratio presently at 0.86:1.

The refinery has been set up at 30%+ lower per tonne capital costs, as compared to other refineries recently set up in Asia, by leading international oil companies. This has established new benchmarks for capital productivity.

The lower per tonne, capital costs translate into a sustainable competitive advantage for the company, enhancing its ability to capture growth opportunities in India and abroad.

RPL is amongst the most complex refineries in the region, with a Nelson's Complexity Index of 9.93. The high degree of complexity indicates large secondary processing capacity, leading to higher value addition, and higher refining margins, as compared to less complex refineries.

The refinery has been built adhering to the highest international standards of safety and environmental protection, and has the technical capability to deliver products of international specifications, even beyond Euro II norms.

RPL is the only refinery in India which is capable of producing gasoline with less than 1% benzene content, and diesel with less than 0.05% sulphur content, right from the first day of its operations.

RPL has access to fully integrated logistics infrastructure for product handling and evacuation. This allows the RPL refinery to move its products to the key markets in India and abroad, by sea, pipeline, rail and road, in a cost effective and timely manner.

In line with the government's oil sector policies, RPL is currently selling the four controlled products, namely, LPG, Gasoline, Kerosene and Diesel, to the public sector oil companies, Indian Oil Corporation Ltd. (IOC), Hindustan Petroleum Corporation Ltd. (HPCL) and Bharat Petroleum Corporation Ltd. (BPCL), to the extent required by the Government.

The Government's Oil Coordination Committee determines the price realisation for the sale of RPL's controlled products, based on the principle of import parity.

In addition, RPL is also exporting controlled products, which are not lifted by public sector oil companies. All other products are being directly marketed by RPL. About 25% of the production is being consumed captively by group companies.

The marketing of controlled products is to be deregulated with effect from April 1, 2002, as per the current schedule announced by the Government.

RPL has already applied for marketing rights for the controlled products, as it meets all the criteria specified in this regard by the Government, as per the Gazette Notification of November 1997. As soon as the marketing of controlled products is decontrolled, RPL will make appropriate arrangements for the same.

RPL is also making investments in pipeline projects, to facilitate distribution of petroleum products across the country, in a seamless and cost efficient manner.

RPL has a 10% stake in Petronet India Limited, the holding company set up for creation of pipeline infrastructure for evacuation of petroleum products all over India.

RPL holds a 13% stake in Petronet V.K. Ltd., which owns the 113 km. long Vadinar Kandla Pipeline. This pipeline links RPL's refinery to the Kandla Bhatinda pipeline, providing access to the high growth North and North-West markets.

The setting up of the Central India Pipeline project, which envisages setting up a 1,615 km pipeline, serving the landlocked markets in Central India, has been approved by the Government. RPL will hold a 26% stake in the joint venture implementing this project.

RPL commenced commercial production on April 1, 2000.

The entire Jamnagar refinery complex was synchronised within a very short period. The flawless start-up, and the subsequent quick synchronisation, of the refinery complex have led to strong cash flows and financial performance for RPL in its first year of operations.

RPL has become the largest private sector company in India, in terms of sales, and is second only to Reliance Industries Ltd. (RIL) in terms of net worth, assets, and net profits, based on performance in its very first year of operations.

RPL has thus joined RIL, amongst the ranks of India's top two companies, in terms of all major financial parameters.

RPL achieved 95% capacity utilisation during the year, despite the severe earthquake, with an intensity of over 7 on the Richter scale, which hit the state of Gujarat on January 26, 2001, with its epicentre only 96 Kms away from RPL's refinery.

Sales for the year were Rs 30,963 crores (US$ 6,642 million), and net profit was Rs 1,464 crores (US$ 314 million).

Exports of RPL products during the year were Rs. 6,410 crores (US$ 1,375 million), making RPL India's largest manufacturer exporter.

RPL's products have been exported to a large number of destinations in the Far East, Europe, the US, and South America, including to Japan, Singapore, Indonesia, Malaysia, Thailand, China, Greece and Italy. This reflects the international quality of RPL's products, and their adherence to the most stringent international environment and quality specifications.

RPL's paid up equity share capital as on March 31, 2001 stood at Rs. 4,753 crores (US$ 1,020 million).

Earnings Per Share (EPS) for the year are Rs. 3.08 (US$ 0.07), and Cash Earnings Per Share (CEPS) are Rs. 4.47 (US$ 0.1).

RPL is amongst the most profitable refining companies in the world achieving a return on equity (ROE) of over 21% in the very first year of operations.

RPL's financial strength is demonstrated by the recent credit ratings of AA by CRISIL and AA+ by Fitch India, for its long term debt.

The AA and AA+ instruments are judged to offer high safety of timely payment of interest and principal, and differ only marginally in safety from issues with the highest AAA credit rating. These "High Investment Grade" ratings, in the very first year of operations, are a unique achievement for RPL.

The Directors of RPL have recommended a maiden dividend of 5%, constituting a dividend payout (including dividend tax) of Rs. 262 crores (US$ 56 million).

RPL ranks amongst the top five private sector companies in India, with market capitalisation of Rs. 26,000 crores (US$ 5.6 billion).

Reliance Telecom

Reliance Industries holds a 26% equity stake in Reliance Telecom Ltd. (RTL).

RTL has two divisions – basic services, and cellular services.

RTL has licenses for Cellular Mobile Telephone Services (CMTS) in 7 cellular circles spanning 15 states, namely, HP, MP (including Chattisgarh), Bihar (including Jharkhand), Orissa, West Bengal (including Sikkim), Assam, and NE (including Arunachal Pradesh, Manipur, Meghalaya, Mizoram, Nagaland and Tripura).

RTL is the largest cellular operator in India, in terms of coverage, with its footprint covering about a third of India's population and geographical area.

RTL had operations in 86 towns and a subscriber base of 1,87,000 nos. as on March 31, 2001. The subscriber base increased 170% during the year, as against of industry growth rate of 90%.

The network capacity has been augmented to take care of the increased subscriber base. A new MSC (Mobile Switching Center) was installed in Indore, and capacity in 7 out of the 10 MSCs was increased to 2,64,000 subscribers, from 1,18,000 subscribers in March 2000.

RTL's operations have become cash positive during the year.

Prepaid Services have been launched in all circles during the year, and this segment now constitutes 88% of the total subscriber base, as compared to 43% last year. This is in line with the Company's strategy of automating its customer operations in far-flung semi-urban areas, to reduce fixed costs, and to ensure full collection of revenues.

RTL has launched two-way auto roaming services with key operators in all its circles, and this is expected to add to the company's revenues in the current year.

The ongoing deregulation of the telecom sector poses new challenges for the company. The public sector companies, BSNL and/or MTNL, will be licensed as a third cellular operator in each service area, and the process for the entry of a fourth operator in each area has also been announced by the government.

Recently, the Government has also allowed Fixed Service Providers (FSPs) to commence Wireless in Local Loop (WLL) services. This will result in increased competition for RTL.

RTL's basic services operations in the state of Gujarat are at an initial stage of development.

Reliance Infocom

Reliance Industries will be the lead investor in Reliance Infocom, with a 45% equity stake.

The Indian infocom markets present a unique opportunity, with significant potential for sustained growth over the medium term.

The current Indian teledensity is amongst the lowest in the world with only 30 million phones in a population of over a billion people. The Government's stated objective is to achieve over 150 million phones by the year 2010.

The Government is pursuing an open door policy, promoting unlimited competition in telecom services, in the best interests of consumers.

Reliance Infocom has announced plans for addressing the entire telecom market in India with a national footprint, and presence in fixed line, mobile, national long distance, and international long distance telephony, as well as a full bouquet of data, image and value added services.

Reliance is building a world class broadband, IP backbone, connecting India's top 115 cities with 60,000 route kilometers of fibre and with terabit capacity.

This integrated business model will provide a sustainable competitive advantage, enhance Reliance's returns and minimise risks.

Reliance will leverage its core competencies of complex project management, technology absorption, financial engineering, and building grassroots businesses, to become a leading player in the infocom landscape.

Reliance is implementing its infocom projects with a traditional return based philosophy to maximise value. All investments are based on traditional financial criteria, like positive cash flows, attractive IRRs and ROEs, and low payback period.

Reliance believes that there is a one time opportunity for the Indian economy to leapfrog from its current inadequate infrastructure, to a super, world-class digital infrastructure, comparable to any other in the world.

Reliance's infocom initiatives are married to the objectives of accelerating India's economic growth, building world class assets, capable of delivering superior long term returns, and enhancing overall shareholder value.

Reliance Power

Reliance Power intends to pursue attractive opportunities in the power sector.

Currently, power projects with aggregate capacity of over 6000 MW are being actively pursued. These projects have immense potential for feedstock linkages, thereby enhancing the value addition across the broader spectrum of the energy chain.

Reliance has substantial experience in power generation, having implemented power plants at all its manufacturing sites. The aggregate power generation capacity, for captive consumption, at the various manufacturing locations at Naroda, Patalganga, Hazira and Jamnagar is over 800 MW.

Reliance Power, jointly with Mirant Asia Pacific Ltd., formerly Southern Energy Asia Pacific Limited, is developing 3,960 MW coal based thermal power project at Hirma, in the state of Orissa, India.

Reliance and Mirant have signed a Joint Development Agreement to develop the project with equal interest.

This will be one of the largest independent power projects ever undertaken in the country. Coal mines in the Ib Valley will be tapped to provide more than 22 million tonnes per annum of fuel. State-of-the-art power generators will deliver electricity to the east, north and west of the country, along a power grid involving 3,300 km. of transmission lines.

Electricity will be sold to Power Trading Corporation, which in turn will sell it to power deficit states, such as Madhya Pradesh and Gujarat in the west and Rajasthan, Punjab and Haryana in the north.

The Ministry of Power and Power Trading Corporation are reviewing the Power Purchase Agreement and payment security structure. Discussions with the short listed EPC bidder are under progress. The Energy Tariff for the project is being reviewed by the Central Electricity Regulatory Commission.

The Power Purchase Agreement (PPA) has already been signed for the 447 MW Patalganga power project, Maharashtra. All statutory clearances have been obtained. Discussions with the Government of Maharashtra (GoM) for Escrow agreement, are in progress. Financial closure is expected to be achieved after finalisation of the Escrow arrangement.

The Techno-Economic clearance for the 500 MW Jamnagar, Gujarat project has been received from the Central Electricity Authority (CEA). Various formalities for finalisation of the Escrow agreement with GEB, are under progress. This project, too, is expected to achieve financial closure after concluding the Escrow agreement.

The Power Purchase Agreement (PPA) for the 500 MW Jayamkondam, power project in Tamilnadu has already been finalised and approved by the state government. Various developmental activities pertaining to statutory clearances, mining plans, land acquisition, etc., are under progress.

Reliance is developing a 375 MW lignite based project at Ghogha, Gujarat. Discussions for finalisation of the Power Purchase Agreement (PPA) and Fuel Supply Agreement (FSA) are under progress. Part land has been acquired by project authorities and most of the project clearances have been obtained.

Reliance Power will also explore opportunities in the power transmission and distribution business, as reforms in the power sector accelerate in the future.

Reliance has been the single largest shareholder in BSES Ltd. (BSES), for the past more than a decade. During the year under review, Reliance announced an open offer for acquisition of an additional 20% of the equity share capital of BSES, in accordance with the provisions of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Reliance received shares aggregating 11.86% of the equity share capital of BSES in the open offer, thereby taking its total shareholding in BSES to 26.68%. Reliance publicly announced that it would not change the existing professional management structure of BSES. Subsequently, two of Reliance nominee directors have been appointed on the Board of BSES.

BSES is one of the leading power companies of the country, and is engaged in the generation, transmission and distribution of electricity. BSES is ranked among India's top 20 companies in terms of net profits, and among the top 30-35 companies, on all other financial parameters:

The company's existing power generation capacity is 500 MW, and the additional capacity planned is over 1,000 MW. BSES is also the largest power distribution company in India, and holds license for distribution of power in Mumbai, and also for more than 75% of the area for the state of Orissa. BSES and its subsidiaries provide electricity service to more than 2.7 million consumers, in areas covering 1,23,000 square kms, and with an estimated population of 34 million.

The company provides services in electrical contracting, engineering, procurement and construction contracts and computer services, and has recently commenced operations as an Internet Service Provider (ISP) in Mumbai.

BSES' total assets are over Rs. 4,000 crores, and the company has a consistent track record of growth in revenues, cash profits and net earnings. The company has a conservative gross debt:equity ratio of less than 0.40:1, and it holds substantial cash balances and liquid investments.

The acquisition of BSES represents a strategic step for Reliance in its pursuit of attractive growth opportunities in the power sector, and reflects its commitment to development of the power sector, a core infrastructural area, in line with national priorities.

Energy Conservation

Energy costs are typically a significant cost in petrochemicals operations, and it is important for Reliance to continuously target all potential areas for improvement in energy conservation performance.

Reliance continuously benchmarks itself with world leaders, identifies gaps, and implements new proposals to stay ahead in the area of energy conservation, as part of its strategy of enhancing overall global competitiveness.

All the three Manufacturing sites extensively use a variety of fuels like natural gas, kerosene, fuel oil and low sulphur heavy stock (LSHS), to produce power and steam for captive consumption.

Manufacturing complexes of Reliance have dedicated energy conservation cells manned by experienced engineers, who identify potential areas of technological improvements, carry out benchmarking exercises, monitor energy consumption, and implement new proposals.

Significant highlights of the efforts made and the results achieved in the area of energy conservation, at Reliance's complexes, include:

Hazira:

- Power savings by reviewing requirements of pumps in operation, and by using them in optimal combinations.
- Introduction of fogging of combustion air to one of the Gas Turbines has resulted in significantly improved heat rate and higher power generation capacity. This scheme is planned to be extended to all other Gas turbines.
- The energy conservation measures have helped in reducing the steam and power consumption in the complex by 6.5% and 0.6% respectively compared to the last year. Energy index for the complex has declined further to 2.20 Gcal / tonne this year from 2.26 Gcal / tonne in the previous year.

These performance improvements have led to the Hazira complex winning the following prestigious awards during the year, in the area of energy conservation:

1. First prize in the "National Energy Conservation Award -2000 contest", instituted by the Ministry of Power, Government of India, for the second time in a row.
2. Petroleum Conservation Research Association (PCRA) award for outstanding work in the area of energy conservation.
3. The "Confederation of Indian Industry (CII) Award of Energy Conservation" for 2000.
4. Golden Jubilee Trust Award for "Excellence in Energy Conservation", instituted by The Southern Gujarat Chambers of Commerce and Industry for the year 1999-2000.

Patalganga:

- Various energy conservation schemes implemented this year have resulted in reduction in the total power load of the complex.
- The Patalganga complex was awarded the second prize by the Ministry of Power, Government of India, in the "National Energy Conservation Award – 2000" contest.

Jamnagar:

The Jamnagar Refinery and Petrochemicals Complex has several built-in state-of-the-art energy conservation features. A few examples are:

- All the furnaces at Jamnagar including the steam boilers are highly energy efficient (90%-92% efficiency). The designs incorporate Air Preheater, ID/FD fans in major furnaces and capability to achieve less than 15% excess air for combustion.
- The world's biggest Fluidised Catalytic Cracker Unit (FCCU) at Jamnagar incorporates two power recovery turbines to recover power from the flue gases from FCCU regenerator. The two turbines make FCC operations highly energy efficient.
- All hydrocarbon gases going to the flare stack are monitored by using acoustic meters at different locations thus helping to identify and arrest any leaks.
- In addition, several energy conservation schemes developed in house have resulted in savings of nearly 28,000 tonnes per year of fuel oil.

Research & Development (R&D)

Research & Development (R&D) activities are an essential part of Reliance's various businesses.

Reliance aims at capturing value through a "6 point agenda" for growth-oriented R&D, which supports Reliance's strategy for sustainable earnings growth, through "Knowledge Intensity" in all products.

The 6 action points are:

- Revolutionise asset productivity
- Build a strong Intellectual Property Rights (IPR) regime
- Increase pace of new product introductions – growing the domestic market for all products on accelerated basis
- Build New Product Platforms

- Commercialise new businesses
- Develop future opportunities through discovery research

During the year, the polymers business invested in a state-of-the art, Department of Scientific & Industrial Research (DSIR), accredited R&D center. The center covers instrumentation, characterisation and wet lab polymerisation, and pilot plant activities at Hazira. Two multi-purpose pilot plants were designed and commissioned during the year, for development of fine chemicals products.

During the year, Reliance also initiated various basic research programmes in the polymers and fine chemicals fields. The company filed one patent, three research publications and 12 technical reports this year.

The R&D group strengthened its strategic relationship with National Chemical Laboratories (NCL), Pune, and as part of a Research Alliance Agreement, initiated seven projects in product improvement strategies, fine chemicals and catalyst synthesis.

As part of this effort, Reliance also initiated R&D projects in fine chemicals, process development for polyolefins, surface chemistry and computational science for fine chemicals, with institutions like the IITs (Mumbai and Chennai) and Jawaharlal Nehru Centre for Advanced Scientific Research (JNCASR), Bangalore. Reliance also attained corporate membership to the Centre for UMass Industry Research on Polymers (CUMIRP) programme at University of Massachusetts (UMASS) Lowell, USA on polyolefins development.

During the year, three new grades in PE, 7 new grades in PP, 5 new deniers in POY, one new grade in PET, a micro denier PSF product, a high tenacity PSF product and eight modified Fibrefill products were successfully developed, and all these products have received overwhelming customer acceptance.

Several new applications, such as PE pipe coating, specialised PE & PVC wire and cable applications, and flame retardant and wood filled PP compounds for the automotive and appliances industry, were successfully commercialised with Reliance's support.

Reliance also provided support to several machinery and tooling suppliers to the plastics processing industry, for development of machinery.

The polyester business, too, has seen significant benefits from research in recent years. The process technology for dope dyed polyester staple fibre has been upgraded. This has helped in improving both productivity and product quality of this premium product. A continuous polymerisation based process technology for dope dyed PSF has been evolved and commercialised to produce fibre of superior quality, which has provided outstanding performance to customers in both domestic and export markets.

Reliance has developed a new short cut polyester staple fibre as a reinforcement additive for paper and wet-laid non-wovens. This has helped create new business opportunities, both in domestic and export markets.

Reliance's Product Application & Research Centre (PARC), also a DSIR accredited R&D center, has proposed the creation of a "virtual network," which will create and share knowledge with customers, facilitating R&D for product enhancements and modifications on a continuous basis.

During the year, Reliance's Patalganga complex won the Golden Peacock National Award for Innovative Product – 2000, for the development of three new products.

Reliance's Hazira complex won the prestigious Golden Peacock National Award for Innovation Management, for product innovation and for establishing high-class systems to manage the innovation process. The awards were received at the World Congress on Total Quality in New Delhi in January 2001.

Quality

The Reliance mantra is Total Customer Satisfaction. Proactive efforts are directed towards determining customers' requirements, and achieving all-round customer satisfaction.

This is primarily achieved through automated systems (reducing manual handling to a minimum), high attention to complaint resolution, online communication and information exchange, quality circles and adoption of programmes such as "six sigma", and institutionalisation of benchmarking and other methods which constantly guide Reliance employees in all their activities.

Reliance's increasing exports revenues, and the fact that it commands market leadership in India in the face of unrestricted competition from imports, bear testimony to the international quality of Reliance's products.

Reliance's products are now exported to over 100 countries across continents, including the US and Europe.

Reliance has carefully designed systems to ensure quality. All relevant information, including process data, is made available on the corporate Intranet, leading to faster decision making and improved quality of products.

Advanced process control systems at all plants, and the use of advanced analytical instruments at sophisticated Quality Assurance laboratories, form the key elements of the Quality drive.

A total of 29 ISO 9000 certificates in Reliance's plants bear ample testimony to the commitment to quality. In addition to the manufacturing facilities, the certificates also cover internal service functions, such as administration and human resources development. The Reliance culture demands that each department is a service provider to the next in line.

Monthly apex forum meetings review product quality improvement activities, based on customer feedback and benchmarking. A steering committee monitors Total Quality Management (TQM) implementation.

Quality Circles are active in all the plants, and during the year, five Quality circles participated in state level case study presentation competitions, winning several awards. All five circles qualified for participation in National Convention of Quality Circles.

The quality processes at the new Jamnagar complex reflect a proactive approach to product quality enhancements, and incorporate modern, advanced features like customer relationship management, quality chain audits, quality review through 16 points benchmark on quality system, etc.

Health

Reliance accords a very high priority to the provision of adequate and modern medical services to all its people.

Reliance has occupational health centers at all locations. Reliance emphasises prevention of work related health hazards, reduction of health impairment, and the promotion of positive health.

Senior health specialists, fully supported by qualified doctors and trained paramedical staff, are available at all locations. There is a continuous emphasis on improving health standards through improvement in production processes, as also various health promotion activities at the medical centres.

Health related activities at the Patalganga complex this year included health awareness campaigns conducted to address common health concerns like hypertension, diabetes, heart disease, backache prevention and lifestyle management.

Activities at the Hazira manufacturing complex included health audits, medical monitoring, comparative studies of interdepartmental health status, and steady improvement in all medical facilities. A physiotherapy department was introduced during the year.

The occupational health and family welfare centre established at the Jamnagar complex caters to the comprehensive healthcare needs of employees, and their families, staying in the township. The regular activities include pre-employment medical examinations, periodic medical check-ups of employees, school health check-ups, preventive immunisation and medical camps.

A medical data management system has been developed and installed at the Jamnagar medical center, rendering the department paperless. This programme will be implemented at other Reliance sites in phases.

The Naroda complex, too, houses a full-fledged health centre with facilities for emergency and routine health care.

Safety

Reliance believes that good safety performance is an integral part of efficient and profitable business management. The company religiously follows the dictum that safety of persons overrides all production targets.

To ensure safety at the workplace, the following programmes are pursued at all manufacturing sites:

- Safety performance benchmarking against leading international companies and databases
- Well-defined team safety performance appraisal targets, with safety performance having as much weight as production volumes
- A comprehensive internal and external auditing system involving intersite audits, national and international safety councils, and external auditing organisations
- Coaching programmes for operators, maintenance technicians, and contractor workers, with over 25 daily sessions for different groups of individuals at their work place
- Safety induction training to all contractor workers at the site
- Accidents and near misses learning and sharing
- Frequent emergency mock drills
- Safety quiz competitions, and safety week celebrations to create increased awareness among employees

The Patalganga complex has achieved a frequency rate and severity rate of zero (indicating that it has not lost any time to injuries this year). First aid and minor injury cases dropped by 45% owing to adoption of various monitoring measures, such as permit system audit, focus audit, Reliance Manufacturing Advantage (REMA) audit, Hazard and Operability study (HAZOP), safety inspection, pre-startup safety review and various training and awareness programmes.

Extensive safety audits were conducted by a leading international firm last year at the Jamnagar complex, establishing the adequacy of Reliance's safety standards. The British Safety Council audit was also conducted during last year. The Jamnagar complex has achieved a significant milestone, of working for more than 7 million man-hours without any lost time accidents during the year.

The Jamnagar complex has a state-of-the-art fire control room, with sophisticated fibre optic oriented communication systems interfaced with each other - a fire & gas system, a public address system, an emergency siren system and hotlines. More than 8,000 portable fire extinguishers are provided in the complex.

Environment

Reliance is conscious of its responsibility towards creating, maintaining and ensuring a safe and clean environment.

Strict adherence to all regulatory requirements and guidelines is maintained at all times. Anticipated legislation, rules and regulations are also considered, and provisions made during the design engineering phase.

The Hazira complex is the only integrated petrochemicals complex enjoying ISO 14000 certification for its implementation of an Environmental Management System (EMS). The complex is being regularly and continuously audited by Lloyds Register Quality Assurance, as a part of the certification procedure.

The British Safety Council auditors have commended the efforts of the Hazira complex in reducing effluent generation by 15%, steam consumption by 22% and paper consumption by 11%. During the year, the complex was recognised for the efforts made for water conservation, recycle and reuse.

The Naroda Complex has also obtained the ISO 14000 certification, and is the only composite textile mill in India with this prestigious certification.

The Patalganga complex has initiated the ISO 14000 certification process.

Reliance has implemented a number of path-breaking approaches for resource conservation and environmental protection.

These include an integrated desalination plant at the Jamnagar complex to produce 20 million gallons of desalinated water for use in process and domestic applications, using the low temperature heat sources of the process units. This desalination plant is coupled with a state-of-the-art effluent treatment plant, thereby conserving water and protecting the environment.

Around 2,200 acres of land at Reliance's Jamnagar complex has been transformed into green pastures, with agroforestry of over 2.3 million trees. The trees being grown in the complex include mango, teak, neem, guava and custard apple. In all, over 200 species are being planted in the green belt.

Reliance stresses strict compliance with all applicable rules and regulations, effective environmental management systems, maximising resource utilisation, reduction in waste generation, individualistic commitment to the environment and shared responsibility, for ensuring the highest care and respect for the environment.

Reliance's commitment to environment friendly polymers

Reliance sets environment related benchmarks for those who use Reliance polymers to create end-products, to help environment friendly applications of all its products. All products made from Reliance's plastics are recyclable.

Reliance has assisted and provided inputs in bringing required legislation that protects the environment, and has played a significant role in the formation of institutions for creating environmental awareness and sensitivity amongst the manufacturers of plastics-related products in India.

Reliance produces polymers for a wide range of applications. Products such as LLDPE, HDPE, PP and PVC find application in every segment in our daily life. By achieving progressively higher technological and quality standards, Reliance's products enrich the quality of life, and improve the general quality of packaging, shelf life, and freshness of merchandise.

Reliance strongly believes that effective management of plastic disposal is essential to conservation. Reliance has taken the lead in establishing quality standards - the first BIS recycling standard was established with efforts of Reliance's technical inputs. These standards are meant to ensure high quality of end products coming in contact with foodstuff, pharmaceuticals and drinking water.

Environmental hazards caused by thin plastic carry bags were the major cause of concern for the plastics industry. Reliance provided its inputs to the framing of legislation which prevents manufacture of carry bags less than 20 micron in thickness, and restricts the use of coloured recycled bags for non food contact applications.

With the establishment of quality standards and regulations, Reliance has also contributed towards the setting up of the Indian Council of Plastics in Environment (ICPE), for the promotion of social awareness and establishing structured quality recycling systems. As a part of ICPE's activities, Reliance's staff also offers technical guidance at various professional platforms and educational institutes.

Human Resource Development (HRD)

People are central to Reliance's growth strategy. A large in-house pool of intellectual capital is the driving force behind Reliance's accelerated growth, and is one of its fundamental competitive strengths.

Reliance is a young company, with an average age of 39 years for its 15,083 employees as on March 31, 2001.

Talent is drawn from diverse academic backgrounds, and the emphasis is on recruiting people with formal training that matches their job profile. Reliance has over 4,000 qualified professionals - 3,436 engineers, 340 engineers/MBAs, 155 CA/ICWAs and 55 PhDs. These comprise over 80% of the company's total supervisory workforce of over 5,000.

The world-class exposure, growth opportunities and competitive compensation packages offered by Reliance enable it to attract and retain the best talent in the company. As a result, Reliance's employee turnover at 3.26% is among the lowest in the industry.

Recruitment in Reliance targets the world market for the right individuals, ensuring a global perspective for the people responsible for global scale plants and operations. Reliance is one of the few Indian companies with a significant number of expatriates within the organisation.

Learning and Training

Reliance believes that constant training and development, and continuous learning, is necessary for ensuring retention of the best talent, besides providing Reliance with a sustainable platform for growth in the business environment.

Training programmes have been devised to develop cross-functional skills. The objective is to provide Reliance's people with an opportunity to address areas, not immediately relevant to their job profile, but important from the perspective of all-round development.

During the year, 336 training programmes covering over 5,000 employees were conducted.

Management Programme for Reliance Engineers (MPRE)

Reliance has, in association with the Indian Institute of Management, Bangalore, created a customised management course for its engineers. The course, which provides managerial insights to engineers, keeping Reliance's specific needs in view, is now completing its 7th year.

The course has now expanded its scope to include, apart from 'Manufacturing Excellence', the 'Techno-Commercial' aspects of business. The medium of education is Reliance-specific case studies, projects and supplementary sessions which are taken by Reliance's executives.

Typically, the participants, after undergoing MPRE, move on to assignments different from the ones they were holding earlier. Care is taken to match the aptitude of the person with the requirement of the organisation.

Training Matrices

The key to creating a cutting-edge organisation depends upon its ability to transform itself into a **learning organisation.** Reliance has developed specific matrices, which help to determine the skills/ ability/knowledge required to do the present job, to do the present job better, and to prepare for the next job.

Every employee identifies his training needs (based on gaps identified through matrices) with the help of his superior. These needs are then addressed by imparting the appropriate training to the employee.

Performance appraisal and reward system

Reliance's appraisal and reward system is aimed at increasing employee involvement in the goals and objectives of the organisation, and encouraging individuals to go beyond their scope of work, undertake voluntary projects that enable them to learn, and contribute innovative ideas in meeting the targets of the company.

Reliance places great emphasis on soft, conceptual and cross-functional skills, especially at managerial levels. Employee commitment to areas like Human Resource Development, Industrial Relations, Health, Safety and Environment, and Quality and Documentation is given high importance.

Human Resources Management System (HRMS)

During the year, a new Human Resources Management System (HRMS) was implemented to support the task of Human Resource and Personnel Administration.

This system, designed and developed in-house, is an efficient, online, user-friendly system, which provides an effective interface between HR and its employees spread over diverse locations.

The system is built around a central comprehensive database of all employees which is linked to the attendance system, payroll system and administrative system (housing, transport and travel), and which assists the HR department in carrying out recruitment, performance appraisal, transfer/deputation, separation and final settlement of employees.

Social Responsibility and Community Development

Reliance believes that organisational growth objectives need to be married with the overall developmental imperatives of the society and the community at large, for ensuring sustainable all-round growth.

Reliance's social welfare and community development initiatives focus on the key areas of education, healthcare, and the overall development of the communities in which it operates.

Reliance has always been quick to place all its resources at the service of the nation and the community, in times of crises and emergency.

The Reliance group undertakes its social welfare and philanthropic initiatives through various organisations, including corporates, trusts, and others.

Educational Initiatives

Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT)

Dhirubhai Ambani Foundation (DAF) has sponsored the Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT) at Gandhinagar, near 'Infocity', Gujarat, a fast growing information technology park.

DA-IICT will offer a wide range of educational, training and research programmes in information and communication technology at certificate, undergraduate and postgraduate levels. It will also offer continuing education programmes for working executives and practising professionals.

The Institute is launching its four-year programme in information and communication technology from this academic year.

The Institute will network with leading educational institutions worldwide, as well as with the industry, to ensure access to state-of-the-art learning techniques and resources, and strong career orientation of the programmes.

Dhirubhai Ambani University of Science and Technology (DAUST)

DAF is also working on establishing the Dhirubhai Ambani University of Science and Technology (DAUST), a university of science and technology at Jamnagar, with a focus on emerging knowledge areas such bio-engineering and bio-technology, computer science and engineering, energy engineering, food science and engineering, infrastructure engineering, materials science and engineering and, ocean engineering.

The DAUST is expected to commence in the academic year beginning June 2002. The process for obtaining university status has already been initiated with the government of Gujarat.

Scholarships

DAF has introduced and implemented scholarship and reward schemes for providing encouragement and financial assistance to meritorious students obtaining first three positions in each district of Maharashtra, Gujarat, Goa, Daman, Diu, and Nagar Haveli at the HSC and SSC levels.

Till date, 2090 students have received scholarships under the "Dhirubhai Ambani SSC Merit Reward " and "Dhirubahi Ambani Undergraduate Scholarship" Schemes. Every year, 613 additional meritorious students will benefit from these schemes.

In addition, the "Reliance Kargil Scholarship Scheme", floated specifically with the purpose of assisting children of Kargil war heroes, has benefited children from 89 families of Army and the Air force personnel, in the first year of its inception.

Healthcare Initiatives

Sir Hurkisondas Nurottumdas Hospital and Research Centre (HNHRC), Mumbai

DAF has joined the management of Sir Hurkisondas Nurottumdas Hospital and Research Centre (HNHRC) and Sir Hurkisondas Nurottumdas Medical Research Society (HNMRS), based in Mumbai.

HNHRC is one of the oldest hospitals established in 1925, and HNMRS is a 25 year old institution involved in clinical research having a social bearing.

DAF plans to make substantial contribution over the next few years on a 'Not for Profit' basis for converting this hospital into a "patient focused", world class, state-of-the-art centre of excellence in the field of healthcare. This institution will serve as a knowledge domain for health care activities and also become a hub for a wider health care network. It is also proposed to make this a centre of excellence for clinical research and medical education. The project is currently under execution and is likely to be completed over the next few years.

HNHRC currently offers tertiary level health care facilities including super-specialities like cardiology, cardio-thoracic surgery, neurology and neuro-surgery, oncology, urology, nephrology, gastroentrology, etc., with over 150 consultants in various specialisations, and a total staff of about 1,000, including paramedical and other support staff.

HNHRC also provides free and subsidised outpatient and in-patient treatment for the poor.

HNHRC is recognised for offering the post graduate programme, leading to post-graduate diplomas in various specialities awarded by College of Physicians & Surgeons (CPS), Mumbai and the DNB (Diplomate of National Board) in various specialities and super-specialities awarded by the National Board of Examinations, New Delhi.

HNHRC is also recognised by Mumbai University for M.Sc. and Ph.D. in biochemistry, applied biology, and microbiology. The hospital also runs a nursing school.

Dhirubhai Ambani Hospital, Lodhivali, District Raigad

This 82-bedded fully equipped hospital caters to an industrial and rural population in the Raigad district of Maharashtra. It provides for free outpatient and subsidised in-patient treatment for the needy and poor patients. It also provides free treatment to trauma victims of highway accidents.

The hospital has been in existence for about 2 years and has proved its worth by saving countless lives of victims of vehicular and industrial accidents. A modern Computerised Tomography (CT) scan facility has recently been inaugurated, which will be the first such facility in the entire Raigad district.

Improving quality of life in neighbouring communities

Reliance attaches a high level of importance to improving the quality of life in the communities surrounding its manufacturing complexes. The initiatives include coming to the rescue of the community at times of crises, and also longer-term efforts in areas of education, health, programmes for social upliftment, etc.

Reliance extends medical services at all its locations. The services include: free outdoor medical services for nearby communities, outreach mobile medical services, family planning camps, blood donation drives, periodic medical camps, antenatal check ups, vaccination centres, pulse polio camps, school health check up, diagnostic multidisciplinary camp, eye camps, etc.

Reliance runs its own schools at its manufacturing sites, which provide high quality education to the children of employees, and also to the children living in nearby areas.

These schools provide education to over 4,000 students, and are equipped with modern amenities like well-stocked libraries, computers, laboratories, sports facilities and playgrounds.

Free transportation facility is provided to all students - a fleet of 25 buses at Patalganga and 12 buses at Hazira, enables over 1,000 students living in nearby villages to attend school everyday.

Apart from this, Reliance provides assistance to schools in nearby areas in the form of construction of school buildings, providing computers and felicitating meritorious students, etc.

Reliance has also constructed roads, temples, community halls, toilet blocks, drainage systems and streetlights in neighbouring villages. It has also provided financial support to play-schools (Balwadis) and organised women's groups (Mahila Mandals) to promote the concept of small savings.

During the severe drought last year, Reliance took major initiatives to mitigate the acute shortage of water and fodder in Jamnagar city and other affected areas.

Reliance supplied 16 lakh gallons of drinking water per day free of cost to the Jamnagar Municipal Corporation through specially laid pipelines from the Desalination Plant in the refinery complex during that time.

Approximately 25% of the city's demand for drinking water was fulfilled from the supplies made from the Jamnagar complex. This supply was continued for nearly 2.5 months. This is the first time in the history of India that an industrial house provided potable water in such large quantities to the affected people.

This year, pre-emptive measures have already been taken to avoid a drinking water crisis in Jamnagar during the summer of 2001. Reliance, in close coordination with the Gujarat Water Supply and Sewerage Board and the Jamnagar Municipal Corporation, has laid a 22-kilometer long pipeline to provide regular water supply. With this pipeline, the flow of drinking water at the rate of 20 lakh gallons per day has already commenced, benefiting the people of Jamnagar.

Earthquake Relief

A natural disaster tests the preparedness and crisis management abilities of even the best organisations. Reliance came through such a test with determination and a sense of purpose as a massive earthquake, measuring over 7 on the Richter scale, shook the state of Gujarat on January 26, 2001.

The earthquake claimed the lives of more than 30,000 people, and reduced city after city, village after village, to rubble. People lost homes, commercial establishments and livelihoods in a few minutes, as the ground shook below their feet. Over 500,000 people became homeless. The cities of Bhuj (the epicenter), Anjar and Bachau were worst affected. The epicentre was 96 Kms from Jamnagar.

Reliance immediately allocated a sum of Rs. 15 crores (US$ 3.25 million) for earthquake relief measures in the state. This included a sum of Rs. 5 crores (US$ 1.1 million) contributed to the Prime Minister's Relief Fund.

Reliance placed all available human and material resources at the disposal of the state government, and the army / air force authorities, for rescue and relief operations.

More than 20 DG sets were provided in Bhuj, the worst affected area, for restoration of emergency power.

A reliable communication network was set up linking nearby affected areas with Jamnagar, through wireless, satellite and terrestrial telephone lines. A V-Sat connection was installed, and a radio wireless system was also set up.

Helicopter and aircraft sorties were flown continuously to bring in people, materials, supplies, etc. and evacuate the most seriously injured persons.

Over 60 heavy equipments and machinery (cranes, bull-dozers, etc.) were mobilised for removal of debris/rescue work.

More than 3,000 construction workers, and hundreds of vehicles (including dumpers, trucks, tempos, etc.), were pressed into service, to assist in the rescue and relief work, and to provide temporary shelter to affected persons.

Reliance opened several Medical Centres, including a very large makeshift hospital, with 12 orthopaedic and general surgeons, 20 other doctors and 30 paramedical staff, and over 200 other personnel, on duty, round the clock, for provision of medical aid, with uninterrupted access to all required medical supplies, etc.

The Reliance medical team handled over 450 cases, including 20-30 surgeries, every day. Besides, scores of critically wounded were flown in to hospitals in Jamnagar, Ahmedabad and Mumbai.

25,000 tarpaulins for tents were flown in and used to set up community tents, where community kitchens and water tankers helped serve basic needs of the people. Over 20,000 blankets were also supplied.

Over 15,000 people were supplied with regular food packets, including basic rations as well as pre-packed meals, prepared daily by the Reliance Employees' Wives' Association (REWA).

The Reliance team, which camped at Anjar till end March, cleared about 1 lakh tonnes of debris, and cleared about 8 kilometers of roads and streets.

Reliance has set up 18 screen printing units in Anjar in the effort to re-establish the traditional means of livelihood of the families in the area.

The Reliance team is also putting up shelters, where school children may resume their classroom studies.

About 1,500 earthquake victims were treated, and 42 were airlifted to Mumbai for further treatment. Engineering assistance was also provided to government agencies to remove debris.

Foreign exchange savings, taxes paid and exports

Foreign Exchange Savings

Reliance primarily manufactures products that are import substitutes, thereby contributing to savings of precious foreign exchange for the country.

The company's operations have helped the nation save valuable foreign exchange to the tune of Rs. 17,309 crores (US$ 3,713 million), an increase of 21% over the previous year's figure of Rs 14,293 crores.

Taxes Paid

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of customs and excise duties to various government agencies.

During the year, Reliance paid a total of Rs. 4,277 crores ($ 917 million) in taxes and duties - representing an increase of 15% over the Rs. 3,719 crores contributed in the form of taxes and duties during the year 1999-00.

Reliance's payment of duties and taxes has risen consistently over the years, despite the decline in the rates of custom and excise duties. This is on account of the continued growth in production and sales volumes.

Exports

RIL's manufactured exports, including deemed exports, doubled to Rs. 2,960 crores (US$ 635 million), from Rs 1,478 crores (US$ 339 million) in the previous year.

RIL's total exports, including merchant exports of petroleum products, were Rs 5,237 crores (US$ 1,123 million).

Total exports from Reliance Industries Limited (RIL) and Reliance Petroleum Limited (RPL) during the year crossed the US$ 2 billion mark (Rs 9,370 crores). This ranks the Reliance group as the largest exporter in the country.

During the year, RIL exported products to over 100 countries, including to the most quality conscious customers in the US and Europe.

These substantial export revenues demonstrate Reliance's global competitiveness, the world class quality of its products, and superior logistics capabilities.

This strong growth in exports has been achieved while retaining the thrust on the domestic markets, with exports still representing only 11.5% of RIL's total sales.

Rankings, Awards and Recognition

Reliance received several national and international awards, and enjoyed top rankings last year, recognising the company's commitment to excellence.

Corporate Rankings

During the year, Reliance was ranked several times among the global best, reaffirming the company's growing profile in the world market.

Reliance was selected as one of the 'World's 100 Best Managed Companies' for the second consecutive year by Industry Week (IW), a leading US magazine, in August 2000.

Reliance emerged amongst the 'Top five fastest growing chemical companies in the world' in a survey conducted by the American Chemical Society published in the Chemical & Engineering News, in July 2000.

Reliance continued to be mentioned amongst the best companies in Asia. The Far Eastern Economic Review, in its survey of "Asia's leading companies", ranked Reliance number one in the 'Long Term Vision Category' for the fourth consecutive year, and in the 'Financial Soundness Category' for the third consecutive year. The survey was conducted by AC Nielsen International Research, Hong Kong, in December 2000.

Reliance entered the list of 'Top 50 profitable companies in Asia', according to Asiaweek's ranking of Asia's 1000 largest companies. The company was ranked amongst the '10 most credit worthy companies in Asia' in the annual benchmark survey for the best credits in Asia, featured in Asset Magazine, June 2000.

The Reliance website, www.ril.com was named as the best Asian Corporate Web site in an analysts' and investors' survey conducted by Financial Intelligence Asia (FIA).

In India, Reliance continued to receive wide recognition. Reliance was ranked amongst 'India's most admired Corporate/Business Houses' in a study conducted by Taylor Nelson Sofres Mode (TNS Mode), the Indian affiliate of the world's second largest market research agency, in June 2000.

The company also won the 'ICMA (Indian Chemical Manufacturers Association) Award' for Organisational Excellence, in November 2000.

Recognition for Management

Reliance Chairman, Dhirubhai H Ambani, was accorded the rare honor of being felicitated by the Municipal Corporation of Greater Mumbai, at a civic reception, in December 2000.

He was also conferred the 'Man of the Century' award by Chemtech Foundation and Chemical Engineering World, in recognition of his outstanding contribution to the growth and development of the chemical industry in India, in November 2000.

Vice Chairman and Managing Director, Mukesh D. Ambani, received the 'Ernst & Young Entrepreneur of the Year award - 2000', in September 2000.

Recognition for Exports

The export performance of the Hazira complex was celebrated with two awards: the "Export Performance Award" from the government of Gujarat and the "Excellence in Export Performance" award from the South Gujarat Chamber of Commerce & Industry.

The award for 'Second Highest Export Performance in Woollen / Worsted Fabric' presented by the Wool & Woollens Export Promotion Council during 1999-2000, a special award for Second Best Overall Performance from SRTEPC for 1999-2000, and the SRTEPC award for excellence in exports for Man-Made Staple Fibre for 1999-2000, also recognized Reliance's export excellence.

Recognition for Community Development

The 'Excellence in Community Development' - 1999-2000 award by the Golden Jubilee Memorial Trust was presented by The South Gujarat Chamber of Commerce & Industry, in June 2000, in recognition of Reliance's commitment to the people.

Corporate Governance

Reliance aspires to the best global practices in the area of corporate governance, and follows the principles of fair representation and full disclosure in all its dealings and communications.

Reliance recognises communication as a key element of the overall corporate governance framework, and therefore emphasises continuous, efficient, and relevant communication to all external constituencies.

Reliance's annual reports, results media releases, results presentations, and other forms of corporate and financial communications, provide extensive details and convey important information on a timely basis.

The corporate communications and investor relations functions are accorded the highest level of importance within the company, with active ongoing monitoring by, and involvement of, the top management.

Reliance has set new benchmarks in adequate and timely corporate disclosure, becoming the only Indian company, with its scale and complexity of operations, to regularly publish its audited annual results, together with the complete annual report, soon after the close of each financial year.

Reliance has taken the lead in having its accounts audited by a firm of international accountants, in addition to the regular audit by the statutorily appointed Indian auditors.

Reliance provides, as a matter of regular practice, a reconciliation of its quarterly and annual accounts with US GAAP, for the convenience of its wide and growing base of international investors.

Reliance communicates corporate, financial and product information, online, on its website, www.ril.com. During the year, the Reliance website, was adjudged the best Asian corporate website in an analysts' and investors' survey conducted by Financial Intelligence Asia (FIA).

Corporate Ethics

Reliance has a defined policy framework for ethical business conduct by its personnel.

The Ethics Policy sets forth, inter alia:

- Our Values and Commitments
- Our Code of Ethics
- Our Business Policies
- The Insider Trading Policy
- A detailed programme for Ethics Management at Reliance.

These policies support the consistent endeavour to enhance the reputation of the company.

The "Values and Commitments" policy document states that Reliance believes that any business conduct can be ethical only when it rests on the nine core values of Honesty, Integrity, Respect, Fairness, Purposefulness, Trust, Responsibility, Citizenship and Caring.

These values are not to be lost sight of by anyone at Reliance under any circumstances irrespective of the goals that are intended to be achieved. To us, the means are as important as the ends.

In pursuit of these values outlined in the "Values and Commitments" policy document, we are committed to an ethical treatment of all our stakeholders - our employees, our customers, our environment, our shareholders, our lenders and other investors, our suppliers and the Government. A firm belief that every Reliance team member holds is that the other persons' interests count as much as their own.

The "Code of Ethics" and the "Business Policies" are in alignment with Reliance's Values and Commitments. The essence of these documents is that each employee should conduct the company's business with integrity, in compliance with applicable laws, and in a manner that excludes considerations of personal advantage.

The "Code of Ethics" policy document contains the policy on the following:

- Conflict of Interest
- Payments and Gifting
- Receipt of Gifts
- Purchases through suppliers
- Appointment of full-time agents, consultants and representatives
- Political Contributions

The "Business Policies" document contains the policy on the following:

- Fair Market Practices
- Inside Information
- Financial, Records and Accounting integrity
- External Communication
- Work Ethics
- Personal Conduct
- Health Safety and Environment
- Quality

The "Insider Trading Policy" document contains the policies prohibiting insider trading.

In compliance with Clause 49 of the Listing Agreement with Stock Exchanges the Company submits the report on the matters mentioned in the said Clause and practice followed by the Company:

1. Company's Philosophy on Code of Governance

Reliance's philosophy on corporate governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government and lenders.

Reliance is committed to achieving the highest international standards of corporate governance.

Reliance believes that all its operations and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time.

2. Board of Directors

The Board of Directors consists of 14 directors.

Composition and category of Directors is as follows:

Category	Name of the Directors
Promoter/Executive Directors	D.H. Ambani M.D. Ambani A.D. Ambani N.R. Meswani H.R. Meswani
Promoter Non-Executive Director	R.H. Ambani
Non-Promoter Executive Director	H.S. Kohli
Non-Executive and Independent Directors	M.L. Bhakta Y.P. Trivedi T.R. U. Pai S. Venkitaramanan *(Nominee Director - ICICI)* U. Mahesh Rao *(Nominee Director - GIC)* Dr. D.V. Kapur M.P. Modi

Attendance of each Director at the Board meetings, last Annual General Meeting and Number of other Directorship and Chairmanship/Membership of Committee of each Director in various companies:

Name of the Director	Attendance Particulars		No. of other directorships and committee member/chairmanship		
	Board Meetings	Last AGM	Other Directorships	Committee Memberships	Committee Chairmanships
D. H. Ambani	6	Yes	1	None	None
M.D. Ambani	3	Yes	4	2	1
A.D. Ambani	6	Yes	4	2	None
N.R. Meswani	5	No	1	1	None
H.R. Meswani	3	No	1	None	None
H.S. Kohli	3	Yes	1	None	None
R.H. Ambani	5	Yes	7	None	None
M.L. Bhakta	6	Yes	7	9	5
Y.P. Trivedi	5	Yes	15	5	1
T.R.U. Pai	5	Yes	15	2	None
S.Venkitaramanan	1	No	9	3	None
U. Mahesh Rao	6	Yes	7	10	None
*Dr. D.V. Kapur	None	--	11	3	2
*M.P. Modi	None	--	9		

* Appointed as additional Directors during the year.

Number of Board Meetings held and the dates on which held

6 Board Meetings were held during the year, as against the minimum requirement of 4 meetings. The dates on which the meetings were held are as follows: 12th April, 18th April, 19th May, 20th July, 31st October in 2000, and 31st January in the year 2001. The maximum time gap between any two meetings was not more than three calendar months.

3. Audit Committee

The Board of the Company has constituted an Audit Committee, comprising four independent, Non-Executive Directors viz. Shri Y.P. Trivedi, Chairman, Shri S. Venkitaramanan, Shri U.Mahesh Rao and Shri T.R.U. Pai. The constitution of Audit Committee also meets with the requirements under Section 292A of the Companies Act, 1956.

The terms of reference stipulated by the Board to the Audit Committee are, as contained under Clause 49 of the Listing Agreement, as follows:

a. Oversight of the Company's financial reporting process and the disclosure of its financial information.

b. Recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services.

c. Reviewing with management the annual financial statements before submission to the board, focussing primarily on (i) any changes in accounting policies and practices, (ii) major accounting entries based on exercise of judgement by management, (iii) qualifications in draft audit report, (iv) significant adjustments arising out of audit, (v) the going concern assumption, (vi) compliance with accounting standards, (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (vii) any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

d. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

e. Reviewing the adequacy of internal audit functions.

f. Discussion with internal auditors any significant findings and follow up there on.

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

h. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

i. Reviewing the Company's financial and risk management policies.

j. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

During the year, the Committee has met 7 times, as against the minimum requirement of 3 meetings. Shri U. Mahesh Rao was present for 7 meetings, Shri T.R.U. Pai was present for 6 meetings, Shri Y. P. Trivedi was present for 6 meetings and Shri S. Venkitaramanan was present for 4 meetings.

4. Remuneration Commisttee

The Board of the Company has constituted a Remuneration Committee, comprising of 3 independent, Non-Executive

Directors viz. Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi and Shri U. Mahesh Rao.

The Remuneration Committee has been constituted to recommend/review the remuneration package of the Managing/ Whole time Directors, based on performance and defined criteria.

During the year, the Committee has met once and all the members of the Committee were present at the meeting.

The remuneration policy is directed towards rewarding performance, based on review of achievements on a periodical basis. The remuneration policy is in consonance with the existing Industry practice.

Details of remuneration paid to all the Directors for the year:

The aggregate value of salary, perquisites and commission paid for the year ended 31st March, 2001 to Wholetime Directors is as follows:- Shri D.H. Ambani, Chairman, Rs.8.85 crores, Shri M.D. Ambani, Vice Chairman and Managing Director, Rs.7.13 crores, Shri A.D. Ambani, Managing Director, Rs.7.13 crores, Shri N.R. Meswani, Executive Director, Rs. 1.90 crores, Shri H.R. Meswani, Executive Director, Rs.1.90 crores. The aggregate value of salary and perquisites paid to Shri H.S. Kohli, Executive Director was Rs.15.60 lacs. Besides this, all the Wholetime Directors were also entitled to company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company.

The Company pays sitting fees to all the Non-Executive Directors at the rate of Rs.5000 for each meeting. The sitting fees paid for the year ended 31st March, 2001 to the Directors are as follows:- Shri R.H. Ambani, Director, Rs.25,000, Shri M.L. Bhakta, Director, Rs.1,45,000, Shri Y.P. Trivedi, Director, Rs.1,75,000, Shri T.R.U. Pai, Director, Rs.60,000, Shri S. Venkitaramanan, Nominee Director - ICICI Rs. 25,000 and Shri U. Mahesh Rao, Nominee Director - GIC Rs.70,000.

5. Shareholders'/ Investors' Grievance Committee

The Board of the Company has constituted a Shareholders' / Investors' Grievance Committee, comprising of Shri M.L. Bhakta, (Chairman), Shri Y.P. Trivedi, Shri M.D. Ambani and Shri A. D. Ambani. The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with the securities transfers. The Committee also looks into redressing of shareholders' complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommend measures for overall improvement in the quality of investor services. The Board of Directors have delegated the power of approving transfer of securities to the Managing Directors and the Company Secretary.

The Board has designated Shri Rohit C. Shah, Vice President and Company Secretary, as the Compliance Officer.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review, was 39,669. Outstanding complaints as on 31st March, 2001 were 428, which were attended/replied to by 7th April, 2001. 2101 requests for transfers and 1476 requests for dematerialisation were pending for approval as on 31st March, 2001, which were approved and dealt with by 9th April, 2001 and 4th April, 2001 respectively.

6. General Body Meetings

Location and time for last 3 Annual General Meetings were:

Year	AGM	Location	Date	Time
1997-98	AGM	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai 400020	24/6/1998	11.00a.m.
1998-99	AGM	Same as above	26/6/1999	11.00a.m.
1999-00	AGM	Same as above	13/6/2000	11.00a.m.

No postal ballots were used/invited for voting at these meetings in respect of special resolutions passed as there were no such provisions in the Companies Act, 1956. The Company shall comply with the requirements relating to postal ballot as and when the relevant guidelines in this connection are issued.

7. a. **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the company at large.**

   None of the transactions with any of the related parties were in conflict with the interest of the Company.

   b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any statutory authority, on any matter related to capital markets, during the last three years.**

   None

8. Means of communication

Half-yearly report sent to each household of shareholders

This will be done for the half year ending 30th September, 2001.

Quarterly results

The quarterly results are published in 'Business Standard' and 'Sakal', alongwith the official news release, and the detailed presentations made to the media, analysts, institutional investors, etc. are displayed on the corporate website, www.ril.com,

The Management Discussion and Analysis (MD&A) is a part of the annual report, and each quarterly official media release.

9. General Shareholder Information

9.1. Annual General Meeting :
- Date and Time: June 15, 2001 at 11.00 a.m.
- Venue: Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

9.2. Financial Calendar (tentative) :

Annual General Meeting	June 15, 2001
Results for quarter ending June 30, 2001	Last week of July, 2001
Results for quarter ending September 30, 2001	Last week of October, 2001
Results for quarter ending December 31, 2001	Last week of January, 2002
Results for year ending March 31, 2002	Last week of April, 2002

9.3. Book closure date : 12th May, 2001 to 19th May, 2001, for payment of dividend

9.4. Dividend payment date : 16th June, 2001 onwards

9.5. (a) Listing of Equity Shares on Stock Exchanges at : Mumbai • Ahmedabad • Bangalore • Calcutta • Chennai • Cochin • New Delhi • Kanpur • Pune and the National Stock Exchange (NSE).

(b) Listing of Non-Convertible Debentures (Series PPD-III and PPD-VIII) : Bombay Stock Exchange and National Stock Exchange on Wholesale Debt Market Segment.

(c) Listing of Global Depository Receipts (GDRs) at : Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

(Note: Annual listing fees for the year 2001-02 have been duly paid to all the above Stock Exchanges)

9.6. (a) Stock Code :

Trading Symbol Bombay Stock Exchange : **'RIL 325'**
Trading Symbol Bombay Stock Exchange (Demat Segment) : **'RILDM500325'**
Trading Symbol National Stock Exchange : **'RELIANCE EQ'**
Trading Symbol National Stock Exchange (Demat Segment) : **'RELIANCEAE'** (For T+5 settlement) and **'RELIANCEBE'** (For T+1 settlement)

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares : **ISIN No. : INE002A01018**

9.7. Stock Market Data

	Bombay Stock Exchange (BSE) (In Rs.)		National Stock Exchange (NSE) (In Rs.)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April 2000	376.90	279.10	380.00	278.25
May 2000	357.40	304.00	356.80	306.50
June 2000	353.80	323.10	354.65	323.25
July 2000	376.00	320.00	377.70	320.20
August 2000	345.85	322.40	346.00	322.30
September 2000	390.00	331.05	389.80	334.00
October 2000	350.00	283.70	348.50	283.35
November 2000	332.00	300.00	332.40	301.15
December 2000	352.50	324.15	352.80	324.00
January 2001	391.00	339.50	405.00	339.00
February 2001	430.35	373.00	429.35	372.70
March 2001	451.80	370.10	451.00	365.25

9.8. Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

RIL share price performance relative to BSE Sensex based on share price on 31st March, 2001

Period	% Change in		
	RIL share price	Sensex	RIL relative to Sensex
Year to Date	+15%	-9%	+24%
Financial Year 2000-2001	+24%	-28%	+52%
Year-on-Year	+24%	-28%	+52%
2 years	+200%	-4%	+204%
3 years	+121%	-7%	+128%
5 years	+269%	+7%	+262%
10 years	+552%	+209%	+343%

RIL share price performance relative to Nifty based on share price on 31st March, 2001

Period	% Change in		
	RIL share price	Nifty	RIL relative to Nifty
Year to Date	+15%	-9%	+24%
Financial Year 2000-2001	+23%	-25%	+48%
Year-on-Year	+23%	-25%	+48%
2 years	+199%	+7%	+192%
3 years	+123%	+3%	+120%
5 years	+277%	+17%	+260%

9.9. Registrar and Transfer Agents:
(Share transfer and communication regarding share certificates, dividends and change of address)

Karvy Consultants Ltd.
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
E-Mail: rilinvestor@karvy.com

9.10. Share Transfer System : Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 10 to 15 days from the date of receipt, subject to the documents being valid and complete in all respects. The Company has, as per SEBI guidelines with effect from 24th March, 2000, offered the facility of transfer cum demat. Under the said system, after the share transfer is effected, an option letter is sent to the transferee indicating the details of the transferred shares and requesting him in case he wishes to demat the shares, to approach a Depository Participant (DP) with the option letter. The DP, based on the option letter, generates a demat request and sends the same to the company along with the option letter issued by the Company. On receipt of the same, the Company dematerialise the shares. In case the transferee does not wish to dematerialise the shares, he need not exercise the option and the Company will despatch the share certificates after 15 days from the date of such option letter.

9.11. Distribution of Shareholding as on 31st March, 2001:


International Investors (GDR/FIIs/NRIs) 24%
Others 18%
Indian Financial Institutions/ Banks/ Mutual Funds 15%
Bodies Corporate 43%

9.12. Dematerialisation of Shares : Over 85% of the outstanding shares have been dematerialised up to 31st March, 2001. Trading in Equity Shares of the Company is permitted only in dematerialised form w.e.f. 5th April, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI).

Liquidity:
RIL shares are among the most liquid and actively traded shares on the Indian stock exchanges. RIL shares consistently rank among the top few traded shares, both in terms of number of shares traded, as well as in terms of value. The highest trading activity is witnessed on the BSE and NSE stock exchanges. Relevant data for the **average daily turnover** for the financial year 2000-2001 is given below:

	Bombay Stock Exchange (BSE)	National Stock Exchange (NSE)	BSE + NSE
In no. of shares (in lakhs)	52.01	61.18	113.19
In value terms (Rs. crores)	182.92	212.97	395.89
($ million)	39.24	45.68	84.29

9.13. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on the Equity : Outstanding GDRs as on 31st March, 2001 represent 5,62,92,927 shares (5.34%). There are no further outstanding instruments, which are convertible into equity in the future.

9.14. Plant locations :

- **Patalganga Complex**
  B-4, Industrial Area, Patalganga
  Off Bombay-Pune Road
  Near Panvel, Dist. Raigad 410 207
  Maharashtra State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate
  Naroda, Ahmedabad 382 320
  Gujarat State, India.
- **Hazira Complex**
  Village Mora, Bhatha P.O.
  Surat-Hazira Road
  Surat 394 510, Gujarat State, India.
- **Jamnagar Complex**
  Village Motikhavdi
  P.O. Digvijay Gram, Dist. Jamnagar
  Gujarat 361 140, India.

9.15. (i) **Investor Correspondence**
For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company. :

For Shares held in Physical form
Karvy Consultants Ltd.
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad 500 034
E-Mail: rilinvestor@karvy.com

For Shares held in Demat form
To the Depository Participant

(ii) **Any query on Annual Report** :

Secretarial Department
"Chitrakoot", 'C' & 'D' Block, Second Floor
Shree Ram Mills Compound
Ganpatrao Kadam Marg, Worli
Mumbai 400 013

List of Investor Service Centres of Karvy Consultants Ltd.

CITY / CENTRE	STD	PHONE - OFF	FAX
AGRA	0562	352368	352368
AHMEDABAD	079	6420422 / 6400527	6565551
ALLAHABAD	0532	400588	400988
AMBALA CITY	0171	530891 / 533878	530891
AMRITSAR	0183	547279	~
ASANSOL	0341	204968 / 200169	~
BANGALORE	080	6621184 / 6621192	6621196
BAREILY	0581	574731	~
BELLARY	08392	77592	77592
BHUBANESWAR	0674	539287 / 539387	~
CHENNAI	044	8253445 / 8258034	8273181
COIMBATORE	0422	237501 / 237502	237507
DEHRADUN	0135	659771 / 713351	~
DHANBAD	0326	302838 / 304068	303021
ERODE	0424	225601 / 225603	~
GHAZIABAD	0120	4796496	4792961
GOA	0832	226150 / 228470	223742
GULBARGA	08472	27635 / 41193	26794
GUNTUR	0863	326684 / 326686	326687
GUWAHATI	0361	543322 / 515251	515251
GWALIOR	0751	321524	328007
HUBLI	0836	254568 / 351533	351756
HYDERABAD	040	3312454 / 3320251	3312946
INDORE	0731	432837	~
JABALPUR	0761	312009 / 504165	312009
JAGADISHPUR	05361	70049	~
JAIPUR	0141	363321 / 375039	364660
JAMMU	0191	547246	~
JAMNAGAR	0288	540998	~
JAMSHEDPUR	0657	432064	423061
JODHPUR	0291	627918 / 641533	627918
KANPUR	0512	318850 / 357672	318850
KARUR	04324	66881 / 66882	66881
KHARAGPUR	03222	55092 / 55582	55582
KOCHI	0484	310884 / 322152	323104
KOLKATA	033	4647232 / 4644891	4644866
LUCKNOW	0522	230552 / 230273	280978
LUDHIANA	0161	424862 / 426112	407749
MADURAI	0452	587948	587948
MANGALORE	0824	492302	~
MUMBAI -ANDHERI	022	6369044 / 6367226	6310882
MUMBAI - NARIMAN POINT	022	2855814 / 2875951	2828454
MYSORE	0821	510781	~
NAGPUR	0712	537531 / 538131	538133
NASIK	0253	577811 / 577833	~
NEW DELHI	011	3324401	3324621
ONGOLE	08592	26091 / 26092	~
PATNA	0612	263604 / 268292	~
PONDICHERRY	0413	330291	345638
PUNE	020	5530204 / 5530205	5533292
RAJAHMUNDRY	0883	444318	465318
RAJKOT	0281	223733 / 220339	220339
ROURKELA	0661	510771 / 510772	~
SALEM	0427	335701	335705
SHIMOGA	08182	78199	78199
SIRSI	08384	27919 / 27929	25319
SOLAPUR	0217	311027	312219
SURAT	0261	227365 / 220636	~
TANJORE	04362	50147	~
VADODARA	0265	361514 / 364168	363207
VIJAYAWADA	0866	436965 / 437250	436241
VISHAKHAPATNAM	0891	595183 / 596877	595338

Directors' Report

The Directors have pleasure in presenting the 27th Annual Report and the audited accounts for the financial year ended 31st March, 2001.

Financial Results

		2000-2001			1999-2000	
		Rs. Crs.	**US$ Mn***		Rs. Crs.	US$ Mn
Gross profit before interest and depreciation		**5,561.72**	**1,192.99**		4,746.61	1,088.17
Less : Interest		**1,215.99**	**260.83**		1,008.00	231.09
Depreciation	**2,636.73**			2,533.59		
Less : Transfer from General Reserve	**1,071.62**	**1,565.11**	**335.72**	1,255.23	1,278.36	293.06
Profit before Tax		**2,780.62**	**596.44**		2,460.25	564.02
Less : Provision for Taxation		**135.00**	**28.96**		57.00	13.07
Profit after Tax		**2,645.62**	**567.48**		2,403.25	550.95
Balance in Profit and Loss Account		**1,739.48**	**373.12**		1,132.67	259.67
Investment Allowance (Utilised) Reserve Written Back		**10.00**	**2.15**		30.00	6.88
Debenture Redemption Reserve Written back		–	–		232.12	53.21
Surplus Available for Appropriation		**4,395.10**	**942.75**		3,798.04	870.71
Appropriations :						
Capital Redemption Reserve		**292.95**	**62.84**		192.12	44.04
Debenture Redemption Reserve		**344.57**	**73.91**		–	–
Capital Reserve		**98.11**	**21.05**		–	–
General Reserve		**1,000.00**	**214.50**		1,400.00	320.96
Dividend on Preference Shares		**4.77**	**1.02**		35.57	8.15
Interim Dividend on Equity Shares		–	–		384.65	88.18
Recommended dividend on Equity Shares		**447.85**	**96.06**		–	–
Tax on dividend		**46.20**	**9.91**		46.22	10.60
Balance carried to Balance Sheet		**2,160.65**	**463.46**		1739.48	398.78
		4,395.10	**942.75**		3,798.04	870.71

* 1 US $ = Rs. 46.62 Exchange rate as on 31-3-2001 *(Previous year as on 31-3-2000 1 US $ = Rs. 43.62)*

DIVIDENDS

The Directors have declared a dividend of Rs. 4.25 per Equity share on 105,37,57,027 Equity shares of Rs. 10 each for the financial year ended 31st March, 2001, which if approved at the forthcoming Annual General Meeting will be paid to all those Equity Shareholders whose names appear in the Register of Members as on 12th May, 2001.

The directors have also declared interim dividend on 1,17,45,000 - 10% Cumulative Redeemable Preference Shares of Rs. 100 each, 10,50,000 - 10.5% Cumulative Redeemable Preference Shares of Rs. 100 each, 50,00,000 - 10.5% Cumulative Redeemable Preference Shares of Rs. 100 each, 1,15,00,000 - 9.5% Cumulative Redeemable Preference Shares of Rs. 100 each, which have been paid on 30th May, 2000.

Buy-back of Shares

At the Annual General Meeting held on 13th June, 2000, the Shareholders had approved the Buy-back of the company's shares of Rs. 10 each for an amount not exceeding Rs. 1100 Crores, upto a maximum price of Rs. 303 per share, through open market purchases from the stock exchanges.

The company's share price has closed below the specified maximum Buy-back price of Rs. 303 per share, on only 11 days, out of the total 264 trading days that have elapsed since the Buy-back announcement.

The Company has not bought back any of its shares in those limited number of days when the share price has dropped below the maximum specified Buy-back price, as the share has consistently been outperforming all benchmark indices by a wide margin, and the temporary decline for a limited number of days had also been more a reflection of short term volatility in the global, regional and domestic stock markets.

The Company has consistently set forth its philosophy of viewing share Buy-back as a long term measure to enhance overall shareholder value and returns, and not a mechanism to artificially support any particular price level for the Company's shares, or to respond to short term speculative pressures. Accordingly, it is proposed once again to obtain the approval of shareholders for a share Buy-back programme, on the same terms, at the forthcoming Annual General Meeting.

Employee Stock Option Schemes

At the Annual General Meeting held on 13th June, 2000, the Shareholders had approved the Employee Stock Option Schemes. During the year, the Company has reserved issuance of 5,26,87,851 Equity Shares of Rs 10 each for employees under the Employees Stock Option Scheme (ESOP). No ESOPs have been granted to employees as on date.

Subsidiary Companies

During the year, Reliance Power Ventures Limited, Reliance Life Insurance Company Limited, Reliance General Insurance Company Limited, Reliance Infocom B. V., Reliance Infocom Inc., and Reliance Technologies LLC have become subsidiary companies. As required under Section 212 of the Companies Act, 1956, the audited statements of accounts, along with the report of the Board of the Directors and the respective Auditors' Report thereon of all the subsidiary companies for the year ended 31st March, 2001, are annexed.

Fixed Deposits

The Company has not accepted any deposits during the year.

Directors

Dr. D. V. Kapur and Shri M. P. Modi were appointed as Additional Directors during the year from 28th March, 2001. They hold office upto the date of ensuing Annual General Meeting and are eligible for reappointment. The company has received notices under Section 257 of the Companies Act,1956, proposing their appointment as Director, subject to retirement by rotation.

Shri Y. P. Trivedi, Shri D. H. Ambani and Shri M. L. Bhakta, retire by rotation and being eligible offer themselves for reappointment.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial year ended 31st March, 2001 on a 'going concern' basis.

Auditors

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

International Accountants

The report submitted by M/s. Deloitte Haskins and Sells, member firm of Deloitte Touche Tohmatsu International (DTTI), appointed as International Accountants of the Company, for the year under review to the Board of Directors, is circulated with this report for the information of members.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and the Accounts is being sent to all shareholders of the Company excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Secretary at the Registered Office of the Company.

Energy, Technology and Foreign Exchange

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy, technology absorption and foreign exchange earnings and outgo is given in the Annexure forming part of this report.

Compliance Certificate

A certificate from the auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Acknowledgment

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Financial Institutions, Banks, Government Authorities and Shareholders during the year under review. Your Directors wish to place on record their deep sense of appreciation for the devoted services of the Executives, Staff and Workers of the Company for its success.

For and on behalf of the Board of the Directors

Dhirubhai H. Ambani
Chairman

Mumbai
Dated: 30th April, 2001.

Annexure to Directors' Report

PARTICULARS REQUIRED UNDER THE COMPANIES (DISCLOSURES OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988

A. CONSERVATION OF ENERGY

a) Energy Conservation Measures taken:-

1. Optimisation of Nitrogen requirement led to stoppage of one Nitrogen compressor in MEG Plant.
2. Optimisation of steam condensate transfer led to stoppage of one condensate transfer pump in VCM Plant.
3. Optimisation of purge air compressor in VCM plant.
4. Replacement of pumping ring by screw in EDC cracking furnace feed pumps in VCM plant led to reduction in power consumption.
5. Stoppage of old warm water pump in PVC plant.
6. Optimisation of OSBL chilled water supply pumps in PVC plant led to stoppage of two pumps.
7. Optimisation of new chilled water supply pumps in PVC plant led to stoppage of two pumps.
8. Stoppage of injection water pump in PVC plant.
9. Pneumatic conveying operation optimisation in System-2 line-2 of PVC plant.
10. Reduction in plant air compressor discharge pressure from 3.2 to 2.5 kg/cm^2g in PVC plant.
11. Changing of connection from Delta to Star in stripping column bottom pumps in PVC plant for maximum utilisation of available power.
12. Capacity up-gradation of Old Slurry Stripping Column top

condensers in PVC plant led to reduction in steam and power consumption.

13. Gas firing in dryer heater instead of steam heating coil system in PVC plant.
14. Optimisation of CM column overhead fan in PE plant.
15. Reduction in insulation losses in PE furnace by attending faulty insulation.
16. Rectification of Steam traps in PE plant to reduce steam loss.
17. Use of MP steam in place of HP steam in reactor feed heater in PE plant.
18. Running only one filtrate pump and seal fluid pump in oxidation section of PTA plants.
19. Blade angle change of cooling tower Fans in PTA plant has resulted in stopping of one Fan.
20. CPU feed pump, Ethylene tower reflux pump , Quench water Pump stoppage in Cracker Plant through optimisation.
21. Heat recovery from Aromatics steam condensate lead to saving in LP Steam.
22. By-pass provision for CPU tank and feed pump in Cracker plant.
23. End capping of purge steam to USX and TLX outlet points in Cracker plant.
24. Reduction of 2 TPH MP Steam by reducing solvent ratio from 4.1 to 3.7 in Aromatic plant.
25. Additional lean solvent pump of lower capacity to avoid dual running of higher capacity pumps in Aromatics plant.
26. Uprating of Fractionation Feed pump Motor to avoid dual running during high frequency / load fluctuations in Aromatics plant.
27. Provision of additional MP Steam Header in Aromatics plant has stopped HP Steam letdown to MP Steam.
28. Stopping of propylene condensate pump by using gravity head.
29. Running one C3 compressor at 100% load instead of running two C3 compressors at 50 % load.
30. Stoppage of one jet water pump in CP-1/2/3 by providing orifice at condenser.
31. Dowtherm Heat optimization in CP Polymer cooler.
32. Stoppage of 2 nos chilled water circulation pump in POY plant by system modification.
33. Stoppage of chilled water Transfer pump for PTA by system modification.
34. Connecting three estrifier to single stripping column in POY plant.
35. Stoppage of one jet water pump in CP-7 by providing orifice at condenser.
36. Optimisation of operation of CP-7 HCT pump by reducing re-circulation flow.
37. Stoppage of one fan of VCT out of two running in CP-8 by reducing Dowtherm venting.
38. Optimisation of filter exhaust fans running in Glycolysis.
39. Stoppage of one cooling tower fan in CP-8 by optimising requirement.
40. Stoppage of blowers of tow feeder in PFF draw line.
41. Optimisation of Spinning Quench AHU conditions to reduce chilled water load.
42. Stoppage of water circulation of cooling stand in PSF draw line.
43. Stoppage of chilled water of knock out pot in EGR by diverting the vapour load to EGR jet.
44. Conversion of under utilized motors from delta to star connection in PSF plant.
45. Removal of delumper in finisher EG circulation system of CP-6/7.
46. Switching off of pack pre-heaters in PSF plant.
47. Stoppage of electrical super heater in CP-8 ejector.
48. Replacement of faulty traps (inverted bucket) with float type traps of correct capacity in EG recovery heat exchangers.
49. Impeller modification of CCT pump of CP-7, CP-8 VCT pump and Steam condensate pump for power saving.
50. Reduction in dow load by utilizing heat of esterifier hot EG for pre-heating cold EG for slurry preparation.
51. Provision of additional trap for spray draw zone of PFF draw line and closure of trap drain.
52. Provision MP steam in place of HP let down steam for Steam draw chest, steam boxes of PSF draw line and dryer of PFF draw line.
53. Stoppage of one out of two steam ejectors in CP 6/7 by increasing the EG flow to UFPP EG spray condenser.
54. DS-II heating system bypass by optimizing process parameters in PSF plant.
55. Optimization of CT fan operation during night shift in PP plant.
56. Lighting optimization by providing switches, timers, LED type lamp in place of filament indication lamp and delamping in the complex.
57. Powers saving in cooling water pumping by optimizing the cooling water supply in STG and RC trim cooler.
58. Power saving by shifting of partial load to RWTP#1 from RWTP#2.
59. Power saving by switching off one transfer pump at RWTP#2.
60. Installation of Fogging system in GT-5.
61. Stoppage of booster pump for chlorination in CT-2 & CT-3 by providing the supply from main header.
62. Power saving by avoiding double pumping of CT makeup to PP, PE C/T.

b) Additional Investments / Proposals, being implemented for reduction in Consumption of Energy:-

1. Use of LP Steam instead of MP steam in Glycol bleed flasher-II Reboiler in MEG plant.
2. Use of process vent gas in POY Dow vaporiser.
3. BFW pre-heating using condensate in MEG plant.
4. Use of existing MEG Pumps for transferring to POY.
5. Use of LP steam in heads column 1 & 2 in place of IP steam in VCM plant.
6. Use of pump in VCM column bottom.
7. Improvement in efficiency of 7 pumps in VCM plant.
8. Use of MP steam in place of HP steam for tracers, atomising, purge heater in PE-II.
9. Re-routing of DOW HP condensate of Area 200 to HP condensate instead of LP DTA Tank in PE plant.
10. Variable frequency drives for area 200 regeneration blowers in PE plant.
11. Reducing CW flow in PE-II.
12. VFD in reactor feed pump in PE plant.
13. Recovery of heat from recycle cyclohexane in PE plant.
14. Replacing conveying blowing motors of 8026 A/B of both lines with low rating motors in PP plant.
15. Replacing flare MP steam by LP steam in PP plant.
16. Replacement of DH column fan blades by FRP in PTA plant.

17. Increasing dia of PAC discharge line to 20" in PTA plant.
18. C/O of impeller for G207 pumps in PTA plant.
19. Kickback control valves for G2351, G207, G802 in PTA plant.
20. Providing intermediate flash vessel; (HP condensate) for E2-1211 condensate in PTA plant .
21. Stopping de-superheating pumps for SHP in PTA 1 / 2.
22. Reducing furnace insulation losses in Cracker plant.
23. Impeller change in P230/P240/P731 in Cracker plant.
24. Recovery of 40K steam from Cracker furnace boiler blow down by adding intermediate flashing at 40K level in Cracker plant.
25. APC implementation in Aromatic plant.
26. Replacing 40K steam with 17K steam for extract Detol column Re-Boiler in Aromatics plant.
27. LP cooling water pnump efficiency improvement in POY plant.
28. Eliminating air conditioning losses for 7 months a year in POY plant by Air curtain provision.
29. Cell type air washer in place of spray type air washer in POY spinning.
30. Stop one jet water pump in CP-8.
31. Replace two pumps running in parallel with only one bigger pump in Glycolysis liquid Dow system in PSF plant.
32. By pass cooling stand in PSF draw line.
33. Replace under utilised motor with low capacity in PSF plant.
34. Replace annealer HP steam by MP steam in PSF plant.
35. Acid injection in DM-3 to be done by pump instead of ejector in CPP &U.
36. Replace SHP steam for BHEL Boiler atomisation by HP/MP in CPP&U.
37. Eliminating EA-1503 and EA-1552 heat exchangers in condensate recovery system in CPP.
38. Star mode operation of Cooling Tower 2&3 Fans.
39. Controlling air flow in augment air fan in HRSG 3&4.
40. Replace MOC of 42 Fans of Site Cooling Towers from GRP to Hollow FRP.

c) Impact of Measures at (a) and (b) above for Reduction of Energy Consumption and on the Cost of Production of Goods:-

1. Stopping of one Nitrogen compressor by Nitrogen optimization has led to saving of 193 lacs/annum in MEG Plant.
2. Stoppage of one condensate transfer Pump resulted in savings of Rs 4.3 lacs/annum in VCM Plant.
3. Optimization of purge air compressor resulted in savings of Rs 1.5 lacs/annum in VCM plant.
4. Replacement of pumping ring by screw in EDC cracking furnace feed pumps resulted in saving of Rs 0.1 lac/annum in VCM plant.
5. Stoppage of old warm water pump resulted in savings of Rs 8.6 lacs/annum in PVC plant.
6. Optimization of OSBL chilled water supply pumps resulted in savings of Rs 12.3 lacs/annum in PVC plant.
7. Optimization of new chilled water supply pumps resulted in savings of Rs 21.5 lacs/annum in PVC plant.
8. Stoppage of injection water pump resulted in savings of Rs 8 lacs/annum in PVC plant.
9. Pneumatic conveying operation optimisation in System-2 line-2 resulted in savings of Rs 6 lacs/annum in PVC plant.
10. Reduction in plant air compressor discharge pressure from 3.2 to 2.5 kg/cm^2g resulted in savings of Rs 3 lacs/annum in PVC plant.
11. Delta to star connection in stripping column bottom pumps resulted in savings of Rs 2.8 lacs/annum in PVC plant.
12. Capacity up-gradation of Old Slurry Stripping Column top condensers resulted in savings of Rs 19.7 lacs/annum in PVC plant.
13. Gas firing in dryer heater instead of steam heating coil system resulted in savings of Rs 239 lacs/annum in PVC plant.
14. Optimisation of CM column overhead fan resulted in savings of Rs 2.3 lacs/annum in PE plant.
15. Insulation losses reduction in PE furnace by attending faulty insulation resulted in savings of Rs 75 lacs/annum.
16. Minimizing the losses due to passing of traps resulted in savings of Rs 157 lacs/annum in PE plant.
17. Use of MP steam in place of HP steam in reactor feed heater resulted in savings of Rs 235 lacs/annum in PE plant.
18. Running only one filtrate pump and seal fluid pump in oxidation section of both PTA plants resulted in savings of Rs 49 lacs/annum.
19. Blade angle changing of cooling tower Fans in PTA plant resulted in savings of Rs 4 lacs/annum.
20. CPU feed pump, Ethylene tower reflux pump , Quench water Pump stoppage in Cracker Plant resulted in savings of Rs 68 lacs/annum in Cracker Plant.
21. Heat recovery from Aromatic condensate resulted in savings of Rs 2 Crores/annum.
22. By-pass provision for CPU tank and feed pump resulted in savings of Rs 29 lacs/annum in Cracker plant.
23. End caping of purge steam to USX and TLX outlet points resulted in savings of Rs 27 lacs/annum in Cracker plant.
24. Reduction of 2 TPH MP Steam by reducing solvent ratio from 4.1 to 3.7 resulted in savings of Rs 1.2 Crores/annum in Aromatic plant.
25. Additional lean solvent pump P 105 C of lower capacity to avoid dual running of higher capacity pumps resulted in savings of Rs 9.9 lacs/annum in Aromatics plant.
26. Up-rating of Fractionation Feed pump Motor to avoid dual running during high frequency / load fluctuations resulted in savings of Rs 6.5 lacs/annum in Aromatics plant.
27. Provision of additional MP Steam Header in Aromatics plant has stopped HP Steam letdown to MP Steam which resulted in savings of Rs 3.9 Crores/annum.
28. Stopping of propylene condensate pump by using gravity head resulted in savings of Rs 2.3 lacs/annum.
29. Running one C3 compressor @100% load instead of running two C3 compressors at 50 % load resulted in savings of Rs 35.9 lacs/annum.
30. Stoppage one jet water pump in CP-1/2/3 by providing orifce at condenser resulted in savings of Rs 6.9 lacs/annum.
31. Dowtherm Heat optimization in CP Polymer cooler resulted in savings of Rs 12 lacs/annum.
32. Stoppage of 2 nos. chilled water circulation pump in POY plant by system modification resulted in saving of 700kwh equivalent to RS 2 Crores/annum.
33. Stoppage of chilled water transfer pump for PTA by system modification resulted in savings of Rs 6.8 lacs/annum.
34. Connecting three esterifier to single stripping column in POY plant resulted in savings of Rs 12.6 lacs/annum.
35. Stoppage of one jet water pump in CP-7 by providing orifice at condenser resulted in savings of Rs 13.5 lacs/annum
36. Optimization of operation of CP-7 HCT pump by reducing re-circulation flow resulted in savings of Rs 1.2 lacs/annum.
37. Stoppage one fan of VCT out of two running in CP-8 by reducing

Dowtherm venting resulted in savings of Rs 1.8 lacs/annum.

38. Optimization of filter exhaust fans running in Glycolysis resulted in savings of Rs 1.6 lacs/annum.
39. Stoppage of one cooling tower fan in CP-8 resulted in savings of Rs 2.8 lacs/annum.
40. Stoppage of blowers of tow feeder in PFF draw line resulted in savings of Rs 1.7 lacs/annum.
41. Optimization of Spinning Quench AHU conditions to reduce chilled water load resulted in savings of Rs 18.4 lacs/annum.
42. Stoppage of water circulation of cooling stand in PSF draw line resulted in savings of Rs 10.7 lacs/annum.
43. Stoppage of chilled water of knock out pot in EGR by diverting the vapour load to EGR jet resulted in savings of Rs 3.5 lacs/annum.
44. Conversion of motors from delta to star connection in PSF plant resulted in savings of Rs 3.7 lacs/annum.
45. Removal of delumper in finisher EG circulation system of CP-6/7 resulted in savings of Rs 1.8 lacs/annum.
46. Switching off of pack pre-heaters in PSF plant resulted in savings of Rs 6.9 lacs/annum.
47. Stoppage of electrical super heater in CP-8 ejector resulted in savings of Rs 2 lacs/annum.
48. Replacement of faulty traps with float type traps of correct capacity in EG recovery heat exchangers resulted in savings of Rs 6.3 lacs/annum.
49. Modification of CCT pump of CP-7, CP-8 VCT pump, Steam condensate pump CP-8 with smaller size impeller resulted in savings of Rs 2.5 lacs/annum.
50. Reduction in Dowtherm heat load by utilizing heat of esterifier hot EG resulted in savings of Rs 14.5 lacs/annum.
51. Provision of additional trap for spray draw zone of PFF draw line and closure of trap drain resulted in savings of Rs 9.5 lacs/annum.
52. Provision of MP steam in place of HP let down steam for Steam draw chest, steam boxes of PSF draw line and dryer of PFF draw line resulted in savings of Rs 2.1Crores/annum.
53. Stoppage of one out of two steam ejectors in CP 6/7 by increasing the EG flow to UFPP EG spray condenser resulted in savings of Rs 83 lacs/annum.
54. DS-II heating system bypass by optimizing process parameters in PSF plant resulted in savings of Rs 45.8 lacs/annum.
55. Optimization of CT fan operation during night shift resulted in savings of Rs 3.3 lacs/annum in PP plant.
56. Lighting optimization by providing switches, timers, LED type lamp in place of filament indication lamp and delamping in the complex resulted in savings of Rs 76 lacs/annum.
57. Powers saving in cooling water pumping by optimizing the cooling water supply in STG and RC trim cooler resulted in savings of Rs 1.28 Crores/annum.
58. Power saving by shifting of partial load to RWTP#1 from RWTP#2 resulted in savings of Rs 22 lacs/annum.
59. Power saving by switching off one transfer pump at RWTP#2 resulted in savings of Rs 21 lacs/annum.
60. Installation of Fogging system in GT-5 resulted in saving of Rs 5.45 Crores/annum.
61. Stoppage of booster pump for chlorination in CT-2 & CT-3 by providing the supply from main header resulted in savings of Rs 3 lacs/annum.
62. Power saving by avoiding double pumping of CT makeup to PP , PE C/T resulted in savings of Rs 13.5 lacs/annum.
63. Use of LP Steam in place of MP steam in Glycol bleed flasher-II Reboiler in MEG plant has saving potential of Rs 19.7 lacs/annum.
64. Use of process vent gas in POY Dow vaporiser has saving potential of Rs. 1.05 crore/annum.
65. BFW pre-heating using condensate in MEG plant has saving of potential Rs.1.6 Crores/annum.
66. Use of existing MEG Pumps for transferring to POY has saving potential of Rs 1.7 lacs/annum.
67. Use of LP steam in heads column 1 & 2 in place of IP steam in VCM plant has saving potential of Rs 1.18 Crore/annum.
68. Use of pump in VCM column bottom has saving potential of Rs 1.27 Crore/annum.
69. Improvement in pump efficiency (7 pumps) in VCM plant has saving potential of Rs 24.5 lacs/annum.
70. Use of MP steam in place of HP steam for tracers, atomising, purge heater in PE-II has saving potential of Rs 73 lacs/annum.
71. Re-routing of DOW HP. condensate of Area 200 to HP condensate instead of LP DTA Tank in PE plant has saving potential of Rs 1.3 Crore/annum.
72. Variable frequency drives for area 200 regeneration blowers in PE plant has saving potential of Rs 18.4 lacs/annum.
73. Reducing CW flow in PE-II has saving potential of Rs 27.6 lacs/annum.
74. VFD in reactor feed pump in PE plant has saving potential of Rs 62.2 lacs/annum.
75. Recovery of heat from recycle cyclohexane in PE plant has saving potential of Rs 89.7 lacs/annum.
76. Replacing conveying blowing motors of 8026 A/B of both lines with low rating motors in PP plant has saving potential of Rs 11.3 lacs/annum.
77. Replacing flare MP steam by LP steam in PP plant has saving potential of Rs 65.7 lacs/annum.
78. Replacement of DH column fan blades by FRP in PTA plant has saving potential of Rs 55.2 lacs/annum.
79. Increasing dia of PAC discharge line to 20" in PTA plant has saving potential of Rs 84.3 lacs/annum.
80. C/O of impeller for G207 pumps in PTA plant has saving potential of Rs 21.5 lacs/annum.
81. Kickback control valves for G2351, G207, G802 in PTA plant has saving potential of Rs 4.3 lacs/annum.
82. Providing intermediate flash vessel for E2-1211 condensate in PTA plant has saving potential of Rs 3.1 Crores/annum.
83. Stopping de-superheating pumps for SHP in PTA plant has saving potential of Rs 61.3 lacs/annum.
84. Reducing furnace insulation losses in Cracker plant has saving potential of Rs 4.6 Crores /annum.
85. Impeller change in P230/P240/P731 in Cracker plant has saving potential Rs 4.6 lacs /annum.
86. APC implementation in Aromatic plant has saving potential of Rs 98.7 lacs/annum.
87. Replacing 40K steam with 17K steam for extract Detol column Re-Boiler in Aromatics plant has saving potential of Rs 4.2 Crores/annum.
88. LP cooling water pump efficiency improvement in POY plant has saving potential of Rs 12.3 lacs /annum.
89. Eliminating air conditioning losses for 7 months a year in POY plant has saving potential of Rs 92 lacs/annum.
90. Cell type air washer in place of spray type air washer in POY spinning / take up has saving potential of Rs 43.8 lacs/annum.
91. Stoppage of one jet water pump in CP-8 has saving potential of Rs 13.5 lacs/annum.
92. Replacement of two pumps running in parallel with only one bigger pump in Glycolysis liquid Dow system in PSF plant has saving potential of Rs 7.4 lacs/annum.

93. By pass cooling stand in PSF draw line has saving potential of Rs 90.8 lacs/annum.
94. Replacement of motor with low capacity in PSF plant has saving potential of Rs 24.5 lacs/annum.
95. Replacement of annealer HP steam by MP steam in PSF plant has saving potential of Rs 1.57 Crores /annum.
96. Acid injection in DM-3 to be done by pump instead of ejector in CPP &U has saving potential Rs 11 lacs/annum.
97. Replacement of SHP steam for BHEL Boiler atomisation by HP/MP in CPP&U has saving potential of Rs 63.8 lacs/annum.
98. Eliminating EA-1503 and EA-1552 heat exchangers in condensate recovery system in CPP has saving potential of Rs 2 Crores/annum.
99. Star mode operation of Cooling Tower 2&3 Fans has saving potential of Rs 5 lacs/annum.
100. Controlling air flow in augment air fan in HRSG 3 & 4 has saving potential of Rs 9 lacs/annum.
101. Replacement of MOC of 42 Fans of Site Cooling Towers from GRP to Hollow FRP has saving potential of Rs 2.15 Crores/ annum.

d) Total energy consumption and energy consumption per unit of production as per Form-A.

FORM - 'B'

Form for Disclosure of particulars with respect to:

B. RESEARCH AND DEVELOPMENT (R & D)

1. Specific Areas in which Research and Development (R & D) is being carried out by the Company:

Research and Development activity is focussed in the fields of Purified Terephthalic Acid, Paraxylene , Linear Alkyl Benzene plants. The stress has been on process development, process modification , product development, energy conservation, pollution control, import substitution, and technology upgradation.

i) Recovery of Cobalt and Manganese from the Mother Liquor purge stream in the oxidation plant and recycling back to the Reactor.
ii) Pilot scale trials for Catalyst and Water Recovery from purification Mother Liquor.
iii) Development of a Kinetic- Fluid -dynamic model of the Oxidation Reactor.
iv) Development of a new Purification Catalyst.
v) Development of Azeotropic distillation process for separation of acetic acid and water.
vi) Development of design and basic engineering for LPG recovery from PX offgas.
vii) Process development for manufacture of n- pentane.
viii) Collaborative efforts for the catalyst development in manufacturing Para diethyl benzene from mixed xylenes.
ix) Development of kinetic reaction model for Pacol reactor in LAB plant.
x) Development of process and optimisation of process parameters to convert heavy aromatics to xylenes in PX plant.
xi) Process heat integration using Pinch technology in PTA, PX, LAB and Polyester plants.

2. Benefits derived as a result of the above R & D:

i) Reduction in specific consumption of acetic acid in PTA plant.
ii) Improved operation of Pacol unit resulting in higher LAB production.
iii) Optimisation of PAREX operating parameters resulting in reduction of utility consumption.

3. Future Plan of Action

i) Development of electrochemical membrane to improve production of paraxylene without increasing hydraulic load.
ii) Development of new product range and speciality product in PFY and PSF.
iii) Catalyst - less Purification of crude Terephthalic acid to reduce the cost of production and down time.
iv) Conversion of ETP biological waste into value added product (bio-fertilizer) using biotechnology methods.

4. Expenditure on R & D:

		Rs. Crores
a)	Capital	1.99
	Recurring	47.68
	Total	**49.68**
b)	Total R & D Expenditure as a percentage of Total Turnover	**0.18%**

C. TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. Efforts made towards technology absorption, adaptation and innovation

i) Optimisation of Spin Finish application on Tow for Staple Fibre.
ii) Development of higher size Crimper for increased throughput.
iii) Process optimisation for the improved quality of 1.2 denier bright, 1.2 SHT, 2.5TBL, 2.0 TBL, 3.0 TBL Tow, 2.5 circular Tow.
iv) Process improvement using online monitoring devices.
v) Modification of quench system from radial to cross flow to enhance productivity and quality.
vi) Polymer and process modification to increase the polymer throughput for each position.
vii) Revamping of Continuous Polymerization units to increase production capacity, improve process reliability and product performance.
viii) Introduction of planetary polymer metering pumps to improve quality and reduce maintenance costs.
ix) Adoption of SIX SIGMA philosophy for product and process improvement.
x) New Product Development :
   - Coarse Denier Micro for Draw texturing end use
   - 200/34/HOLLOW/SD/POY for Draw texturing/draw twisting end use
   - 145/144/RND/SD/FDY for twisting/Weaving end use
   - 145/72/RND/SD/FDY for twisting/Weaving end use
   - 200/72/RND/SD/FDY for mink blanket end use
   - 1.5 D relaxed Tow
   - 2.0 circular Tow
xi) Use of indigenous catalyst for dehydrogenation of Normal Paraffin.
xii) Metallurgy study of imported equipment and spares for local development of components.

2. Benefits derived as a result of the above efforts:

a. Product Development / Improvement and Cost Reduction
   i) 10 New PFY grades developed
   ii) 8 New PSF / Tow product developed
   iii) Single point chemical dosing in steam condensate resulted in saving of hot water blowdown by 60 TPD
b. Import Substitution
   i) Use of indigenous catalyst for dehydrogenation of Normal Paraffin to produce LAB resulted in saving of Rs. 20 Lacs .
   ii) Import substitution of process equipment resulted in saving of Rs. 44 Lacs in PFY and Rs. 10 Lacs in PSF
   iii) Indigenisation of various other spares and accessories resulted in saving of 96 Lacs

Information regarding imported technology

Product	Technology from	Year of Import	Status of implementation/ Absorption
Ethylene & Cracker Products	Stone & Webster Engineering Corp. USA	1992	Full
Purified Terephthalic Acid	John Brown Engineers, UK (ICI PLC-UK)	1994	Full
Mono Ethylene Glycol	Shell (Lummus Crest B.V.Holland)	1996	Full
PVC Expansion	Geon Co., U.S.A.	1994	Full
Polypropylene	John Brown Engineers, UK (Shell / Union Carbide)	1994	Full
Polyethylene Terephthalate	Sinco engineering-Italy	1994	Full
High Density Polyethylene	Navacor, Canada	1995	Full
Polyester Staple Fibre Fill	Dupont (U.S.A.)/Chemtex U.S.A.	1998	Full
Paraxylene	UOP Inter America Inc. - U.S.A.	1999	Full
Polypropylene	Union Carbide U.K.	1999	Full

D. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. **Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.**

   The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year, the Company had exports (FOB value) worth Rs. 4,710.07 Crores (US$ 1,027 million)

2.	Total Foreign exchange used and earned	Rs. Crores
a.	Total Foreign exchange earned	**4,854.28**
b.	Total savings in foreign exchange through products manufactured by the Division and deemed exports (US$ 3,713 million)	**17,308.89**
	Sub total (a + b)	**22,163.17**
c.	Total Foreign Exchange used	**4,787.10**

Annexure to Directors' Report

Form 'A'

Form for disclosure of particulars with respect to Conservation of Energy

Part 'A'

Power & Fuel Consumption	April,00 to March,01	April,99 to March,00
1 **Electricity**		
a) Purchased Units (Lacs)	113.36	101.60
Total Cost (Rs. In Crores)	5.28	4.76
Rate/Unit (Rs.)	**4.65**	4.69
b) Generation by/through third party captive power facilities through Steam Turbine/Generator		
Units (Lacs)	7,954.65	5,481.87
KWH per unit of fuel	4.76	4.31
Cost (Rs. In Crores)	335.34	189.86
Cost/Unit (Rs.)	**4.22**	3.46
c) Own Generation		
1) Through Diesel Generator		
Units (Lacs)	82.31	68.97
KWH per unit of fuel	3.86	3.48
Fuel Cost/Unit (Rs.)	**3.31**	2.11

Annexure to Directors' Report

Power & Fuel Consumption	**April,00 to March,01**	April,99 to March,00
2) Through Steam Turbine/Generator		
Units (Lacs)	22,702.80	22,641.89
KWH per unit of fuel	4.49	4.19
Fuel Cost/Unit (Rs.)	**1.64**	1.56
2 **Furnace Oil**		
Quantity (K.Ltrs)	165,747.10	136,463.88
Total Cost (Rs. In crores)	130.25	89.68
Average rate per Ltr.(Rs)	**7.86**	6.57
3 **Others/Internal Generation**		
a) Gas		
Quantity (1000 M3)	333,108.53	208,836.60
Total Cost (Rs. In crores)	110.64	66.84
Average rate per 1000M3 (Rs)	**3,321.54**	3,200.59
b) Liquid Fuels		
Quantity (K.Ltrs)	249,205.70	39,027.48
Total Cost (Rs. In crores)	299.44	48.06
Average rate per Ltr.(Rs)	**12.02**	12.31

The previous year's figures have been regrouped/ rearranged where necessary

Part 'B'

Consumption per Unit of Production

	Fabrics Per 1000 Mtrs.		PFY Per MT		PSF Per MT		PTA Per MT		LAB Per MT		MEG Per MT		PVC Per MT		HDPE Per MT		PP Per MT		FF Per MT		CRACKER Per MT		PET Per MT		PX Per MT	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Electricity (KWH)	2,964	2,726	965	959	556	556	435	456	565	532	638	631	511	564	293	316	384	369	985	1,023	163	166	291	302	274	343
Furnace Oil (Ltrs)/ HSD/HFHSD	9	14	52	39	63	23	21	17	303	321	-	-	-	-	-	-	-	-	-	7	-	1	-	9	6	-
LSHS (Kgs)	-	-	18	11	22	45	-	-	210	225	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gas (SM3)	1,491	1,840	48	51	32	35	3	16	-	-	1	6	4	50	3	48	2	-	65	42	6	34	87	54	-	-

Note : The above figures in addition to direct consumption also include allocated consumption in the supporting utilities and facilities applicable to respective products.

For and on behalf of the Board of the Directors

Mumbai
Dated: 30th April, 2001

Dhirubhai H. Ambani
Chairman

COMPLIANCE CERTIFICATE ON CORPORATE GOVERNANCE

To The Board of Directors of Reliance Industries Limited:

We have reviewed implementation of Corporate Governance procedure set by Reliance Industries Limited ("The Company") for the year ended 31st March, 2001 with the relevant records and documents maintained by the Company and furnished to us for our review.

Based on our verification and information and explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with Stock Exchanges.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th April, 2001

Auditors' Report

To the Members,

RELIANCE INDUSTRIES LIMITED

We have audited the attached Balance Sheet of RELIANCE INDUSTRIES LIMITED as at 31st March 2001 and the Profit and Loss Account of the Company for the year ended on that dated annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act 1956, we give in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we state that :
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of such books.
   c) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account.
   d) In our opinion the Balance Sheet and the Profit and Loss Account complies with the mandatory Accounting Standards referred in Section 211 (3C) of the Companies Act, 1956.
   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act 1956.
   f) In our opinion and to the best of our information and according to explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :
      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March, 2001 and
      (ii) in so far as it relates to the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

Mumbai
Dated: 30th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanations given to us, the fixed assets have been physically verified by the management during the year in a phased periodical manner which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. As explained to us, the stock of stores, spare parts, raw materials and finished goods have been physically verified by the management at regular intervals during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its business.
4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of the business.
5. As explained to us, there were no material discrepancies noticed on physical verification of the stocks of raw materials, stores and spares and finished goods, having regard to the size of the operations of the Company.
6. The valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year
7. In respect of loans from companies listed in the register maintained under Section 301 of the Companies Act, 1956 and Companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956, the rate of interest and other terms and conditions are not prima facie prejudicial to the interests of the company.
8. In respect of loans given to companies listed in the register maintained under Section 301 and/or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956 the rates of interest, where applicable, and other terms and conditions are not prima facie prejudicial to the interest of the company. The above includes interest free loans to its subsidiary companies and advance towards promoters contribution. Attention is invited to Note No 11 of Schedule 'O' to the accounts. In our opinion, having regard to the long term involvement with these companies and considering the explanations given to us in this regard, the terms and conditions of the above are not, prima facie, prejudicial to the interests of the Company.
9. In respect of outstanding loans and advances in the nature of loans given by the Company to parties, other than to the companies mentioned in para 8 above, where stipulated, they are generally repaying the principal amounts as stipulated and are also generally regular in the payment of interest, where applicable.
10. In our opinion and according to the information explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature

of its business for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. In our opinion and according to the information and explanations given to us there are no transactions of purchases of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 (Rupees Fifty Thousand only) or more in respect of any party.
12. According to the information and explanations given to us, the company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.
13. The Company has not accepted any deposits from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable by-products and scrap, wherever significant.
15. In our opinion the internal audit system of the Company is commensurate with its size and nature of its business.
16. The Central Government has prescribed maintenance of Cost Records under Section 209 (1)(d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion that, prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.
17. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited with the appropriate authorities.
18. According to the information and explanation given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as on 31st March, 2001 for a period of more than six months from the date of becoming payable.
19. According to the information and explanations given to us and on the basis of records examined by us, no personal expenses of employees or Directors have been charged to Revenue Account other than those payable under contractual obligation or in accordance with generally accepted business practice.
20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
21. In relation to trading activities of the company, we are informed that there are no damaged goods.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

Mumbai
Dated: 30th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

International Accountants' Report

To the Board of Directors of
RELIANCE INDUSTRIES LIMITED
We have audited the Balance Sheet of RELIANCE INDUSTRIES LIMITED as on 31st March, 2001 and the Profit and Loss Account of the Company for the year ended on that date (the financial statements) attached hereto, which have been prepared in accordance with the Generally Accepted Accounting Principles in India and Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

Respective Responsibilities of the Management and Auditors
The management of the company is responsible for the preparation of these financial statements. The financial statements have also been audited by firms of Chartered Accountants appointed as Auditors under the statute (The Companies Act) who submit separately their report in accordance with the provisions of the Companies Act. It is our responsibility to form an independent opinion, based on our audit of the statements and to report our opinion to you as a concurrent special assignment.

Basis of Opinion
We conducted our audit in accordance with the auditing standards issued by the Institute of Chartered Accountants of India. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the management in the preparation of the financial statements and whether the accounting policies are appropriate to the circumstances to the company, consistently applied and adequately disclosed. We planned and performed audit so as to obtain all information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
The financial statements dealt with by this report are in agreement with books of account of the Company.

Opinion
In our opinion and to the best of our information and according to the explanations given to us, the financial statements read with the accounting policies and notes thereon give a true and fair view:
(i) In the case of the Balance Sheet, the state of affairs of the Company as at 31st March 2001 and

(ii) In the case of the Profit and Loss Account, of the profit for the year ended on that date.

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

Mumbai
Dated: 30th April, 2001

Balance Sheet as at 31st March, 2001

	Schedule	As at 31st March, 2001 Rs.	Rs.	(Rs. in Crores) As at 31st March, 2000 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital - Equity	'A'	1,053.49		1,053.45	
Share Capital - Preference	'A'	-		292.95	
Reserves and Surplus	'B'	13,711.88		12,636.35	
			14,765.37		13,982.75
Loan Funds					
Secured Loans	'C'	4,068.40		5,988.11	
Unsecured Loans	'D'	6,067.39		5,532.13	
			10,135.79		11,520.24
TOTAL			24,901.16		25,502.99
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		25,355.99		24,330.95	
Less: Depreciation		11,841.53		9,214.06	
Net Block		13,514.46		15,116.89	
Capital Work-in-Progress		512.38		331.42	
			14,026.84		15,448.31
Investments	'F'		6,726.11		6,066.56
Current Assets, Loans and Advances					
Current Assets	'G'				
Interest Accrued on Investments		85.13		47.48	
Inventories		2,299.85		1,823.20	
Sundry Debtors		1,134.17		842.46	
Cash and Bank Balances		100.63		1,081.55	
		3,619.78		3,794.69	
Loans and Advances	'H'	5,502.73		4,059.26	
		9,122.51		7,853.95	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		4,110.80		3,600.03	
Provisions		863.50		265.80	
		4,974.30		3,865.83	
Net Current Assets			4,148.21		3,988.12
TOTAL			24,901.16		25,502.99
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th April, 2001

For and on behalf of the Board

D.H.Ambani - Chairman
A.D.Ambani - Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
S.Venkitaramanan, **U.Mahesh Rao** } Nominee Directors
R.H.Ambani, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
Rohit C. Shah - Vice President and Company Secretary

Profit and Loss Account for the year ended 31st March, 2001

(Rs. in Crores)

	Schedule	2000-2001 Rs.	2000-2001 Rs.	1999-2000 Rs.	1999-2000 Rs.
INCOME					
Sales			**28,008.25**		20,301.39
Other Income	'J'		**382.63**		687.30
Variation in Stock	'K'		**317.94**		343.68
			28,708.82		21,332.37
EXPENDITURE					
Purchases			**2,935.66**		486.01
Manufacturing and Other Expenses	'L'		**20,211.44**		16,099.75
Interest	'M'		**1,215.99**		1,008.00
Depreciation		**2,636.73**		2,533.59	
Less : Transferred from General Reserve [Refer Note 3, Schedule 'O']		**1,071.62**		1,255.23	
			1,565.11		1,278.36
			25,928.20		18,872.12
Profit Before Tax			**2,780.62**		2,460.25
Provision for Taxation			**135.00**		57.00
Profit for the year			**2,645.62**		2,403.25
Add : Balance brought forward from last year			**1,739.48**		1,132.67
Debenture Redemption Reserve Written back			**–**		232.12
Investment Allowance (Utilised) Reserve Written Back			**10.00**		30.00
Amount Available For Appropriations			**4,395.10**		3,798.04
APPROPRIATIONS					
Capital Redemption Reserve		**292.95**		192.12	
Debenture Redemption Reserve		**344.57**		–	
Capital Reserve		**98.11**		–	
General Reserve		**1,000.00**		1,400.00	
Interim Dividend on Preference Shares		**4.77**		35.57	
Interim Dividend on Equity Shares		**–**		384.65	
Proposed Dividend on Equity Shares		**447.85**		–	
Tax on Dividend		**46.20**		46.22	
			2,234.45		2,058.56
Balance Carried to Balance Sheet			**2,160.65**		1,739.48
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th April, 2001

For and on behalf of the Board
D.H.Ambani - Chairman
A.D.Ambani - Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
S.Venkitaramanan, **U.Mahesh Rao** } Nominee Directors
R.H.Ambani, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
Rohit C. Shah - Vice President and Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

(Rs. in Crores)

SHARE CAPITAL		As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
Authorised:					
120,00,00,000 (120,00,00,000)	Equity Shares of Rs. 10 each		**1,200.00**		1,200.00
10,00,00,000 (10,00,00,000)	Preference Shares of Rs. 100 each		**1,000.00**		1,000.00
			2,200.00		2,200.00
Issued, Subscribed and Paid up:					
Equity					
105,37,57,027 (105,37,57,027)	Equity Shares of Rs. 10 each fully paid up	**1,053.76**		1,053.76	
	Less: Calls in arrears - by others	**0.27**		0.31	
			1,053.49		1,053.45
Preference					
– (1,17,45,000)	10% Cumulative Redeemable Preference Shares of Rs. 100 each fully paid-up (Redeemable at par on 15th September, 2000)	–		117.45	
– (10,50,000)	10.5% Cumulative Redeemable Preference Shares of Rs. 100 each fully paid-up (Redeemable at par on 15th September, 2002)	–		10.50	
– (50,00,000)	10.5% Cumulative Redeemable Preference Shares of Rs. 100 each fully paid-up (Redeemable at par on 17th September, 2002)	–		50.00	
– (1,15,00,000)	9.5% Cumulative Redeemable Preference Shares of Rs. 100 each fully paid-up (Redeemable at par on 31st July, 2004)	–		115.00	
			–		292.95
			1,053.49		1,346.40

Notes:

1. Of the above Equity Shares:

(a)	48,17,70,552 (48,17,70,552)	Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
(b)	18,05,78,290 (18,05,78,290)	Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash.
(c)	33,04,27,345 (33,04,27,345)	Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares (GDS) and re-issue of forfeited equity shares.

2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

3. The Company has during the year redeemed 2,92,95,000 Preference Shares by exercising call option.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in Crores)

RESERVES AND SURPLUS	As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
Revaluation Reserve				
As per last Balance Sheet	2,771.06		2,771.06	
Less: Deduction on retirement of Revalued Assets	0.28		–	
		2,770.78		2,771.06
Capital Reserve				
As per last Balance Sheet	187.57		187.57	
Add : Transferred from Profit and Loss Account	98.11		–	
		285.68		187.57
Capital Redemption Reserve				
As per last Balance Sheet	192.12		–	
Add : Transferred from Profit and Loss Account	292.95		192.12	
		485.07		192.12
Securities Premium Account				
As per last Balance Sheet	5,449.22		4,677.76	
Add : Received during the year	–		780.10	
	5,449.22		5,457.86	
Less: Issue Expenses	–		2.65	
Premium on Redemption of Debentures/Bonds	–		5.99	
	5,449.22		5,449.22	
Less: Calls in arrears - by others	2.21		2.84	
		5,447.01		5,446.38
Debenture Redemption Reserve				
As per last Balance Sheet	507.89		740.01	
Add : Transferred from/(to) Profit and Loss Account	344.57		(232.12)	
		852.46		507.89
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	208.70		238.70	
Less: Transferred to Profit and Loss Account to the extent no longer required	10.00		30.00	
		198.70		208.70
Taxation Reserve				
As per last Balance Sheet		10.00		10.00
General Reserve				
As per last Balance Sheet	1,573.15		1,428.38	
Less: Transferred to Profit and Loss Account* [Refer Note 3(a) and 3(b), Schedule 'O']	1,071.62		1,255.23	
	501.53		173.15	
Add : Transferred from Profit and Loss Account	1,000.00		1,400.00	
		1,501.53		1,573.15
Profit and Loss Account		2,160.65		1,739.48
		13,711.88		12,636.35

*** Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2131.86 Crores (Previous Year Rs.1895.27 Crores)**

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in Crores)

	As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
A) DEBENTURES				
1 Non-Convertible Debentures	**3,352.50**		3,406.50	
2 Deep Discount Debenture	**600.00**		616.00	
Less : Unamortised Discounts	**190.52**		242.65	
	409.48		373.35	
		3,761.98		3,779.85
B) TERM LOANS				
1. From Banks				
a) Foreign Currency Loans	–		750.87	
b) Rupee Loans	–		650.07	
	–		1,400.94	
2. From Financial Institutions				
a) Foreign Currency Loans	**3.41**		7.97	
b) Rupee Loans	**65.25**		150.54	
	68.66		158.51	
		68.66		1,559.45
C) WORKING CAPITAL LOANS				
From Banks				
a) Foreign Currency Loans	**69.96**		–	
b) Rupee Loans	**167.80**		648.81	
		237.76		648.81
		4,068.40		5,988.11

Note:

1.(a) Debentures referred to in A above to the extent of Rs. 2,598.98 Crores are secured / to be secured by way of mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

(b) Debentures referred to in A above to the extent of Rs. 1,001.00 Crores are secured by way of mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

(c) Debentures referred to in A above to the extent of Rs. 162.00 Crores are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.

(d) Debentures referred to in A above consisting of: (i) 18% Debentures of Rs. 100 each aggregating Rs. 20.00 Crores are redeemable at par in July 2001. (ii) 16.5% Debentures of Rs. 100 each, aggregating Rs. 25.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment, i.e. 2002. (iii) 13% Debentures of Rs. 100 each, aggregating Rs. 160.00 Crores are redeemable at par as follows: viz Rs. 60 Crores on 11th October, 2009 and Rs. 100 Crores on 17th November, 2009. (iv) 14.08% Debentures of Rs. 100 each aggregating Rs. 87.50 Crores are redeemable at par in three equal annual instalments, on the expiry of fifth, sixth and seventh year from the date of allotment; commencing from March, 2002. (v) 14.5% Debentures of Rs. 10,00,000 each, aggregating Rs. 112.00 Crores are redeemable at par in May, 2002. (vi) 13.5% Debentures of Rs. 1,00,00,000 each, aggregating Rs. 50.00 Crores are redeemable at par in three equal annual instalments on the expiry of the fifth, sixth and seventh year from the date of allotment; i.e. commencing from September, 2002. (vii) 12.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 325.00 Crores, are redeemable at par in three equal annual instalments on the expiry of fifth, sixth and seventh year from the date of allotment; commencing from January, 2003. (viii) 12.5% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment i.e. January, 2005. (ix) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment i.e. January, 2008. (x) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 80.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment; commencing from January, 2008. (xi) 14.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 Crores are redeemable at par in three equal annual instalments, commencing from the expiry of eighth year from the respective dates of allotment; commencing from February, 2006. (xii) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e May, 2008. (xiii) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e June, 2008. (xiv) 15.03 % Debentures of Rs. 25,00,000 each aggregating Rs. 75.00 Crores which are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. June, 2008. (xv) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. September, 2008. (xvi) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 21.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. September, 2008. (xvii) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. October, 2008. (xviii) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. November, 2008. (xix) 15.03% Debentures of Rs. 1,00,00,000 each aggregating

Schedules forming part of the Balance Sheet

Rs. 25.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. October, 2008. (xx) 11.50 % Debentures of Rs. 1,00,00,000 each aggregating Rs. 195.00 Crores are redeemable at par on the expiry of the fifty four months from the date of allotment; i.e. November, 2003. (xxi) Deep Discount debentures aggregating Rs. 600.00 Crores are redeemable at par on the expiry of the fifth year from the date of allotment; i.e. May, 2004. (xxii) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. June, 2002. (xxiii) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 92.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. June, 2004. (xxiv) 12.70% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on 15th December, 2007. (xxv) 12.36% Debentures of Rs. 1,00,00,000 each aggregating Rs. 51.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. August, 2004. (xxvi) 12.35% Debentures of Rs. 1,00,00,000 each aggregating Rs. 45.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. August, 2004. (xxvii) Debentures of Rs. 50,00,000 each aggregating Rs. 92.00 Crores carrying an interest rate linked to the interest rate announced by CRISIL, which are redeemable at par on the expiry of fifth year from the date of allotment; i.e. February, 2005. (xxviii) 10.85% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. February, 2005. (xxix) 10.40% Debentures of Rs. 1,00,00,000 each aggregating Rs. 72.00 Crores are redeemable at par on the expiry of 364 days from the date of allotment; i.e. June, 2001. (xxx) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 30.00 Crores are redeemable at par on the expiry of 365 days from the date of allotment; i.e. July, 2001. (xxxi) 10.80% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 Crores are redeemable at par on the expiry of 364 days from the date of allotment; i.e. July, 2001. (xxxii) 11.00% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. July, 2003. (xxxiii) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 155.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. September, 2005. (xxxiv) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 60.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. October, 2003. (xxxv) 10.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. January, 2004. (xxxvi) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 10.00 Crores are redeemable at par on the expiry of 180 days from the date of allotment; i.e. July, 2001.

2. (a) Term loan referred to in B(2) (a) above to the extent of Rs. 3.41 Crores are secured on all the properties situated at Hazira, District Surat in the State of Gujarat and Patalganga, District Raigad in the State of Maharashtra.

   (b) Term loan referred to in B(2) (b) above to the extent of Rs. 65.25 Crores are secured / to be secured only on the dwelling units constructed/to be constructed for the employees of the Company.

3. The charges created on the Debentures referred to in Note 1(a) and Term Loan referred to in 2(a) above shall rank pari passu, inter se and charges created on the Debentures referred to in Note 1(b), shall rank pari passu, inter se.

4. Working Capital Loans from Banks referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

5. Secured Loans include loans of Rs. 73.38 Crores and Debentures of Rs. 236.17 Crores repayable / redeemable at par within one year.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in Crores)

	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.	As at 31st March, 2000 Rs.
A. Long Term				
i) From Banks	1,611.84		778.37	
ii) From Others	4,355.55		4,753.76	
		5,967.39		5,532.13
B. Short Term				
From Banks		100.00		–
		6,067.39		5,532.13

Note : Short Term Loans raised by issue of commercial paper and outstanding at year end Rs. NIL (Previous Year Rs. NIL) (Maximum amount outstanding at any time during the year Rs. 56.30 Crores.)

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in Crores)

	Gross Block				Depreciation				Net Block	
Description	As At 1-4-2000 Rs.	Additions/ Adj. Rs.	Deductions/ Adj. Rs.	**As at 31-3-2001 Rs.**	Upto 1-4-2000 Rs.	For the Year Rs.	Deductions Rs.	**Upto 31-3-2001 Rs.**	**As At 31-3-2001 Rs.**	As At 31-3-2000 Rs.
Leasehold Land	59.20	–	6.37	**52.83**	3.26	0.51	–	**3.77**	**49.06**	55.94
Freehold Land	24.22	18.77	–	**42.99**	–	–	–	–	**42.99**	24.22
Development Rights/ Producing Properties	945.77	87.70	–	**1,033.47**	111.76	66.76	–	**178.52**	**854.95**	834.01
Buildings	1,456.18	43.32	0.05	**1,499.45**	140.32	275.82	0.01	**416.13**	**1,083.32**	1,315.86
Plant and Machinery	20,381.52	755.64	3.72	**21,133.44**	8,531.57	1,975.23	2.09	**10,504.71**	**10,628.73**	11,849.95
Electrical Installation	678.80	23.38	0.10	**702.08**	117.63	156.02	0.04	**273.61**	**428.47**	561.17
Factory Equipments	247.72	71.68	0.63	**318.77**	50.61	74.54	0.12	**125.03**	**193.74**	197.11
Furniture and Fixtures	81.28	41.33	2.10	**120.51**	31.49	23.07	1.27	**53.29**	**67.22**	49.79
Vehicles	82.78	10.25	14.06	**78.97**	23.64	32.12	5.73	**50.03**	**28.94**	59.14
Ships	213.31	–	–	**213.31**	141.77	10.17	–	**151.94**	**61.37**	71.54
Aircrafts	46.92	–	–	**46.92**	22.76	3.90	–	**26.66**	**20.26**	24.16
Jetties	113.25	–	–	**113.25**	39.25	18.59	–	**57.84**	**55.41**	74.00
Total	24,330.95	1,052.07	27.03	**25,355.99**	9,214.06	2,636.73	9.26	**11,841.53***	**13,514.46**	15,116.89
Previous Year	18,650.33	5,720.76	40.14	24,330.95	6,691.93	2,533.59	11.46	9,214.06	15,116.89	
Capital Work-in-Progress									**512.38**	331.42

NOTES :

a) Leasehold Land includes Rs. 0.11 Crores in respect of which lease-deeds are pending execution.

b) Buildings include cost of shares in Co-operative Societies Rs. 0.01 Crores (Previous Year Rs. 0.01 Crores).

c) Capital Work-in-Progress includes :

(i) Rs.6.52 Crores on account of Pre-operative Expenses (Previous Year Rs. 8.73 Crores).

(ii) Rs.160.23 Crores on account of cost of construction materials at site (Previous Year Rs. 100.80 Crores).

(iii) Rs. 29.23 Crores on account of advance against Capital Expenditure (Previous Year Rs. 78.62 Crores).

d) Additions and Capital Work-in-Progress include Rs. 551.42 Crores on account of exchange difference during the year (Previous Year Rs. 214.13 Crores)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2770.78 Crores being the amount added on revaluation of Plant and Machinery as at 01-04-1997.

* Refer to Note 3(a) and 3 (b), Schedule 'O'.

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

INVESTMENTS		As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.	(Rs. in Crores) As at 31st March, 2000 Rs.	As at 31st March, 2000 Rs.
A. LONG TERM INVESTMENTS					
Government and other securities					
Unquoted					
	Indira Vikas Patra	**0.51**		0.51	
	Kisan Vikas Patra (Deposited with Sales Tax Dept.) (Rs. 20,000; Previous Year Rs. 20,000)	–		–	
			0.51		0.51
Trade Investments					
In Equity Shares					
Quoted, fully paid up					
6,01,23,886 (6,01,08,033)	Reliance Capital Ltd. of Rs. 10 each	**486.25**		487.85	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Ltd. of Rs. 10 each	**16.58**		16.58	
127,25,89,200 (111,23,37,100)	Reliance Petroleum Ltd. of Rs. 10 each (Company under the same management)	**2,638.37***		2,157.62	
		3,141.20		2,662.05	
Unquoted, fully paid up					
60 (60)	New Piece Goods Bazar Co. Ltd. of Rs.100 each, (Rs. 17,000; Previous Year Rs. 17,000)	–		–	
5 (5)	Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops and Warehouse Society Ltd. of Rs. 200 each, (Rs. 1,000; Previous Year Rs. 1,000)	–		–	
165 (165)	The Art Silk Co-operative Society Ltd. of Rs.100 each, (Rs.16,500; Previous Year Rs. 16,500)	–		–	
20 (20)	The Bombay Market Art Silk Co-operative (Shops and Warehouses) Society Ltd., of Rs.200 each, (Rs. 4,000; Previous Year Rs. 4,000)	–		–	
15 (15)	Pandesara Industrial Co-operative Society Ltd. of Rs.100 each (Rs.1,500; Previous Year Rs. 1,500)	–		–	
11,08,500 (11,08,500)	Reliance Europe Ltd. of Sterling Pound 1 each	**3.93**		3.93	
300 (300)	Reliance Petroproducts Private Ltd. of Rs.10 each (Rs. 3,000; Previous Year Rs. 3,000)	–		–	
800 (800)	Reliance Global Trading Private Ltd. of Rs.10 each (Rs. 8,000; Previous Year Rs. 8,000)	–		–	
51,02,080 (51,02,080)	Reliance Telecom Limited of Rs. 10 each	**5.10**		5.10	
2,50,00,000 (–)	Reliance Communications Private Ltd. of Rs. 10 each (Company under the same management)	**25.00**		–	
		34.03		9.03	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

INVESTMENTS

(Rs. in Crores)

		As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
Unquoted, partly paid up					
225 (225)	Crimpers Industrial Co-operative Society Ltd. of Rs. 100 each Rs. 25 paid up (Rs. 5,625; Previous Year Rs. 5,625)	–		–	
182 (1,000)	Reliance Petroproducts Private Ltd. of Rs. 10 each Rs. 2.50 paid up (Rs. 455; Previous Year Rs. 2,500)	–		–	
226 (1,250)	Reliance Global Trading Private Ltd. of Rs.10 each Rs. 2.50 paid up (Rs. 565; Previous Year Rs. 3,125)	–		–	
		–		–	
In Preference Shares					
Unquoted, fully paid up					
86,00,000 (86,00,000)	6% Cumulative Redeemable Preference Shares of Reliance Enterprises Limited, of Rs. 100 each	**86.00**		86.00	
1,08,00,000 (1,08,00,000)	14% Cumulative Redeemable Preference Shares of Reliance Ports and Terminals Ltd., of Rs. 100 each	**108.00**		108.00	
37,50,000 (37,50,000)	14% Cumulative Redeemable Preference Shares of Reliance Utilities and Power Limited, of Rs. 100 each	**37.50**		37.50	
2,18,90,000 (–)	14% Cumulative Redeemable Preference Shares of Reliance Salgaocar Power Ltd., of Rs. 10 each	**21.89**		–	
12,69,000 (–)	9% Cumulative Redeemable Preference Shares of Goa Trading Private Ltd., of Rs. 100 each	**12.69**		–	
		266.08		231.50	
In Warrant Equity Shares					
Quoted, partly paid up					
– (16,02,52,100)	Warrant Equity Shares 2000 of Reliance Petroleum Ltd. of Rs. 10 each, Rs. 3 paid-up (Company under the same management)	–*		48.08	
16,02,52,100 (16,02,52,100)	Warrant Equity Shares 2001 of Reliance Petroleum Ltd. of Rs. 10 each, Rs. 3 paid-up (Company under the same management)	**48.08**		48.08	
		48.08		96.16	
In Debentures					
Unquoted, fully paid up					
6,40,140 (–)	Deep Discount Bonds of Reliance Infocom Ltd. of Maturity Value of Rs. 1,00,000 each (Company under the same management)	**1,600.02**		–	
1,60,260 (–)	Deep Discount Bonds of Reliance Power Ltd. of Maturity Value of Rs. 1,00,000 each	**400.01**		–	
		2,000.03		–	
			5,489.42		2,998.74

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

INVESTMENTS

(Rs. in Crores)

		As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.	As at 31st March, 2000 Rs.
In Equity Shares of Subsidiary Companies					
Unquoted, fully paid up					
2,10,070 (2,10,070)	Vimal Fabrics Ltd. of Rs. 10 each (Erstwhile Devti Fabrics Limited)	**0.21**		0.21	
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Ltd. of Rs. 10 each	**147.50**		147.50	
20,20,000 (20,20,000)	Reliance Ventures Ltd. of Rs. 10 each	**2.02**		2.02	
20,20,000 (-)	Reliance Power Ventures Ltd. of Rs. 10 each	**2.02**		-	
10,20,00,700 (-)	Reliance General Insurance Company Ltd. of Rs. 10 each	**102.00**		-	
20,00,700 (-)	Reliance Life Insurance Company Ltd. of Rs. 10 each	**2.00**		-	
11,120 (-)	Reliance Infocom BV of 100 EURO each	**4.48**		-	
	Reliance Technologies LLC	**16.40** #		-	
		276.63		149.73	
In Debentures of Subsidiary Companies					
Unquoted, fully paid up					
8,83,143 (8,83,143)	Zero Coupon Optionally Convertible Unsecured Debentures of Reliance Industrial Investments and Holdings Ltd. of Rs. 5,000 each	**441.58**		441.58	
2,79,90,000 (2,79,90,000)	8.25% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Ltd. of Rs. 100 each	**279.90** @		279.90	
		721.48		721.48	
			998.11		871.21
Other Investments					
In Equity Shares					
Quoted, fully paid up					
15,51,549 (15,51,549)	BSES Ltd. of Rs. 10 each	**33.73**		33.73	
71,67,781 (9,52,347)	Larsen and Toubro Ltd. of Rs. 10 each	**163.95**		28.37	
		197.68		62.10	
Unquoted, fully paid up					
1,000 (1,000)	Air Control and Chemical Engineering Co. Ltd. of Rs. 100 each	**0.01**		0.01	
			197.69		62.11
	TOTAL (A)		**6,685.73**		3,932.57

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

INVESTMENTS

(Rs. in Crores)

		As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
B. CURRENT INVESTMENTS					
Other Investments					
In Units					
Quoted					
1,61,100 (1,61,100)	SBI Magnum Multiplier Plus 1993 units of Rs. 10 each	0.16		0.16	
85,600 (85,600)	Units of Unit Scheme 1964, Unit Trust of India of Rs. 10 each (Deposited with Mumbai Port Trust)	0.13		0.13	
		0.29		0.29	
Unquoted					
2,78,49,807 (-)	Reliance Income Fund - Growth Plan of Rs. 10 each	40.09		-	
- (78,25,116)	Reliance Capital Vision Fund Units of Rs. 10 each	-		7.83	
- (10,00,000)	Reliance Capital Growth Fund Units of Rs. 10 each	-		1.00	
		40.09		8.83	
In Investment Management Account					
	With Union Bank of Switzerland	-		2,081.86	
	With Credit Suisse	-		43.01	
		-		2,124.87	
	TOTAL (B)		40.38		2,133.99
	TOTAL (A+B)		6,726.11		6,066.56

INVESTMENTS

(Rs. in Crores)

AGGREGATE VALUE OF	As at 31st March, 2001 Book Value Rs.	Market Value Rs.	As at 31st March, 2000 Book Value Rs.	Market Value Rs.
Quoted Investments	3,387.25	7,084.05	2,820.60	8,689.71
Unquoted Investments	3,338.86	–	3,245.96	–

Movements during the year Purchased and Sold	**Face Value Rs.**	**Nos. (In Crores)**	**Cost (Rs. in Crores)**
Mutual Fund Units			
Reliance Liquid Fund (Treasury Plan)	10.00	103.07	1,244.50
Reliance Liquid Fund (Serial Plan)	10.00	23.65	238.95
Reliance Income Fund	10.00	0.69	9.91

	Face Value Rs.	**Nos.**	**Cost (Rs. in Crores)**
Debentures			
IDBI Bonds	10,000.00	100	0.10
Equity Shares			
Larsen and Toubro Ltd.	10.00	49,773	1.07
Reliance Capital Ltd.	10.00	1,320	0.01

* The Company's investment in Reliance Petroleum Ltd., a Company under the same management is towards promoters contribution. During the year the company has received 16,02,52,100 equity shares on exercise of warrants The Company has given an undertaking to financial institutions not to dispose off 32,00,37,700 shares till the loans granted by them to Reliance Petroleum Ltd. are outstanding.

Investment in Reliance Technologies LLC of Rs. 16.40 Crores represents 90% Membership Interest.

@ Interest on Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Ltd. has been changed from 0% to 8.25% with effect from 1st April, 2000.

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

CURRENT ASSETS	As at 31st March, 2001 Rs.	Rs.	(Rs. in Crores) As at 31st March, 2000 Rs.	Rs.
INTEREST ACCRUED ON INVESTMENTS		**85.13**		47.48
INVENTORIES				
Stores, Chemicals and Packing Materials	**720.12**		642.62	
Raw Materials	**378.56**		297.35	
Stock-in-Process	**177.74**		96.09	
Finished Goods	**1,023.43**		787.14	
		2,299.85		1,823.20
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	**129.40**		61.01	
Considered doubtful	**56.80**		62.59	
	186.20		123.60	
Less : Provision for doubtful debts	**56.80**		62.59	
	129.40		61.01	
Others, considered good	**1,004.77**		781.45	
		1,134.17		842.46
CASH AND BANK BALANCES				
Cash on hand	**1.30**		1.00	
Balance with Banks				
In Current Accounts with Scheduled Banks	**66.90**		41.37	
In Fixed Deposit Accounts:				
With Scheduled Banks	**32.43**		29.30	
With Others *	**-**		1,009.88	
		100.63		1,081.55
		3,619.78		3,794.69

\# Sundry Debtors include Rs 219.49 Crores from Reliance Infocom Limited a Company under the same management which includes Rs 22.07 Crores outstanding for more than 6 months.

* Represent deposits of

a) Rs. NIL with Union Bank of Switzerland (Previous year Rs. 672.84 Crores) (Maximum amount outstanding at any time during the year Rs. 672.84 Crores.)

b) Rs. NIL with Credit Suisse (Previous year Rs. 337.04 Crores) (Maximum amount outstanding at any time during the year Rs.337.04 Crores.)

SCHEDULE 'H'

LOANS AND ADVANCES	As at 31st March, 2001 Rs.	Rs.	(Rs. in Crores) As at 31st March, 2000 Rs.	Rs.
UNSECURED - (CONSIDERED GOOD)				
Loans to subsidiary companies		**2,922.58**		2,411.16
Advances recoverable in cash or in kind or for value to be received		**1,863.99**		1,221.45
Deposits		**572.74**		297.91
Balance with Customs, Central Excise Authorities, etc.		**143.42**		128.74
		5,502.73		4,059.26

Advances includes:

(i) Rs 0.21 Crores to Officers (Maximum amount outstanding at any time during the year Rs 0.21 Crores)

(ii) Rs. 99.21 Crores towards Shares / Debentures Application money pending allotment. (Previous Year Rs 165.41 Crores)

(iii) Rs 10.00 Crores towards Equity Share Application money pending allotment and Rs 28.70 Crores towards Debenture Application money pending allotment to Reliance Infocom Limited; a Company under the same management.

(iv) Rs 2.54 Crores towards Debenture Application money pending allotment to Reliance Communications Private Limited, a Company under the same management.

(v) Rs 17.93 Crores towards Material on Loan to Reliance Petroleum Limited, a Company under the same management.

Schedules forming part of the Balance Sheet

SCHEDULE 'I'

(Rs.in Crores)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
CURRENT LIABILITIES				
Sundry Creditors	3,859.22 *		2,959.29 *	
Interim Dividend	–		384.65	
Unclaimed Dividend	28.58		21.65	
Interest accrued but not due on loans	223.00		234.44	
		4,110.80		3,600.03
PROVISIONS				
Provision for Wealth Tax	17.85		13.35	
Provision for Income Tax	330.55		195.55	
Provision for Leave Encashment	21.57		14.59	
Proposed Dividend	447.85		–	
Tax on Dividend	45.68		42.31	
		863.50		265.80
		4,974.30		3,865.83

* Includes for capital expenditure Rs 104.72 Crores.(Previous Year Rs 372.43 Crores), acceptances of Rs NIL (Previous Year Rs 5.33 Crores) and Rs 4.72 Crores (Previous Year Rs 1.82 Crores) due to small scale industrial undertakings, listed below, exceeding Rs 1 lakh, each outstanding for more than 30 days, within the agreed terms:

Accurate Paper Tube, Aditya Forge Ltd, Agencies(India)Corporation, Aico Agencies Pvt. Ltd.,Aksh India Ltd, Ambica Textiles, Anil Industrial Components, Associated Chemicals, Associated Products, Bhandari Industries, Bilimoria (India), CEAG Flameproof Control Gear Pvt Ltd, Colloids India, Elite Printers, Fibro Chemicals, Fibrochem Industries, Fine Flow Plastic Industries, Fourwents Engineering Co.,Geecy Engineering Pvt Ltd, Globe Electrical Industries, Harisidh Engineering Works, Hi-Tech Paper Products, Horizon Offset, Interlabels Industries, IPSA Chemicals Pvt.Ltd., J.B.Industries, Lee Marketing (India), Nec Containers Pvt Ltd, R D Brothers, PITICO Chemicals, Pooja Paper crafts Reliable Art Printery, Reliance Industrial Products, Riddhi Forms Pvt Ltd, S.Kumar Industries Ltd, Sarex International, Sarex Overseas, Shiv Ganga Paper Converters (P) Ltd, Shree Krishna Packaging, Shree Ram Engineers, Sukhvir Engineering Works, Tex Tube Mfg Co, Universal Wire Industries, Valia Enterprises.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in Crores)

OTHER INCOME	2000-2001 Rs.	Rs.	1999-2000 Rs.	Rs.
Dividends :				
From Current Investments	0.01		0.01	
From Long Term Investments	20.10		20.74	
		20.11		20.75
Interest Received :				
From Current Investments	132.18		472.09	
From Long Term Investments	28.49		87.44	
From Others	40.90		35.15	
		201.57		594.68
[Tax Deducted at source Rs. 5.17 Crores; (Previous Year Rs. 0.69 Crore)]				
Profit on Sale of Long Term Investments (net)		0.28		55.96
Profit on Sale of Current Investments (net)		13.41		2.73
Profit on Sale of Assets		0.41		0.42
Miscellaneous Income		146.85		12.76
		382.63		687.30

Schedules forming part of the Profit and Loss Account

SCHEDULE 'K'

VARIATION IN STOCKS	2000-2001 Rs.	Rs.	(Rs. in Crores) 1999-2000 Rs.	Rs.
STOCK-IN-TRADE (at close)				
Finished goods	1,023.43		787.14	
Stock-in-process	177.74		96.09	
		1,201.17		883.23
STOCK-IN-TRADE (at commencement)				
Finished goods	787.14		486.98	
Stock-in-process	96.09		52.57	
		883.23		539.55
		317.94		343.68

SCHEDULE 'L'

MANUFACTURING AND OTHER EXPENSES	2000-2001 Rs.	Rs.	(Rs. in Crores) 1999-2000 Rs.	Rs.
RAW MATERIALS CONSUMED		9,430.09		6,642.44
INTER-DIVISIONAL TRANSFERS		4,984.08		4,454.23
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	806.15		789.95	
Electric Power, Fuel and Water	987.86		439.54	
Machinery Repairs	70.78		49.02	
Building Repairs	22.22		19.96	
Labour, Processing and Machinery Hire Charges	114.81		199.69	
Excise Duty	2,578.91		2,451.53	
Lease Rent	31.26		37.83	
Exchange Differences (Net)	(594.16)*		(289.26)	
		4,017.83		3,698.26
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages and Bonus	335.33		281.33	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	46.42		36.17	
Employee's Welfare and other amenities	59.32		57.30	
		441.07		374.80
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	37.23		41.16	
Brokerage, Discount and Commission	328.55		100.28	
Warehousing and Distribution Expenses	388.39		226.61	
Sales Tax	7.61		8.31	
		761.78		376.36
ESTABLISHMENT EXPENSES				
Insurance	38.87		48.56	
Rent	27.92		28.45	
Rates and Taxes	115.59		85.17	
Other Repairs	32.17		27.37	
Travelling Expenses	35.74		25.53	
Payment to Auditors	2.56		2.15	
Professional Fees	128.67		123.49	
Loss on Sale of Discarded Assets	2.80		7.50	
General Expenses	158.68		183.76	
Wealth Tax	4.50		4.00	
Charity and Donations	30.39		21.55	
		577.89		557.53
		20,212.74		16,103.62
Less : Pre-operative Expenses of Projects Under Commissioning (net)		1.30		3.87
		20,211.44		16,099.75

*** Includes Rs. 546.63 Crores on account of repatriation of foreign currency monetary assets.**

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'

INTEREST

(Rs. in Crores)

	2000-2001		1999-2000	
	Rs.	Rs.	Rs.	Rs.
Debentures		**918.97**		794.73
Fixed Loans		**166.99**		156.99
Others		**130.03**		56.28
		1,215.99		1,008.00

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

a. The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956, as adopted consistently by the company, except for certain fixed assets which have been revalued.

b. The company generally follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

B. Use of Estimates

The presentation of financial statements in conformity with the generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

C. Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat and includes amounts added on revaluation, less accumulated depreciation. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to borrowings attributable to the fixed assets are capitalised.

D. Depreciation

Depreciation on fixed assets is provided on written down value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except: on the assets situated at Jamnagar, which is under straight line method; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets, depreciation has been provided as aforesaid over the residual life of the respective plants; on development rights and producing properties, depreciation has been provided in proportion of Oil and Gas Production achieved; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement, so however that the aggregate depreciation provided to date is not less than the aggregate rebate availed by the company; on revalued assets depreciation has been charged over the residual life of the assets.

E. Foreign Currency Transactions

a. Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b. Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are translated at year end rates and those covered by forward exchange contracts are translated at the rate ruling on the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognised over the life of the contract.

c. Non monetary foreign currency items are carried at cost.

d. Branch income and expenses are translated at average rate. Branch monetary assets and liabilities are translated at year-end rates. Non monetary items are translated at the rates on the date of transaction.

e. Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

F. Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

G. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprise of all cost of purchase, cost of conversion and other cost incurred in bringing the inventory to their present location and condition. Cost of stores and spares, raw materials, process chemicals, packing materials, trading and other products is determined on weighted average basis. By products are valued at net realisable value. Cost of work in progress and finished stock is determined on absorption costing method.

H. Sales

Sales include inter-divisional transfers and sales during trial run; adjusted for discounts (net).

I. Excise Duty

Excise Duty has been accounted on the basis of both payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses.

J. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit at the time of retirement are charged to Profit and Loss Account on the basis of actuarial valuation.

K. Research and Development Expenses

Expenditure relating to capital items is debited to fixed assets and depreciated at applicable rates. Revenue expenditure is charged to Profit and Loss Account of the year in which they are incurred.

L. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

M. Leases

Lease rentals are expensed with reference to lease terms and other considerations, except for rentals pertaining to the period up to the date of commissioning of the assets, which are capitalised.

N. Accounting for Oil and Gas Activity

Assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the company's financial statements, according to the participating interest of the company in respect of the un-incorporated joint ventures.

O. Issue Expenses

Issue Expenses pertaining to the projects are capitalised.

Notes on Accounts

SCHEDULE 'O'

1. (a) The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

   (b) Figures have been presented in 'Crores' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs. 50,000 have been shown at actuals in brackets.

2. Sales include Inter divisional transfers of Rs. 4,984.08 Crores (Previous Year Rs. 4,454.23 Crores).

3. (a) The Company has changed the method of depreciation from straight line method to written down value method with effect from 1-4-2000, for Cracker and Aromatic plants at Hazira on account of technological advancements and obsolescence and for buildings, electrical installations, factory equipment, furniture and fixtures and vehicles, other than those situated at Jamnagar to provide for timely replacement.

   In compliance with the Accounting Standards (AS6) issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning of these plants at WDV rates applicable to those years. Consequent to this, there is an additional charge for depreciation during the year of Rs.835.03 Crores due to the said change which relates to the previous years and an equivalent amount has been withdrawn from General Reserve and credited to the Profit & Loss Account.

   Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs 163.20 Crores, excluding the charge relating to the previous years.

   Consequently, the Net Block of Fixed Assets and Reserves and Surplus are lower by Rs. 998.23 Crores.

   (b) The Gross Block of Fixed Assets include Rs 2770.78 Crores (Previous Year Rs 2771.06 Crores) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs 236.59 Crores (Previous Year Rs 374.06 Crores) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

4. The income on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss account of subsequent accounting period aggregate to Rs. 0.83 Crores. (Previous year Rs NIL)

5. Due to the Gujarat earthquake on 26-01-2001, the Company has made insurance claims for loss of revenue, increased cost of working and other like losses. Pending settlement of the claims, additional operating cost of Rs 13.81 Crores has been charged under the respective heads of expense in the Profit and Loss Account. Further necessary adjustment will be made in the year when the claim is settled.

6. Miscellaneous Income includes Rs 98.11 Crores being Discount received on Redemption of Debentures and an equivalent amount has been transferred to Capital Reserve.

Notes on Accounts

SCHEDULE 'O' (Contd.)

7. (a) Auditors' Remuneration :

	2000-2001	(Rs. in Crores) 1999-2000
i) Audit Fees	**1.16**	1.00
ii) Tax Audit Fees	**0.47**	0.40
iii) For Certification and Consultation in finance and tax matters	**0.68**	0.65
iv) Expenses reimbursed	**0.21**	0.10
	2.52	2.15
(b) Cost Audit Fees	**0.04**	0.03

8. Managerial Remuneration :

	2000-2001	(Rs. in Crores) 1999-2000
i) Salaries	**2.35**	2.61
ii) Perquisites	**2.04**	0.99
iii) Commission	**22.69**	11.78
	27.08	15.38
iv) Contribution to Provident Fund and Superannuation Fund	**0.59**	0.45
v) Provision for Gratuity	**0.10**	0.58
	27.77	16.41

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956.

(Rs. in Crores)

	2000-2001		1999-2000	
	Rs.	Rs.	Rs.	Rs.
Profit before Taxation		**2780.62**		2460.25
Add: Depreciation as per accounts	**2,636.73**		2,533.59	
Less: Transfer from General Reserve	**1,071.62**	**1,565.11**	1,255.23	1,278.36
Add: Provision for Doubtful Debts / (Written Back)		**(5.80)**		18.24
Loss on Sale of Assets		**2.80**		7.50
Managerial Remuneration		**27.08**		15.38
		4,369.81		3779.73
Less: Depreciation as per the Companies Act, 1956		**1,565.11**		1,670.10
Discount received on Redemption of Debentures		**98.11**		–
Profit on Sale of Assets		**0.41**		0.42
Profit on Sale of Investments		**13.69**		58.69
Net Profit for the year		**2,692.49**		2050.52
Salaries, Perquisites and Commission @ 1.00 % of the above.		**26.92**		15.38
Less: Salaries and Perquisites of Directors eligible for commission		**4.23**		3.60
Balance commission		**22.69**		11.78

9. A sum of Rs. 3.01 Crores (net debit) (Previous Year Rs. 0.07 crore (net debit)) is adjusted to General Expenses representing Net Prior Period Items.

10. The income-tax assessments of the Company have been completed up to Assessment Year 1998-99. The total demand raised by the Income-Tax Department up to the said Assessment Year is Rs. 471.64 Crores, which is disputed. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and hence the reserves created in the past would be adequate enough to meet the liabilities, if any, in respect of disputed matters which are pending in appeals. Provision for Taxation for the current year has been made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

Notes on Accounts

SCHEDULE 'O' (Contd.)

11. The company has an investment of Rs.0.21 crore in the Share Capital, loan of Rs. 12.16 Crores in Vimal Fabrics Ltd. (VFL) (erstwhile Devti Fabrics Limited), a wholly owned subsidiary company. The losses of VFL exceed its paid-up Capital and Reserves as on 31st March 2001. In view of the long-term involvement of the company in the said company, no provision has been made in the accounts for the probable loss that may arise.

12. Fixed assets taken on lease amount to Rs.344.66 Crores. (Previous year Rs. 434.22 Crores). Future obligations towards lease rentals under the lease agreements as on 31st March 2001 amount to Rs.38.78 Crores. (Previous year Rs. 54.20 Crores)

13. **PRE-OPERATIVE EXPENSES**

(In respect of Projects up to 31st March 2001, to be capitalised.) (Rs. in Crores)

		2000-2001		1999-2000
	Rs.	**Rs.**	Rs.	Rs.
Opening Balance		**8.73**		558.98
Add : Pre-operative expenditure transferred from Profit and Loss Account	**1.30**		3.87	
Lease Expenses and Hire Charges	**-**		7.49	
Interest Capitalised	**12.57**	**13.87**	267.52	278.88
		22.60		837.86
Less : Pre-operative Expenses capitalised during the year		**16.08**		829.13
Closing Balance		**6.52**		8.73

14. **CONTINGENT LIABILITIES**

(Rs. in Crores)

	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
(a) Estimated amount of contracts remaining to be executed on capital accounts and not provided for	**221.43**	63.92
(b) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of Credit	**244.75**	150.34
(c) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties	**861.40**	203.38
(d) Liability in respect of bills discounted with Banks	**312.81**	370.74
(e) Uncalled liability on partly paid Shares/Warrant Equity Shares	**432.68**	865.36
(f) Claims against the company/disputed liabilities not acknowledged as debts	**386.97**	110.75
(g) Sales tax deferral liability assigned	**235.27**	235.27

Notes on Accounts

SCHEDULE 'O' (Contd.)

15. **LICENSED AND INSTALLED CAPACITY**
(As certified by the Management)

	UNIT	Licensed Capacity 2000-2001	Licensed Capacity 1999-2000	Installed Capacity 2000-2001	Installed Capacity 1999-2000
(a) (i) Ethylene	M.T.	**1,550,000**	1,550,000	**750,000**	750,000
(ii) Propylene	M.T.	**755,000**	755,000	**365,000**	365,000
(iii) Benzene	M.T.	**291,000**	291,000	**291,000**	291,000
(iv) Butadiene and Other C4s	M.T.	**465,000**	465,000	**225,000**	225,000
(v) Toluene	M.T.	**197,000**	197,000	**197,000**	197,000
(vi) Xylene	M.T.	**165,000**	165,000	**165,000**	165,000
(b) Purified Terepthalic Acid	M.T.	**N.A.**	N.A.	**975,000**	975,000
(c) Polypropylene	M.T.	**N.A.**	N.A.	**960,000**	960,000
(d) Poly Vinyl Chloride	M.T.	**N.A.**	N.A.	**270,000**	270,000
(e) Polyester Staple Fibre/Polyester Chips	M.T.	**N.A.**	N.A.	**235,000**	235,000
(f) High/Linear Low Density Polyethylene (Swing Plant)	M.T.	**N.A.**	N.A.	**320,000**	320,000
(g) Polyester Filament Yarn/Polyester Chips	M.T.	**N.A.**	N.A.	**152,300+**	152,300+
(h) (i) Mono Ethylene Glycol	M.T.	**600,000**	600,000	**300,000**	300,000
(ii) Higher Ethylene Glycol	M.T.	**75,000**	75,000	**37,500**	37,500
(iii) Ethylene Oxide	M.T.	**75,000**	75,000	**50,000**	50,000
(i) Linear Alkyl Benzene	M.T.	**N.A.**	N.A.	**100,000**	100,000
(j) Man-made Fibre Spun Yarn on worsted system (spindles)	Nos.	**N.A.**	N.A.	**24,094**	24,094
(k) Man-made Fibre on cotton system (spindles)	Nos.	**N.A.**	N.A.	**23,040**	23,040
(l) (i) Man-made Fabrics (Looms)	Nos.	**N.A.**	N.A.	**603**	607
(ii) Knitting M/c	Nos.	**22**	22	**20**	20
(m) (i) Chlorine	M.T.	**708,800**	708,800	**–**	–
(ii) Caustic Soda	M.T.	**800,000**	800,000	**–**	–
(iii) Hydrogen	M.T.	**20,160**	20,160	**–**	–
(n) (i) Paraxylene	M.T.	**1,646,000**	1,646,000	**1,646,000**	1,646,000
(ii) Orthoxylene	M.T.	**150,000**	150,000	**150,000**	150,000
(o) LDPE	M.T.	**150,000**	150,000	**–**	–
(p) Poly Ethylene Terephthalate	M.T.	**N.A.**	N.A.	**80,000**	80,000
(q) Polyester Staple Fibre Fill	M.T.	**N.A.**	N.A.	**30,000**	30,000
(r) High Density Polyethylene Pipes	M.T.	**N.A.**	–	**80,000**	–

N.A. - Delicensed vide notification No 477(E) dated 27th July 1991 and press note No 1 (1998 series) dated 8th June 1998

\+ Includes 32,300 MT based on average Denier of 40

Notes on Accounts

SCHEDULE 'O' (Contd.)

16. The Department of Company Affairs, Government of India vide its Order No. 46/59/2001/CL-III dated April 26, 2001 issued under Section 211 (4) of the Companies Act, 1956 has exempted the company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) and 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

17. **PRODUCTION MEANT FOR SALE**

Products	**Unit**	**2000-2001**	1999-2000
Fabrics	Meters in lacs	**330.62**	309.62
Polyester Filament Yarn	MT	**2,35,575**	2,43,755
PET	MT	**70,680**	73,786
Polyester Staple Fibre	MT	**3,02,429**	3,13,129
Fibre Fill	MT	**16,313**	17,367
PTA	MT	**6,03,466**	6,06,023
LAB	MT	**1,10,164**	1,12,608
Normal Paraffin	MT	**11,866**	2,133
Ethylene Glycol	MT	**2,19,370**	2,08,282
PVC	MT	**2,87,359**	2,89,848
Ethylene	MT	**27,763**	40,362
Paraxylene	MT	**11,49,608**	5,00,220
Propylene	MT	**5,025**	–
Benzene	MT	**2,06,904**	1,88,267
Xylene	MT	**26,737**	28,583
Orthoxylene	MT	**1,10,196**	38,978
Toluene	MT	**68,963**	58,645
PE	MT	**3,59,927**	3,82,218
PP	MT	**8,17,630**	6,19,397
Crude Oil	MT	**4,10,887**	3,42,138
Gas	BBTU	**27,840**	30,780

18. **VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF**

(Rs in Crores)

	2000-2001	1999-2000
Raw Materials	**3,407.85**	2,410.05
Stores & Spares, Dyes and Chemicals	**395.06**	313.06
Capital Goods	**47.73**	114.40

19. **EXPENDITURE IN FOREIGN CURRENCY**

(Rs in Crores)

	2000-2001	1999-2000
Interest on Foreign Currency Loans	**553.86**	488.69
Interest on Debentures held by Non residents on repatriation basis (Gross)	**-**	0.01
Technical Know-how and Engineering Fees	**110.84**	472.92
Oil and Gas Activity	**112.55**	133.84
Other Matters	**74.25**	71.81

Notes on Accounts

SCHEDULE 'O' (Contd.)

20. **VALUE OF RAW MATERIALS CONSUMED**

	2000-2001		1999-2000	
	Rs in Crores	**% of Consumption**	Rs in Crores	% of Consumption
Imported	**3,709.88**	**39.34**	2,772.61	41.74
Indigenous	**5,720.21**	**60.66**	3,869.83	58.26
	9,430.09	**100.00**	6,642.44	100.00

21. **VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED**

	2000-2001		1999-2000	
	Rs in Crores	**% of Consumption**	Rs in Crores	% of Consumption
Imported	**374.22**	**46.42**	419.51	53.11
Indigenous	**431.93**	**53.58**	370.44	46.89
	806.15	**100.00**	789.95	100.00

22. **EARNINGS IN FOREIGN EXCHANGE**

(Rs. in Crores)

	2000-2001	1999-2000
	Rs.	Rs.
FOB Value of Exports	**4710.07**	1475.99
Interest	**141.24**	472.42
Others - Charter Hire Income	**2.97**	–

23. **EXPENDITURE ON RESEARCH AND DEVELOPMENT**

(Rs. in Crores)

	2000-2001	1999-2000
	Rs.	Rs.
Revenue Expenditure including amortisation of deferred cost and Unamortised Deferred Research and Development Expenditure	**47.68**	49.65
Capital Expenditure on Research & Development	**1.99**	–
Total	**49.67**	49.65

24. **REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND**

(Rs. in Crores)

The Company has paid Dividend in respect of shares held by Non-Residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non-Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:

	2000-2001	1999-2000
(a) Number of Non-Resident Shareholders	**27,682**	32,131
(b) Number of Equity Shares held by them	**21,23,94,239**	23,52,66,428
(c) (i) Amount of Dividend Paid (Gross) (Rs. in Crores)	**84.96**	88.22
Tax Deducted at Source Rs. Nil (Previous Year Nil)		
(ii) Year to which dividend relates	**1999-2000**	1998-99

Notes on Accounts

25. **BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE**

I. Registration Details

Registration No. :	11-19786	State Code:	11
Balance Sheet Date :	31-03-01		

II. Capital Raised during the year (Amount Rs. Crores)

Public Issue :	NIL	Rights Issue :	NIL
Bonus Issue :	NIL	Private Placement : (Preference Shares)	NIL
Conversion of Bonds :	NIL	Exercise of warrants	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. Crores)

Total Liabilities :	29875.46	Total Assets :	29875.46
Sources of Funds			
Paid-up Capital :	1053.49	Reserves and Surplus :	13711.88
Secured Loans :	4068.40	Unsecured Loans :	6067.39
Application of Funds			
Net Fixed Assets :	14026.84	Investments :	6726.11
Net Current Assets:	4148.21		

IV. Performance of Company (Amount Rs. Crores)

Turnover :	28008.25	Total Expenditure :	25928.20
Profit Before Tax :	2780.62	Profit After Tax :	2645.62
Earnings per share in Rs.	25.06	Dividend : Rs. per share	4.25

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code) :

390210.00

Product Description :

POLYPROPYLENE (PP)

Item Code No. (ITC Code) :

540242.00

Product Description :

POLYESTER FILAMENT YARN (PFY)

Item Code No. (ITC Code) :

290243.00

Product Description :

PARAXYLENE (PX)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th April, 2001

For and on behalf of the Board

D.H.Ambani - Chairman
A.D.Ambani - Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
S.Venkitaramanan, **U.Mahesh Rao** } Nominee Directors
R.H.Ambani, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
Rohit C. Shah - Vice President and Company Secretary

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

Name of Subsidiary Company	Vimal Fabrics Ltd. (formerly Devti Fabrics Ltd)	Reliance Industrial Investments and Holdings Ltd.	Reliance Ventures Ltd.	Reliance Power Ventures Ltd.
1. The financial year of the Subsidiary Companies ended on	31st March, 2001	31st March, 2001	31st March, 2001	31st March, 2001
2. Date from which they became Subsidiaries Companies	30th September, 1985	30th December, 1988	7th October, 1999	13th May, 2000
3 a. Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	2,10,070 Equity Shares of the face value of Rs.10 each fully paid-up	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up
b. Extent of interest of holding company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%
4. The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company				
a. Not dealt with in the Holding Company's accounts:				
i) For the financial year ended 31st March, 2001	(Rs.2.10 Lakhs)	Rs.26.81 Lakhs	(Rs.0.43 Lakhs)	Rs.0.84 Lakhs
ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	(Rs. 1,195.56 Lakhs)	Rs. 8,205.91 Lakhs	Rs. 0.10 Lakhs	Not applicable
b. Dealt with in Holding Company's accounts:				
i) For the financial year ended 31st March, 2001	NIL	NIL	NIL	NIL
ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	NIL	Rs. 2,673.89 Lakhs	NIL	Not applicable

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

Reliance Life Insurance Company Ltd.	Reliance General Insurance CompanyLtd.	Reliance Infocom B.V.	Reliance Infocom Inc. (See Note 2)	Reliance Technologies LLC
31st March, 2001	31st March, 2001	(See Note 1)	31st March, 2001.	31st March, 2001
22nd August, 2000	22nd August, 2000	31st December, 2000	31st December, 2000	2nd May, 2000
20,00,700 Equity Shares of the face value of Rs.10 each fully paid-up	10,20,00,700 Equity Shares of the face value of Rs.10 each fully paid-up	11,120 shares of the face value of EUR 100 each fully paid-up	100 shares aggregating to US $ 9,00,000 fully paid-up, held by Reliance Infocom B.V.	–
100%	100%	100%	100%	90%
NIL	Rs.45.08 Lakhs	Not applicable	(US $ 1,274) (Rs.59,394)	(US $ 1,768,519) (Rs. 8.24 Crores)
Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
NIL	NIL	Not applicable	NIL	NIL
Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Notes :

1. The first Statutory financial year of this Company ends on 31st December, 2001.
2. 100% subsidiary of Reliance Infocom B.V.
3. Figures in bracket represent losses.

For and on behalf of the Board

D.H.Ambani	-	Chairman
A.D.Ambani	-	Managing Director
N.R.Meswani H.R.Meswani H.S.Kohli	}	Executive Directors
S.Venkitaramanan U.Mahesh Rao	}	Nominee Directors
R.H.Ambani T.Ramesh U.Pai Y.P.Trivedi Dr.D.V.Kapur M.P.Modi	}	Directors
Rohit C. Shah	-	Vice President and Company Secretary

Mumbai
Dated: 30th April, 2001

Cash Flow Statement Annexed to the Balance Sheet for the period April 2000-March 2001

		2000-2001		(Rs. in Crores) 1999-2000
	Rs.	Rs.	Rs.	Rs.
A: CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit after tax as per Profit and Loss Account		2,645.62		2,403.25
Adjusted for :				
Net Prior Year Adjustments	3.01		0.07	
Tax Provision	135.00		57.00	
Provision for Doubtful Debts	(5.80)		18.24	
Profit/ (Loss) on Sale of Discarded Assets	2.39		7.07	
Depreciation	2,636.73		2,533.59	
Transferred from General Reserve	(1,071.62)		(1,255.23)	
Discount on Redemption of Debentures	(98.11)		–	
Effect of Exchange Rate Change	(548.23)		(331.87)	
Profit on Sale of Investments/Dividend Income	(33.81)		(79.45)	
Interest/Other Income	(201.57)		(594.67)	
Interest Expenses	1,215.99		1,008.00	
		2,033.98		1,362.75
Operating Profit before Working Capital Changes		4,679.60		3,766.00
Adjusted for :				
Trade and Other Receivables	(591.77)		(1,080.70)	
Inventories	(476.65)		(414.59)	
Trade Payables	1,271.91		(583.59)	
		203.49		(2,078.88)
Cash Generated from Operations		4,883.09		1,687.12
Net Prior Year Adjustments		(3.01)		(0.07)
Taxes Paid		(132.00)		(56.50)
Net Cash From Operating Activities		4,748.08		1,630.55
B: CASH FLOW FROM INVESTING ACTIVITIES :				
Purchase of Fixed Assets		(906.18)		(2,111.89)
Sale of Fixed Assets		15.10		21.61
Purchase of Investments		(4,292.52)		(2,998.41)
Sale of Investments		1,521.80		2,464.83
Movement in Investment Management Account		2,124.87		(1,179.68)
Movement in Loans		(1,066.51)		(1,789.38)
Interest Income		159.44		572.11
Dividend Income		20.11		20.75
Net Cash Used in Investing Activities		(2,423.89)		(5,000.06)

Cash Flow Statement Annexed to the Balance Sheet for the period April 2000-March 2001

(Rs. in Crores)

	2000-2001		1999-2000	
	Rs.	Rs.	Rs.	Rs.
C: CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from Issue of Share Capital (net)		0.67		1,129.83
Securitisation of Future Receivables		-		(965.02)
Redemption of Preference Share Capital		(292.95)		(192.12)
Proceeds from Long Term Borrowings		8,117.61		2,645.19
Repayment of Long Term Borrowings		(9,689.35)		(2,372.83)
Short Term Loans		(368.98)		631.19
Dividends Paid		(425.33)		(418.93)
Interest Paid		(1,193.67)		(1,241.95)
Effects of exchange rate change		546.89		338.10
Net Cash used in Financing Activities		(3,305.11)		(446.54)
Net Increase/(Decrease) in Cash and Cash Equivalents		(980.92)		(3,816.05)
Opening Balance of Cash and Cash Equivalents		1,081.55		4,897.60
Closing Balance of Cash and Cash Equivalents		100.63		1,081.55

For and on behalf of the Board

D.H.Ambani	- Chairman
A.D.Ambani	- Managing Director
N.R.Meswani **H.R.Meswani** **H.S.Kohli**	Executive Directors
S.Venkitaramanan **U.Mahesh Rao**	Nominee Directors
R.H.Ambani **T.Ramesh U.Pai** **Y.P.Trivedi** **Dr.D.V.Kapur** **M.P.Modi**	Directors
Rohit C. Shah	- Vice President and Company Secretary

Mumbai
Dated: 30th April, 2001

Auditors' Report

We have verified the attached Cash Flow Statement of Reliance Industries Ltd., derived from audited financial statements and the books and records maintained by the Company for the year ended 31st March, 2001 and 31st March, 2000 and found the same in agreement therewith.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th April, 2001

Profit & Loss Account under Indian GAAP, adjusted to reflect Consolidated Net Income in accordance with US GAAP

The Indian GAAP Profit and Loss Account has been adjusted to reflect Consolidated Net Income measured in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and disclosure notes relating to Indian GAAP Profit and Loss Account have already been given along with the Indian GAAP financial statements. Hence, *detailed accounting policies & disclosure notes for the Adjusted Profit & Loss Account are not given. Instead, description of differences* between Indian GAAP & US GAAP as applicable to the company, requiring adjustments to Indian GAAP Profit & Loss Account to arrive at the consolidated net income measured under US GAAP has been given. The company is not subject to reporting and disclosure requirements as per US GAAP. This disclosure has been provided as additional disclosure on voluntary basis to assist readers to understand the company's results under US GAAP.

It may, however be noted that over 88% of the revenue of the company is earned in India and therefore the accounts should be read as per Indian GAAP.

Adjusted Profit & Loss Account showing Consolidated Net Income measured in accordance with US GAAP

Year ended 31st March, 2001	Rs. (Crores)	US $ (Millions)
Gross turnover	**28,015**	**6,009**
Inter-divisional sales	(4,984)	(1,069)
Turnover from external customers	**23,031**	**4,940**
Operating costs and expenses		
Raw materials consumed	12,048	2,584
Manufacturing expenses	4,587	984
Selling and distribution expenses	762	163
Depreciation	1,393	299
General and administrative expenses	1,019	219
Total operating costs and expenses	19,809	4,249
Operating income	**3,222**	**691**
Other income (expenses)		
Foreign exchange difference - net	(100)	(21)
Interest expense	(1,220)	(262)
Interest income	178	38
Others - net	(28)	(6)
Total other income (expenses)	(1,170)	(251)
Income before income taxes	**2,052**	**440**
Income taxes (including deferred tax credits)	374	80
Gain on early extinguishment of debt (discount on early redemption of debentures)	98	21
Cumulative effect of change in method of depreciation (net of deferred taxes)	(488)	(105)
Consolidated net Income as per US GAAP	**2,036**	**436**

1 US $ = Rs 46.62

Notes to show GAAP differences:

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP.

a) Share in Income of Affiliates and Subsidiaries

Under Indian GAAP, investments in affiliates, where RIL generally owns 20% to 50%, are carried at cost. Income from such affiliates is recognized to the extent dividends are declared. Under US GAAP, investments in unconsolidated affiliates are accounted for using the equity method, whereby the investment is carried at RIL's original cost, plus its share of the net earnings, determined in accordance with US GAAP of such affiliates, less any dividends received. US GAAP requires the preparation of consolidated financial statements, whereas Indian GAAP currently has no such requirement. Accordingly, under US GAAP consolidated net income includes the revenues, expenses, gains and losses of subsidiaries determined in accordance with US GAAP on line by line basis.

b) Leases

Under Indian GAAP, no distinction is made between an operating and a capital lease. Under US GAAP, leases are classified into operating or capital, based on the underlying characteristics of the lease. Capital leases are accounted for as though the company had entered into an obligation and invested in an asset, resulting in the charge to operations being the aggregate of depreciation on the asset and interest on the outstanding obligation. For leases under Indian GAAP, the charge to operations consists of the lease rental. Adjustment has been made to reverse lease rentals charged under Indian GAAP and to charge depreciation and interest for capital leases under US GAAP.

c) Indirect Preoperative Expenses

Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalised. Under US GAAP, such indirect costs are expensed as incurred.

d) Foreign Currency

Under Indian GAAP, foreign exchange difference relating to acquisition of fixed assets is adjusted against the carrying cost of such assets. Other foreign exchange differences are recognized in profit and loss account. Under US GAAP, all gains or losses arising from foreign exchange differences are included in the determination of net income.

e) Depreciation

Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalised. Under US GAAP, such indirect costs are expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments made to fixed assets for indirect preoperative expenses and foreign currencies.

f) Deferred Income Tax

The provision for taxation under Indian GAAP is based on the estimated tax currently payable and no adjustment is currently required to be made for deferred income taxes for the future tax effects of past transactions. US GAAP requires that adjustment for such deferred income taxes be made. In calculating the deferred taxes, effect is given for change in tax laws and rates, in the period in which such changes are enacted. Changes in enacted rates and laws have resulted in a reduction of Rs 287 crores (net) in deferred income taxes for the year.

g) Issue Expenses

Under Indian GAAP debt issue expenses may be capitalised or charged to share premium. Under US GAAP, debt issue cost are amortized as an expense over the life of the debt.

h) Cumulative effect of change in accounting principle

On account of technological advancements and increasing obsolescence, the Company has changed the method of depreciation for its Cracker & Aromatics plant & machinery situated at Hazira and for buildings, electrical installations, factory equipment, furniture and fixtures and vehicles, other than those situated at Jamnagar from Straight Line to Written Down value method with effect from April 1, 2000. The new method has been applied retrospectively to plant & equipment acquisitions made in prior years.

Under Indian GAAP, consequent to this, there is an additional charge for depreciation during the year relating to previous years and an equivalent amount has been withdrawn from General Reserve and credited to Profit & Loss Account.

Under US GAAP, the cumulative effect of the change in depreciation method for previous years has reduced the consolidated net income by Rs. 488 crores (net of Rs. 319 crores in deferred income taxes) after taking into account the adjustments to fixed assets for indirect preoperative expenses and foreign currency differences. Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 163 crores, excluding the charge relating to the previous years.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
30th April, 2001

For and on behalf of the board

A.D. Ambani Managing Director

N.R. Meswani Executive Director

International Accountants' Report

To the Board of Directors
Reliance Industries Limited

We have audited the accompanying adjusted profit and loss account ("adjusted profit and loss account") showing consolidated net income measured in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for the year ended March 31, 2001 for Reliance Industries Limited ("Reliance"). The adjusted profit and loss account is prepared by incorporating the adjustments required under the US GAAP to the profit and loss account prepared under the Indian GAAP. As represented to us, Reliance has prepared the adjusted profit and loss account voluntarily to disclose the consolidated net income under the US GAAP and accounting policies and disclosures relating to the adjusted profit and loss account have not been given. This adjusted profit & loss account showing consolidated net income is the responsibility of Reliance's management. Our responsibility is to express an opinion on the consolidated net income based on our audit.

In our opinion, the adjusted profit and loss account fairly incorporates, in material respects, the adjustments required to be made to the profit and loss account prepared under the Indian GAAP to arrive at the consolidated net income in accordance with US GAAP.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

P.R.Barpande
Partner

Mumbai
30th April, 2001

Financial ratios

	2000-2001	1999-00	1998-99	1997-98	1996-97	1995-96
Profitability Ratios						
EBIDTA / total revenue (%)	19.6	22.6	21.9	21.0	21.6	21.7
Operating profit margin (%)*	18.5	20.0	18.6	19.0	19.0	19.0
PAT / total revenue (%)	9.3	11.5	11.2	12.0	14.7	16.2
Operating expenses / total revenue (%)	76.8	72.9	72.5	73.8	72.5	72.2
Establishment expenses / total revenue (%)	2.0	2.7	3.2	3.0	3.2	3.7
Employee costs / total revenue (%)	1.6	1.8	2.4	2.3	2.6	2.4
Selling Expenses / total revenue (%)	2.7	1.8	1.9	1.7	1.5	1.9
Tax / PBT (%)	4.9	2.3	1.7	3.7	3.3	-
Domestic revenue / total revenue (%)	80.2	88.1	91.5	94.9	95.6	95.6
Export revenue / total revenue (%)	18.5	8.6	4.5	2.7	1.2	1.1
Other income / total revenue (%)	1.3	3.3	4.0	2.4	3.2	3.4
Cash profit / total revenue (%)	14.8	17.5	16.9	16.9	19.2	16.5
Balance Sheet Ratios						
Acid test ratio	0.3	1.1	1.5	1.4	1.3	1.0
Cash and cash equivalents / current liabilities	0.1	0.8	1.4	1.2	1.1	0.8
Current ratio	0.8	1.5	1.9	1.7	1.6	1.4
Debt - equity ratio	0.7	0.8	0.9	0.7	0.9	0.6
Depreciation for the year / average gross block (%)	6.3	5.9	4.7	4.6	4.6	5.5
Capital expenditure / depreciation (%)	41.8	201.4	253.8	372.0	802.2	886.7
Capital expenditure / cash profit (%)	15.6	69.9	84.8	107.0	189.9	223.9
Capital expenditure / pre-tax profit (%)	17.7	104.6	125.2	144.7	240.6	228.7
Capital expenditure / total revenue (%)	2.3	12.3	14.3	18.1	36.5	37.0
Capital expenditure / total assets (%)	2.2	8.8	7.7	10.2	16.8	19.8
CWIP / total assets (%)	1.7	1.1	12.2	8.5	19.0	29.8
Efficiency Ratios						
ROE (PAT / average net worth**) (%)	20.0	21.8	19.0	21.6	22.3	24.7
ROCE (PBIT / average capital employed) (%)	17.1	18.4	17.1	17.2	16.5	20.5
Cash profit / average net worth (%)	31.8	34.0	28.9	30.6	29.2	25.8
Growth in total revenue (%)	35.3	38.4	10.3	52.3	11.9	9.9
Growth in net profit (%)	10.1	41.1	3.1	24.9	1.4	22.5
Growth in export revenue (%)	189.3	164.5	87.2	241.9	24.4	(49.6)
Sales / total assets (%)	124.0	94.2	91.6	88.9	79.7	113.1
Inventory / sales (%)	8.2	9.0	9.7	10.0	12.4	9.8
Inventory turnover (no of days)	30.0	32.9	35.3	36.6	45.4	35.7
Debtors turnover (no of days)	18.0	19.5	15.7	24.1	34.1	21.1
EBITDA / net debt (%)	56.8	57.5	69.6	84.1	51.2	57.2
Cash and cash equivalents / total revenue (%)	1.2	15.3	38.5	34.5	41.5	19.3
Cash and cash equivalents / total assets (%)	1.1	10.9	20.8	19.4	19.2	10.3
Employee Related Ratios						
Cost per employee (Rs lakhs)	2.9	2.4	2.2	1.8	1.4	1.3
Value added per employee (Rs lakhs)	90.1	57.8	44.6	35.0	26.9	30.1
Total Assets per employee (Rs lakhs)	198.1	184.6	169.2	140.4	116.4	105.5
Sales per employee (Rs lakhs)	185.7	127.6	87.5	77.1	52.0	54.6
PBT per employee (Rs lakhs)	18.4	15.5	10.4	9.9	8.2	9.2
Other Ratios						
Book value (Rs.)	140.1	129.9	129.8	128.3	92.0	89.5
Cash Earning Per Share (Rs.)	40.0	34.6	27.1	24.7	18.8	17.6
Dividend (%)	42.5	40.0	37.5	35.0	32.5	30.0
Dividend per share (Rs.)	4.3	4.0	3.8	3.5	3.3	3.0
Dividend payout (%)	18.9	19.7	24.5	22.6	22.6	23.8
EPS - Earning Per Share (Rs.)	25.1	22.4	18.0	17.6	14.4	13.9
EPS growth (%)	11.7	24.8	2.1	22.1	3.6	19.1
Price / book value, end of year	2.8	2.4	1.0	1.4	1.7	1.2
Price / cash earnings, end of year	9.8	9.2	4.8	7.2	8.3	6.1
Price / earnings, end of year	15.6	14.1	7.3	10.1	10.9	7.7
Price / total revenue, end of year	1.5	1.6	0.8	1.2	1.6	1.2
Enterprise value / total revenue (%)	180.8	213.8	150.8	180.3	244.1	180.0

* excluding other income
** adjusted for CWIP and revaluation

EBITDA : Earnings before interest, tax, depreciation and amortisation
PBIT: Profit before interest and tax
PBT: Profit before tax
PAT: Profit after tax
CWIP: Capital work in progress
ROE: Return on equity
ROCE: Return on capital employed

CIRCULAR TO THE SHAREHOLDERS

Dear Shareholder(s),

We are happy to inform you that we have received an overwhelming response to our initiatives for dematerialisation of shares in our Company, and presently, over 85% of our paid up share capital stands converted into dematerialised form. For those investors still holding shares in physical form, we have arranged a Special Offer for conversion into dematerialised shares.

Why dematerialise?

1. **Compulsory Demat**

   As you may be aware, trading in the shares of Reliance Industries Limited is under compulsory demat segment.

2. **Elimination of Odd Lot**

   The concept of an "Odd Lot" in respect of dematerialised shares stands abolished i.e. in the DEMAT MODE market lot becomes ONE share.

3. **Demat - Most Preferred**

   Dematerialised securities are most preferred by the banks and other financiers for providing credit facility against securities. Generally, demat securities attract lower margin and lower interest rate compared to physical securities.

4. **Safety**

   Securities in dematerialised form reduce all risk of loss of certificates. Under your specific instructions the same can be kept in the "Frozen Mode" by your Depository participant (DP).

   To facilitate the process for share holders who have still not dematerialised their holdings, we have entered into special arrangements with leading Depository Participants (DPs). The DPs have agreed to provide a special tariff to Reliance share holders. The details of the DPs and their special tariff is provided in the annexure for your kind information.

   Under this "Special Offer" you can dematerialise your shareholdings in our Company FREE OF COST.

   Please ensure the following while availing the service from the DPs :

   - Open a demat account with any of the Depository Participants (DPs)
   - Submit demat request form (DRF) duly signed by all the holders alongwith the certificates duly cancelled only to the DPs.
   - Obtain acknowledgement from the DP for having accepted the certificates.
   - Receive a confirmation statement of holding from your DP within 30 days from the lodgement of securities with DPs.
   - PLEASE DO NOT SEND THE SHARE CERTIFICATES/ DOCUMENTS TO THE COMPANY OR OUR REGISTRAR & TRANSFER AGENT, M/s. KARVY CONSULTANTS LIMITED.

In case you need any additional Information on this matter, please feel free to contact our special advisory cell at:

Demat Advisory Cell
Karvy Consultants Limited
46, Avenue 4, Street No.1, Banjara Hills,
Hyderabad - 500 034, India.
Telephone Nos. 91-40-3320251/3320751/3312454.
e-mail: rilinvestor@karvy.com

In order to serve you better, we are providing a feed back form to you through the DPs, wherein you are kindly requested to provide your contact details such as Phone (office- residence), Fax, Cellphone numbers and e-mail address.

For any specific / latest information and the validity period of the special offer you may contact the DP.

In case you have already dematerialised your holdings kindly ignore this communication.

Disclaimer:

At present there are TWO depositories and various depository participants (DPs) who are providing the demat services. The special offer mentioned above is provided by select DPs for the benefit of our shareholders and valid for a certain period. However, It is not mandatory to open demat account only with these select DPs, and the shareholders are free to select any of the Depositories / DPs for converting and holding their securities in demat form. While utmost care will be taken during the process, the Company does not guarantee the completeness, quality or accuracy of the services, and disclaim all costs, liabilities, losses and damages, if any, arising out of the dematerialisation process and the special offer.

SPECIAL TARIFF FOR DEMATERIALISATION BY "RELIANCE GROUP" SHARE HOLDERS

(applicable only for Reliance group shares)

SCHEDULE - I

Heading	IDBI Bank	Karvy Consultants	Standard Chartered
Account Opening	FREE	FREE	FREE
Account Closing	FREE	FREE	FREE
Annual Maintenance / Custody for 1st year	FREE	FREE	FREE upto Sep. 2001
Annual Maintenance (AMC) / Custody from 2nd year onwards	Will be charged by the DP at prevailing rates at that time. Current tariff is Rs. 200/- p.a.	Will be charged by the DP at prevailing rates at that time. Current tariff is Rs. 375/- p.a.	Will be charged by the DP at prevailing rates at that time. Current tariff is maximum of Rs. 500/- per quarter
Dematerialisation	FREE	FREE	FREE upto 30 June 2001
Postage for demat	FREE	FREE	FREE
Rematerialisation	NSDL charges at actual	NSDL charges at actual	0.12%, minimum of Rs. 50/-
Transaction (Purchase)	0.04% on the value, minimum of Rs. 15/- per transaction	0.04% on the value, minimum of Rs. 15/- per transaction	0.05% on the value, minimum of Rs. 25/- per transaction
Transaction (Sales)	0.04% on the value, minimum of Rs. 15/- per transaction	0.04% on the value, minimum of Rs. 15/- per transaction	0.05% on the value, minimum of Rs. 25/- per transaction
Transaction (Off-Mkt)	0.04% on the value, minimum of Rs. 15/- per transaction	0.04% on the value, minimum of Rs. 15/- per transaction	0.04% on the value, minimum of Rs. 25/- per transaction
Mode of payment of fees to DP	Through existing and prospective Savings - Current account of IDBI Bank	After the transaction / event through Bill	1) Through ECS mandate 2) Through existing SCB A/c 3) Through SCB credit card A/c
Documentation Charges	At actual	At actual	At actual
Additional offer(s)	1) OD facility upto 65% on RIL & RPL shares. 2) Single scrip lending facility upto 50% on RIL & RPL. 3) Attractive rate of interest, easy documentation & quick disbursal	1) DP on the Net 2) Statement of Holding provided alongwith market price 3) News letter and stock market, IPO review through e-mail 4) Other personal finance schemes	1) OD facility upto 65% on demat securities 2) Special single scrip borrowing facility on Reliance Industries and Reliance Petroleum 3) Pre-approved Global Credit with special offer 4) NO requirement of Savings account with SCB. *(Above offers are subject to terms and conditions)*
NOTE	**Above offer is only for existing/ prospective Savings - Current A/c holders of IDBI Bank and and valid till September 2001**	-	**1) AMC will be charged for all accounts from October 2001 onwards 2) The above offer is valid only till 30/06/2001**

Please refer to the DPs for tariff for pledge services.

Estimated cost to maintain a demat account on the above tariff for an average value of Rs. 60,000/- p.a.			
First year (365 days)	-	-	FREE (upto June 2001)
2nd year onwards	Rs.200.00	Rs.375.00	Rs. 360 for a year from October 2001 onwards

Nomination Form

[To be filled in by individual(s)]

To,
Reliance Industries Limited
C/o Karvy Consultants Ltd.
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034

From ______________________

____

Folio No. ______________________

No. of Shares ______________________

I am / we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name															Age			
To be furnished in case the nominee is a minor									Date of Birth									
Guardian's Name *																		
Occupation of Nominee Tick (✓)	1	Service		2	Business		3	Student		4	Household							
	5	Professional		6	Farmer		7	Others										
Nominee's Address																		
									Pin Code									
Telephone No.											Fax No.							
Email Address											Std Code							
Specimen signature of Nominee / Guardian (in case nominee is minor)																		

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,
Yours faithfully,

Date................................

	Name and address of equity shareholder (as appearing on the Certificate(s))	Signature (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)

Date................................

	Name and Address	Signature
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee and repayment of amount to nominee shall be a valid discharge by a company against the legal heir.

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred, transpositioned or dematerialised with some other folio, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrar and Transfer Agent of the company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intention regarding nomination / nomination form shall be filed **in duplicate** with the Registrar and Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

Directors' Report

To,
The Members,

Your Directors present the 17th Annual Report together with the audited Statement of Accounts for the financial year ended 31st March, 2001.

Operations

The Company has incurred loss of Rs. 2.10 lacs as against profit of Rs. 0.10 lacs in the previous year. Your Directors have not recommended any dividend for the financial year under review.

Change in the name of the Company

During the year the Company has changed its name from Devti Fabrics Limited to Vimal Fabrics Limited. The fresh Certificate of Incorporation for the change of name was received from Registrar of Companies, Maharashtra, on 13th March, 2001.

Directors

Shri J. B. Dholakia retires by rotation and being eligible offers himself for re-appointment.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial year ended 31st March, 2001 on a 'going concern' basis.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217 (2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished in this report under Section 217(1) (e) of the Companies Act, 1956, relating to conservation of energy and technology absorption are not applicable for the year under review, and hence not furnished. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any deposits from the Public.

Auditors and Auditors' Report

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956. The notes to the accounts referred to in the Auditors' Report are self explanatory and, therefore, do not call for any further comments.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and co-operation received from various Statutory Authorities.

For and on behalf of the Board

V. M. Ambani
N. M. Sanghavi } Directors
J. B. Dholakia

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,
The Members of **Vimal Fabrics Limited.**

We have audited the attached Balance Sheet of Vimal Fabrics Limited as at 31st March, 2001, and the Profit and Loss Account of the Company for the year ended on that date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

   f) *Although the Company had incurred substantial losses in the past resulting in the erosion of its net worth, the accounts of the Company are prepared on going concern basis.* Subject to above, in our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2001 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Loss' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. We are informed that most of the assets have been physically verified by the management at the year end and that no material discrepancies were noticed on such verification. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its assets.
2. None of the fixed assets have been revalued during the year.
3. According to the information and explanations given to us, the stock of raw materials have been physically verified by the Management during the year. In our opinion, the frequency of such verification is reasonable.
4. In our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. As explained to us, there were no material discrepancies noticed on physical verification of the stocks.
6. In our opinion and on the basis of our examination of stock and other records the valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on same basis as in the preceding year. We are informed that, in the opinion of the management, there is no diminution in the value of the said materials.
7. The Company has taken an interest free unsecured loans from its Holding Company. It has not taken any other loan, secured or unsecured, from companies, firms or other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956. The terms and conditions of the loan are not, in our opinion, prima-facie prejudicial to the interests of the Company.
8. The Company has not granted any loans, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or to companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.
9. The Company has not given any loans and advances in the nature of loans.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase and sale of goods.
11. In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods or materials and sale of goods, materials and services made in pursuance of contracts or arrangement entered in the register maintained under Section 301 and aggregating during the year to Rs.50,000/- or more in respect of each party.
12. As explained to us, in the opinion of the management the raw materials are not damaged or unserviceable and hence no provision is made for the same.
13. The Company has not accepted any deposit from the Public.
14. As there was no manufacturing activity during the year the question of by products or realisable scrap does not arise.
15. In our opinion the Company has an internal audit system commensurate with its size and the nature of its business.
16. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of the manufacturing activities of the Company. Since there is no manufacturing activity during the year we have no comments to offer on the said clause.
17. We have been informed that provisions of the Provident Fund and Employees' State Insurance are not applicable to the Company for the year.
18. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Sales-Tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
20. *According to the information and explanations given to us and in our opinion the Company has become a Sick Industrial Company within the meaning of clause (O) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.*
21. In respect of trading activities, we are informed that the company does not have damaged goods lying with it at the end of the year. Therefore, no provision for any loss is required to be made in the accounts.

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Balance Sheet as at 31st March, 2001

(Rs. in lacs)

	Schedule	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.	As at 31st March, 2000 Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Capital	'A'		**21.01**		21.01
Loan Funds					
Unsecured Loans (From Holding Company)			**1,215.68**		1,271.88
TOTAL			**1,236.69**		1,292.89
APPLICATION OF FUNDS:					
Fixed Assets	'B'				
Gross Block		**30.46**		30.46	
Less : Depreciation		**14.44**		13.33	
Net Block			**16.02**		17.13
Current Assets, Loans and Advances					
Current Assets	'C'				
Inventories		**1.92**		1.92	
Sundry Debtors		**13.50**		70.96	
Cash and Bank Balances		**0.31**		0.67	
		15.73		73.55	
Loans and Advances	'D'	**13.67**		13.75	
		29.40		87.30	
Less : Current Liabilities and Provisions					
Current Liabilities	'E'	**6.39**		7.10	
		6.39		7.10	
Net Current Assets			**23.01**		80.20
Profit and Loss Account			**1,197.66**		1,195.56
TOTAL			**1,236.69**		1,292.89
Notes on Accounts	'I'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi
J.B. Dholakia
Directors

Profit and Loss Account for the year ended 31st March, 2001

	Schedule	2000-2001		1999-2000 (Rs. in lacs)	
		Rs.	Rs.	Rs.	Rs.
INCOME					
Sales		10.18		128.35	
Other Income	'F'	3.09		0.01	
Variation in stock	'G'	–		(4.58)	
			13.27		123.78
EXPENDITURE					
Purchases		9.37		116.84	
Manufacturing and Other Expenses	'H'	4.89		5.73	
Depreciation		1.11		1.11	
			15.37		123.68
Profit / (Loss) for the year			(2.10)		0.10
Add : Balance brought forward from last year			(1,195.56)		(1,195.66)
Balance carried to Balance Sheet			(1,197.66)		(1,195.56)
Notes on Accounts	'I'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi
J.B. Dholakia
Directors

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in lacs)

		As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
Authorised:			
2,50,000	Equity Shares of Rs. 10 each	**25.00**	25.00
Issued, Subscribed and Paid up:			
2,10,070	Equity Shares of Rs. 10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**21.01**	21.01
		21.01	21.01

SCHEDULE 'B'
FIXED ASSETS

(Rs. in lacs)

Description	Gross Block				Depreciation				Net Block	
	As at 1.4.2000 Rs.	Additions Rs.	Deductions Rs.	**As at 31.3.2001 Rs.**	As at 1.4.2000 Rs.	For the year Rs.	Deductions Rs.	**Up to 31.3.2001 Rs.**	**As at 31.3.2001 Rs.**	As at 31.3.2000 Rs.
Buildings	27.48	-	-	**27.48**	11.45	0.92	-	**12.37**	**15.11**	16.03
Furniture and Fixture	2.97	-	-	**2.97**	1.87	0.19	-	**2.06**	**0.91**	1.10
Vehicles	0.01	-	-	**0.01**	0.01	-	-	**0.01**	**-**	-
Total	30.46	-	-	**30.46**	13.33	1.11	-	**14.44**	**16.02**	17.13
Previous Year	30.83	-	0.37	**30.46**	12.58	1.11	0.36	**13.33**	**17.13**	

SCHEDULE 'C'

CURRENT ASSETS

(Rs. in lacs)

	As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
Inventories				
(as verified, valued and certified by the management)				
Raw materials		**1.92**		1.92
Sundry Debtors (Unsecured, considered good)*				
Over Six months	**13.50**		36.60	
Others	**-**		34.36	
		13.50		70.96
Cash and Bank Balances				
Balance with Scheduled Banks:				
In Current Account		**0.31**		0.67
		15.73		73.55

* Includes Rs. 12.31 lacs due from Reliance Petroleum Ltd., a Company under the same management (previous year Rs. 12.30 lacs)

Schedules Forming Part of the Balance Sheet

SCHEDULE 'D'
LOANS AND ADVANCES

(Rs. in lacs)

	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
(Unsecured, considered good)		
Advances recoverable in cash or in kind or for value to be received	–	0.08
Deposits	13.67	13.67
	13.67	13.75

SCHEDULE 'E'
CURRENT LIABILITIES AND PROVISIONS

(Rs. in lacs)

	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
Current Liabilities		
Sundry Creditors	0.34	0.56
Other Liabilities	6.05	6.54
	6.39	7.10

Schedules Forming Part of the Profit and Loss Account

SCHEDULE 'F'
OTHER INCOME

(Rs. in lacs)

	2000-2001 Rs.	1999-2000 Rs.
Profit on sale of fixed assets	–	0.01
Excess provision for expenses no longer required (net)	3.09	–
	3.09	0.01

SCHEDULE 'G'
VARIATION IN STOCK

(Rs. in lacs)

	2000-2001 Rs.	1999-2000 Rs.
Stock at close	–	–
Stock at Commencement	–	4.58
	–	(4.58)

SCHEDULE 'H'
MANUFACTURING AND OTHER EXPENSES

(Rs. in lacs)

	2000-2001 Rs.	2000-2001 Rs.	1999-2000 Rs.	1999-2000 Rs.
Raw Materials Consumed				
Stock at commencement	1.92		1.92	
Add : Purchases	–		–	
	1.92		1.92	
Less : Stock at close	1.92		1.92	
		–		–
Establishment Expenses				
Electric Power, fuel and water	4.28		4.50	
Insurance	0.06		0.25	
Rates and taxes	0.01		0.44	
Payment to Auditors	0.26		0.37	
General Expenses	0.28		0.17	
		4.89		5.73
		4.89		5.73

Notes on Accounts

SCHEDULE 'I'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **Basis of preparation of Financial Statements**

      i) The Financial Statements have been prepared under the Historical Cost Convention, in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company. The same are prepared on a going concern basis.

      ii) The Company follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

   b) **Fixed Assets and Depreciation**

      i) Fixed assets are stated at acquisition cost less accumulated depreciation.

      ii) Depreciation is provided on the straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

   c) **Inventories**

      Raw Material is valued at cost.

2. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

3. Consequent to fresh Certificate of Incorporations dated 13th March, 2001, received from the Registrar of Companies Maharashtra, name of the company has been changed from 'Devti Fabrics Limited' to 'Vimal Fabrics Limited'.

4. Auditors' Remuneration:

(Rs. in lacs)

	2000-2001 Rs.	1999-2000 Rs.
(a) Audit fees	**0.26**	0.26
(b) Tax audit fees	–	0.11
	0.26	0.37

5. As the company has not carried out any manufacturing activity during the year, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 is given to the extent applicable.

(Rs. in lacs)

	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
6. Contingent Liability Claims against the company/disputed liabilities not acknowledged as debts for ex-employees.	**13.99**	13.99

	Licensed Capacity		**Installed Capacity**	
	31.3.2001	31.3.2000	**31.3.2001**	31.3.2000
7. Licensed and Installed Capacity	**N.A.**	N.A.	**N.A.**	N.A.

8. Quantitative Information		**2000-2001**		1999-2000	
	UNIT	**Quantity**	**Rs./lacs**	Quantity	Rs./lacs
a) Opening stock					
Fabrics	Mtrs/lacs	–	–	0.09	4.58
b) Closing stock					
Fabrics	Mtrs/lacs	–	–	–	–
c) Purchases					
Fabrics(Net of purchase return)	Mtrs/lacs	**0.08**	**9.37**	1.07	116.79
Pillows	Nos.	–	–	32	0.05
d) Sales					
Fabrics (Net of sales return)	Mtrs/lacs	**0.08**	**10.18**	1.16	128.29
Pillows	Nos.	–	–	32	0.06

Notes on Accounts

SCHEDULE 'I' (Contd.)

9. Additional information as required under Part IV of Schedule VI to the Companies Act, 1956. Balance Sheet Abstract and Company's General Business Profile:

1. **Registration Details:**

Registration No.	31593	State Code	11
Balance Sheet Date	31-03-01		

2. **Capital raised during the year:** (Rs. in lacs)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in lacs)

Total Liabilities	1236.69	Total Assets	1236.69
Source of Funds:			
Paid-up Capital	21.01	Reserves and Surplus	NIL
Secured Loans	NIL	Unsecured Loans	1215.68
Application of Funds:			
Net Fixed Assets	16.02	Investments	NIL
Net Current Assets	23.01		
Accumulated Losses	1197.66	Miscellaneous Expenditure	NIL

4. **Performance of Company:** (Rs. in lacs)

Turnover/Income	13.27	Total Expenditure	15.37
Profit/(Loss) before tax	(2.10)	Profit/(Loss) after tax	(2.10)
Earnings per Share (Rs)	NIL	Dividend Rate (%)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code No.	551511.00
Product Description	FABRICS

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi
J.B. Dholakia
Directors

Directors' Report

To,
The Members,

Your Directors present the 15th Annual Report together with the Audited Statement of Accounts for the year ended 31st March, 2001.

Financial Results

(Rs. in lacs)

	2000-2001		1999-2000	
	Rs.	**Rs.**	Rs.	Rs.
Profit before taxation		**26.81**		7,467.11
Less: Provision for taxation		**–**		550.00
Profit after taxation		**26.81**		6,917.11
Add : Taxes for the earlier years	**–**		(33.23)	
Balance brought forward from last year	**7,810.75**		926.87	
		7,810.75		893.64
Balance carried forward to Balance sheet		**7,837.56**		7,810.75

Income

During the year, the Company has received dividend income of Rs.1,181.55 Lacs from its investments.

Dividend

The Directors have not recommended dividend on Equity shares for the financial year ended 31st March, 2001.

Directors

Shri Satish Seth retires by rotation and being eligible offers himself for re-appointment.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial year ended 31st March, 2001 on a 'going concern' basis.

Constitution of Audit Committee

As required by the provisions of Section 292A of the Companies Act, 1956, the Board of Directors has constituted Audit Committee comprising of three directors i.e. Shri Alok Agarwal, Shri S. Seth, and Shri Sandeep Junnarkar.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation Of Energy, Technology Absorption And Foreign Exchange Earnings And Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any public deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Auditors

Messrs. Chaturvedi and Shah and Messrs. Rajendra and Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and co-operation received from various Statutory Authorities.

For and on behalf of the Board

Alok Agarwal
S. Seth } Directors
Sandeep Junnarkar

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,
The Members of Reliance Industrial Investments and Holdings Limited.

We have audited the attached Balance Sheet of Reliance Industrial Investments and Holdings Limited as at 31st March, 2001, and the Profit and Loss Account of the Company for the year ended on that date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.
   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.
   d) In our opinion, the Balance sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.
   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :
      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2001 and
      ii) in so far as it relates to the Profit and Loss Account, of the 'Profit' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. According to information and explanations given to us, the fixed assets have been physically verified by the management at the year end and no material discrepancies were noticed on such verification as compared to the available records. In our opinion the frequency of such verification is reasonable having regard to the size of the Company and the nature of its assets.
2. None of the fixed assets have been revalued during the year.
3. Since the Company has not commenced any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (x), (xi), (xii),(xiv) and (xvi) of the Clause A of paragraph 4 of the aforesaid Order are not applicable.
4. The Company has received unsecured loans from its holding Company. It has not taken any other loan, secured or unsecured, from companies, firms and other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.
5. The Company has not granted any loans, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to the companies under the same management within the meaning of section 370 (1B) of the Companies Act, 1956.
6. In respect of the loans and advances in the nature of loans given by the Company, there are no specific stipulations as to repayment of principal amounts and interest has been charged wherever stipulated.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from the Public.
8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952 and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Sales-Tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (O) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.
14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments dealt in or traded by the Company. The Company's investments are held in its own name, save and except, those in the process of being transferred in its name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Balance Sheet as at 31st March, 2001

	Schedule	As at 31st March, 2001 Rs.	Rs.	(Rs. in lacs) As at 31st March, 2000 Rs.	Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Capital	'A'	14,750.44		14,750.44	
Reserves and Surplus	'B'	8,232.72		8,205.91	
			22,983.16		22,956.35
Loan Funds					
Secured Loans	'C'	1,799.31		5,052.05	
Unsecured Loans	'D'	173,649.80		170,257.50	
			175,449.11		175,309.55
TOTAL			198,432.27		198,265.90
APPLICATION OF FUNDS:					
Fixed Asset	'E'				
Gross Block		5.04		5.04	
Less : Depreciation		0.33		0.18	
Net Block			4.71		4.86
Investments	'F'		198,858.22		197,966.56
Current Assets, Loans and Advances	'G'				
Current Assets					
Cash and bank balances		1.72		4.53	
Loans and advances		641.96		1,043.97	
		643.68		1,048.50	
Less : Current Liabilities and Provisions	'H'				
Current Liabilities		523.52		203.41	
Provisions		550.82		550.61	
		1,074.34		754.02	
Net Current Assets			(430.66)		294.48
TOTAL			198,432.27		198,265.90
Notes on Accounts	'K'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Alok Agarwal
S. Seth } Directors
Sandeep Junnarkar

Kalpana Srinivasan Assistant Secretary

Profit and Loss Account for the year ended 31st March, 2001

(Rs. in lacs)

	Schedule	2000-2001 Rs.	2000-2001 Rs.	1999-2000 Rs.	1999-2000 Rs.
INCOME					
Income on Investments	'I'	2,615.78		7,980.39	
Miscellaneous receipts (Rs. 48/-)		–		2.74	
Interest received [Tax Deducted at source Rs. 0.22 lacs previous year Rs. NIL]		1.24		1,335.02	
			2,617.02		9,318.15
EXPENDITURE					
Establishment and Other Expenses	'J'	12.62		32.05	
Discount on debentures		247.26		213.28	
Provision for diminution in market value of investments		–		300.74	
Interest :					
Debentures		2,309.18		–	
Others		21.00		1,304.83	
Depreciation		0.15		0.14	
			2,590.21		1,851.04
Profit before tax			26.81		7,467.11
Less: Provision for taxation			–		550.00
Profit after tax			26.81		6,917.11
Add : Taxation for earlier years		–		(33.23)	
Balance brought forward from last year		7,810.75		926.87	
			7,810.75		893.64
Balance carried to Balance Sheet			7,837.56		7,810.75
Notes on Accounts	'K'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Alok Agarwal
S. Seth
Sandeep Junnarkar } Directors

Kalpana Srinivasan Assistant Secretary

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in lacs)

		As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
Authorised:			
14,99,90,000	Equity Shares of Rs. 10 each.	**14,999.00**	14,999.00
10,000	11% Non-Cumulative Redeemable Preference Shares of Rs. 10 each	**1.00**	1.00
		15,000.00	15,000.00
Issued, Subscribed and Paid up:			
14,75,04,400	Equity Shares of Rs. 10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**14,750.44**	14,750.44
		14,750.44	14,750.44

Note: Refer Note of Schedule 'D' in respect of option on unissued share capital.

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in lacs)

	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
General Reserves:		
As per last Balance Sheet	**395.16**	395.16
Profit and Loss Account	**7,837.56**	7,810.75
	8,232.72	8,205.91

SCHEDULE 'C'

SECURED LOANS

(Rs. in lacs)

			As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
A.	12,40,000	Secured, Redeemable, Non-Interest Bearing, Non-Convertible Debentures				
		Redemption value	**3,720.00**		3,720.00	
		Less : Discount to be written off in future	**1,920.69**		2,167.95	
				1,799.31		1,552.05
B.		Secured loan from a Bank		**–**		3,500.00
				1,799.31		5,052.05

NOTE:

a. The debentures referred to in A above are redeemable at Rs. 300 each on maturity i.e. on 28-02-2006 (issued at Rs. 100 each) and are secured by way of a second and subservient charge on the Company's immovable property situated at Mumbai and by way of pledge of securities.

b. The loan referred to in B above - repayable within one year Rs. Nil, previous year Rs. 3500.00 lacs.

Schedules Forming Part of the Balance Sheet

SCHEDULE 'D'

(Rs. in lacs)

UNSECURED LOANS	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
A. Zero Coupon Convertible Unsecured Redeemable Debentures of Rs. 5,000 each	**44,157.15**	44,157.15
B. 8.25 % Fully-Convertible Unsecured Debentures of Rs. 100 each.	**27,990.00**	27,990.00
C. Loans from Holding Company	**99,715.35**	98,110.35
D. Interest accrued and due	**1,787.30**	–
	173,649.80	170,257.50

NOTE:

a. In respect of Debentures referred to in A above, the Company may give at its option a three months notice to the Debentureholders to opt for conversion of the Debentures into Equity Shares at par at any time after the expiry of 15 years, from the respective dates of allotment of such Debentures. The debentures are redeemable at a premium of 5% of the face value of the debentures. In the event of the option not being granted by the Company or debentureholders not exercising their option to convert, it may redeem the said debentures in part or in full at any time during the tenure of the said debentures but not later than 25 years commencing from the respective dates of allotment. Premium payable on debentures redeemed during any financial year will become due at the end of the said financial year.

b. Debentures referred to in B above are fully convertible into equity shares of the Company at prevailing book value at any time after the expiry of 15 years but not later than 20 years from the respective date of allotments. As per revised terms of the said debentures, interest rate has been changed from 0% p.a. to 8.25% p.a. w.e.f. 01.04.2000 with the consent of the debentureholders for the remaining tenure of the Debenture.

SCHEDULE 'E'

FIXED ASSETS

(Rs. in lacs)

Description	Gross Block			Depreciation			Net Block	
	As at 1.4.2000 Rs.	Additions Rs.	**As at 31.3.2001 Rs.**	As at 1.4.2000 Rs.	For the Year Rs.	**As at 31.3.2001 Rs.**	**As at 31.3.2001 Rs.**	As at 31.3.2000 Rs.
Building	4.57	—	**4.57**	0.12	0.07	**0.19**	**4.38**	4.45
Computer	0.47	—	**0.47**	0.06	0.08	**0.14**	**0.33**	0.41
Total	5.04	—	**5.04**	0.18	0.15	**0.33**	**4.71**	4.86
Previous Year	4.57	0.47	**5.04**	0.04	0.14	**0.18**	**4.86**	

Schedules Forming Part of the Balance Sheet

SCHEDULE 'F'

INVESTMENTS

(Rs. in lacs)

		As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.	As at 31st March, 2000 Rs.
Investments : (Valued, Verified and Certified by Management)					
(A) Long Term Investments					
Quoted:					
Equity Shares - Fully paid-up					
1,36,22,707	BSES Ltd. of Rs. 10 each	**21,488.66**		21,488.64	
– (8,82,370)	Kothari Sugars and Chemicals Ltd. of Rs. 10 each	–		337.30	
92,91,438 (1,06,63,308)	Larsen and Toubro Ltd. of Rs. 10 each	**9,530.19**		10,906.58	
105,54,65,700 (95,96,69,700)	Reliance Petroleum Ltd. of Rs. 10 each	**151,126.61**		136,757.21	
40,37,000 (–)	India Polyfibres Ltd. of Rs. 10 each	**405.49**		–	
			182,550.95		169,489.73
Warrant Equity Shares (WES) - Fully paid-up					
– (9,57,96,000)	WES 2000 of Reliance Petroleum Ltd. of Rs. 15 each.	–		14,369.40	
9,57,96,000	WES 2001 of Reliance Petroleum Ltd. of Rs. 15 each.	**14,369.40**		14,369.40	
			14,369.40		28,738.80
Unquoted:					
Equity Shares - Fully paid-up					
1,700	Farvision Securities Private Ltd. of Rs. 100 each	**9.35**		9.35	
3,500	Neha Real Estates Private Limited of Rs. 10 each	**24.69**		24.69	
22,900	Observer (India) Ltd. of Rs. 10 each	**3.79**		3.79	
150 (1,150)	Reliance Aromatics and Petrochemicals Pvt. Ltd. of Rs. 10 each	**0.01**		0.11	
185 (1,200)	Reliance Energy and Project Development Pvt. Ltd. of Rs. 10 each	**0.02**		0.12	
1,26,90,000 (–)	Reliance Salgoacar Power Company Limited of Rs. 10 each	**1,269.00**		–	
50	Reliance Telecom Ltd. of Rs. 10 each	**0.01**		0.01	
			1,306.87		38.07
Preference Shares - Fully paid-up					
63,10,000 (–)	14% Cumulative Redeemable Preference shares (Series I) of Reliance Salgaocar Power Company Ltd. of Rs. 10 each.		**631.00**		–
	TOTAL (A)		**198,858.22**		198,266.60
(B) Current Investments					
Quoted:					
Equity Shares - Fully paid-up					
– (200)	HDFC Bank Ltd. of Rs. 10 each	–		0.02	
2,500	M H Mills and Industries Ltd. of Rs. 10 each	**0.94**		0.94	
			0.94		0.96
Debentures - Fully Paid-up					
1,250	14% Non-Convertible Debentures of M H Mills and Industries Ltd. of Rs. 45 each.		**0.56**		0.56
	TOTAL (B)		**1.50**		1.52
	TOTAL (A+B)		**198,859.72**		198,268.12
Less : Provision for diminution in the value of investments			**1.50**		301.56
			198,858.22		197,966.56

Schedules Forming Part of the Balance Sheet

SCHEDULE 'F' (Contd.)

The Company's investment in Reliance Petroleum Limited, a Company under the same management is towards promoters' contribution. This investment (excluding investment in 19,15,92,000 Equity shares) is subject to lock in up to June 30, 2001 and the Company has given an undertaking to Financial Institutions for non-disposal of the said investment, till the loans granted by them to Reliance Petroleum Limited are outstanding.

The Company's investment in Reliance Salgaocar Power Company Limited, is towards promoters' contribution. Its investment in equity shares to the extent of 84,60,000 shares are subject to non-disposal undertaking given to Financial Institutions till the loans granted by them to Reliance Salgaocar Power Company Limited are outstanding or till their Project is completed, whichever is later.

AGGREGATE VALUE OF	As at 31st March, 2001		As at 31st March, 2000	
	Book Value	Market Value	Book Value	Market Value
	Rs.	Rs.	Rs.	Rs.
Quoted Investments	196,920.35	603,710.45	197,928.49	745,710.26
Unquoted Investments	1,937.87		38.07	
	198,858.22		197,966.56	

SCHEDULE 'G'

(Rs. in lacs)

CURRENT ASSETS, LOANS AND ADVANCES	As at 31st March, 2001		As at 31st March, 2000	
	Rs.	Rs.	Rs.	Rs.
Current Assets				
Cash and Bank Balances:				
Cash on hand	0.04		0.03	
Balance with Scheduled Banks:				
In Current Account	1.68		4.50	
		1.72		4.53
Loans and Advances				
Advances recoverable in cash or in kind or for value to be received	25.76		427.14	
Advance Payment of Taxes	616.20		616.83	
		641.96		1,043.97
		643.68		1,048.50

SCHEDULE 'H'

(Rs. in lacs)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2001		As at 31st March, 2000	
	Rs.	Rs.	Rs.	Rs.
Current Liabilities				
Sundry Creditors		523.52		203.41
Provisions				
For Taxation	550.00		550.00	
For Gratuity	0.28		0.17	
For Leave encashment	0.54		0.44	
		550.82		550.61
		1,074.34		754.02

Schedules Forming Part of the Profit and Loss Account

SCHEDULE 'I'

INCOME ON INVESTMENTS	2000-2001		1999-2000 (Rs. in lacs)	
	Rs.	**Rs.**	Rs.	Rs.
Dividend				
From Long Term Investments		**1,181.55**		1,314.18
Profit on Sale of Investments (Net)				
From Long Term Investments	**1,433.78**		6,666.21	
From Current Investments	**0.45**		–	
		1,434.23		6,666.21
		2,615.78		7,980.39

SCHEDULE 'J'

ESTABLISHMENT AND OTHER EXPENSES	2000-2001		1999-2000 (Rs. in lacs)	
	Rs.	**Rs.**	Rs.	Rs.
Salary, Wages and Bonus		**4.33**		5.71
Contribution to Super annuation, Gratuity etc.		**0.36**		0.37
Legal and Professional charges		**0.03**		0.18
Trusteeship Fee		**1.00**		1.00
Filing Fees(Previous year Rs. 360/-)		**0.01**		–
Travelling expenses		**0.07**		0.22
Custodian fees and demat charges		**5.01**		22.52
Miscellaneous expenses		**0.23**		0.47
Auditors' Remuneration :				
Audit Fees	**1.05**		1.05	
Tax Audit Fees	**0.53**		0.53	
		1.58		1.58
		12.62		32.05

Notes on Accounts

SCHEDULE 'K'

1. **Significant accounting policies:-**

   a) Basis of Preparation of Financial Statements

   i) The financial statements have been prepared under the historical cost convention, in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

   ii) The Company follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

   b) Fixed Assets and Depreciation

   i) Fixed Assets are stated at cost of acquisition less accumulated depreciation.

   ii) Depreciation is provided on the straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

   c) Investments

   Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the managements opinion. Current investments are carried at the lower of cost and quoted/fair value, computed category wise.

2. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.
3. No provision is made for premium on redemption of debentures since the amount so payable is uncertain. The premium paid will therefore be accounted for in the year of redemption.
4. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 is not given.

Notes on Accounts

SCHEDULE 'K' (Contd.)

5. Additional information as required under Part IV of Schedule VI to the Companies Act, 1956:
Balance Sheet Abstract and Company's General Business Profile:

1. **Registration Details:**

Registration No.	41081	State Code	11
Balance Sheet Date	31-03-01		

2. **Capital raised during the year:** (Rs. in lacs)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in lacs)

Total Liabilities	198432.27	Total Assets	198432.27
Source of Funds:			
Paid-up Capital	14750.44	Reserves and Surplus	8232.72
Secured Loans	1799.31	Unsecured Loans	173649.80
Application of Funds:			
Net Fixed Assets	4.71	Investments	198858.22
Net Current Assets	(430.66)		
Accumulated Losses	NIL	Miscellaneous Expenditure	NIL

4. **Performance of Company:** (Rs. in lacs)

Turnover/Income	2617.02	Total Expenditure	2590.21
Profit before Tax	26.81	Profit after Tax	26.81
Earnings per Share (Rs)	0.02	Dividend Rate(%)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code No.	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Alok Agarwal
S. Seth
Sandeep Junnarkar } Directors

Kalpana Srinivasan Assistant Secretary

Directors' Report

To,
The Members,

Your Directors present the 2nd Annual Report together with the Audited Statement of Accounts for the year ended 31st March, 2001.

Operations

During the year under review your Company has incurred a loss of Rs. 0.43 lacs as against profit of Rs. 0.10 lacs in the previous year. Your Directors have not recommended any dividend on equity shares for the financial year under review.

Directors

Shri L. V. Merchant , Director of the Company, retires by rotation and being eligible, offers himself for re- appointment.

Shri Surendra Pipara, was appointed as an Additional Director, with effect from 22nd March, 2001. He holds office upto the date of ensuing Annual General Meeting and is eligible for reappointment. The Company has received a notice under section 257 of the Companies Act, 1956, proposing his appointment as a Director, subject to retirement by rotation.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial year ended 31st March, 2001 on a 'going concern' basis.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any public deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Auditors

Messrs. Chaturvedi and Shah and Messrs. Rajendra and Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and co-operation received from various Statutory Authorities.

For and on behalf of the Board

L.V. Merchant
M. D. Sudharsan } Directors
Surendra Pipara

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,
The Members of Reliance Ventures Limited.

We have audited the attached Balance Sheet of **Reliance Ventures Limited** as at 31st March, 2001 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.
   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.
   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.
   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:
      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March 2001, and
      ii) in so far as it relates to the Profit and Loss Account, of the 'Loss' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company has no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.
2. Since the Company has not carried out any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A and item (ii) of the clause D of paragraph 4 of the aforesaid Order are not applicable.
3. The Company has taken interest-free unsecured loans from its holding Company. It has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.
4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.
8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (0) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.
14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company. The Company's investments are held in its own name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Balance Sheet as at 31st March, 2001

(Rs. in lacs)

	Schedule	As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Share Capital	'A'	202.00		202.00	
Reserves and Surplus:					
Profit and Loss account		-		0.10	
			202.00		202.10
Loan Funds					
Unsecured loan from the Holding Company			1,42,721.72		1,41,733.62
Total			1,42,923.72		1,41,935.72
APPLICATION OF FUNDS:					
Investments	'B'		1,41,988.12		1,41,933.62
Current Assets, Loans and Advances	'C'				
Current Assets					
Cash and Bank balances		0.35		0.94	
Loans and Advances		934.19		0.09	
		934.54		1.03	
Less : Current Liabilities and Provisions					
Current Liabilities					
Sundry Creditors		0.13		0.06	
Provisions					
Provision for taxation		0.02		0.02	
		0.15		0.08	
Net Current Assets			934.39		0.95
Miscellaneous Expenditure (To the extent not written off or adjusted)			0.88		1.15
Profit and Loss Account			0.33		-
Total			1,42,923.72		1,41,935.72
Notes on Accounts	'D'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

For and on behalf of the Board

L.V. Merchant
M. D. Sudharsan
Surendra Pipara
Directors

Mumbai
Dated : 26th April, 2001

Profit and Loss Account for the Year ended 31st March, 2001

(Rs. in lacs)

	Schedule	2000-2001 Rs.	Rs.	1999-2000 Rs.	Rs.
INCOME					
Interest [Tax Deducted at source Rs. NIL, previous year Rs. 0.09 lacs]			–		0.41
EXPENDITURE					
Audit fees		**0.13**		0.06	
Filing fees		**0.02**		0.03	
General Expenses		**0.01**		0.02	
Preliminary Expenditure written off		**0.27**		0.18	
			0.43		0.29
Profit / (Loss) before tax			**(0.43)**		0.12
Less: Provision for taxation			–		0.02
Profit / (Loss) after tax			**(0.43)**		0.10
Add: Balance brought forward from last year			**0.10**		–
Balance carried to Balance Sheet			**(0.33)**		0.10
Notes on Accounts	'D'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

For and on behalf of the Board

L.V. Merchant
M. D. Sudharsan
Surendra Pipara
Directors

Mumbai
Dated : 26th April, 2001

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in lacs)

		As at 31st March, 2001 Rs.	As at 31st March, 2000 Rs.
Authorised:			
20,20,000	Equity Shares of Rs. 10 each.	**202.00**	202.00
4,80,000	Unclassified Shares of Rs. 10 each	**48.00**	48.00
		250.00	250.00
Issued, Subscribed and Paid up:			
20,20,000	Equity Shares of Rs. 10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**202.00**	202.00
		202.00	202.00

SCHEDULE 'B'

INVESTMENTS

(Rs. in lacs)

		As at 31st March, 2001 Rs.	Rs.	As at 31st March, 2000 Rs.	Rs.
Long Term Investments (other Investments)					
Unquoted					
In Equity Shares - fully paid up					
50,000 (-)	Rosche Trading Pvt. Ltd. of Rs.10 each		**5.00**		–
In Preference Shares - partly paid up					
90,000 (-)	Rosche Trading Pvt. Ltd. of Rs.100 each, Rs.55 paid up		**49.50**		–
In Debentures - fully paid up (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)					
42,00,000	Reliance Polyolefins Pvt. Ltd.	**42,000.00**		42,000.00	
3,21,000	Reliance Chemicals Pvt. Ltd. (Series I)	**3,210.00**		3,210.00	
28,84,042	Reliance Chemicals Pvt. Ltd. (Series II)	**28,840.42**		28,840.42	
33,94,160	Reliance Aromatics and Petrochemicals Pvt. Ltd.	**33,941.60**		33,941.60	
33,94,160	Reliance Energy & Project Development Pvt. Ltd.	**33,941.60**		33,941.60	
			1,41,933.62		1,41,933.62
			1,41,988.12		1,41,933.62

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

(Rs. in lacs)

CURRENT ASSETS, LOANS AND ADVANCES	**As at 31st March, 2001 Rs.**	**Rs.**	As at 31st March, 2000 Rs.	Rs.
Current Assets				
Cash and Bank Balances				
Balance with Bank				
In Current Account with a Scheduled Bank		**0.35**		0.94
Loans and Advances				
Debenture application money	**934.10**		–	
Advance payment of taxes	**0.09**		0.09	
		934.19		0.09
		934.54		1.03

Notes on Accounts

SCHEDULE 'D'

1. **Significant Accounting Policies**

   a) **General**

   The financial statements have been prepared in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956.

   b) **Revenue recognition**

   The Company follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

   c) **Investments**

   Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the management opinion.

   d) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. The Current financial year is for the period of twelve months, whereas the previous year was for a period from 27th July, 1999 to 31st March, 2000. The current financial year's figures to that extent are not comparable.

3. Contingent Liabilities

	As at 31st March, 2001 Rs./lacs	As at 31st March, 2000 Rs./lacs
Uncalled liabilities on partly paid Preference shares	**40.50**	–

4. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'D' (contd..)

5. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	121009	State Code	11
Balance Sheet Date	31-03-01		

2. **Capital raised during the year:** (Rs. in lacs)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in lacs)

Total Liabilities	142923.72	Total Assets	142923.72
Source of Funds:			
Paid-up Capital	202.00	Reserves and Surplus	NIL
Secured Loans	NIL	Unsecured Loans	142721.72
Application of Funds:			
Net Fixed Assets	NIL	Investments	141988.12
Net Current Assets	934.39	Miscellaneous Expenditure	0.88
Accumulated Losses	0.33		

4. **Performance of Company:** (Rs. in lacs)

Turnover/Income	NIL	Total Expenditure	0.43
Profit/(Loss) before Tax	(0.43)	Profit/(Loss) after Tax	(0.43)
Earnings per Share (Rs)	NIL	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

For and on behalf of the Board

L.V. Merchant
M. D. Sudharsan
Surendra Pipara
} Directors

Mumbai
Dated : 26th April, 2001

Directors' Report

To,
The Members,

Your Directors present the first Annual Report together with the Audited Statement of Accounts for the period ended 31st March, 2001.

Operations

During the year under review, the Company has earned a profit of Rs. 0.84 lacs. Your Directors have not recommended any dividend on equity shares for the period under review.

Wholly Owned Subsidiary

Reliance Industries Limited has acquired entire equity share capital on 13th May, 2000. The Company had therefore become a deemed public company under section 43A of the Companies Act, 1956 being the wholly owned subsidiary of Reliance Industries Limited.

Registration as Non-Banking Financial Company

The Company received the certificate of registration under Section 45(1)A of the Reserve Bank of India Act, 1934, to commence the business of Non-Banking Financial institution on 24th May, 2000.

Change of Name

The Company changed its name to Reliance Power Ventures Limited with effect from 17th May, 2000.

Directors

Shri S. Seth, Shri Atul Dayal and Shri Rohit Shah, were appointed as Additional Directors, with effect from 13th May, 2000. They hold office upto the date of ensuing Annual General Meeting and are eligible for reappointment. The Company has received a notice under section 257 of the Companies Act, 1956, proposing their appointment as Directors, subject to retirement by rotation.

Shri R Santhana Raman and Shri Prakash Beria, resigned as Directors of the Company on 13th May, 2000. The Board wishes to place on record the valuable services rendered by them during their tenure as Directors.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial year ended 31st March, 2001 on a 'going concern' basis.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any public deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Auditors

Messrs. Chaturvedi and Shah and Messrs. Rajendra and Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and co-operation received from various Statutory Authorities.

For and on behalf of the Board

S. Seth
Atul Dayal } Directors
Rohit Shah

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,

The Members of Reliance Power Ventures Limited.

We have audited the attached Balance Sheet of Reliance Power Ventures Limited as at 31st March, 2001 and the Profit and Loss Account of the Company for the period ended on that date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.
   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.
   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.
   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:
      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March 2001, and
      ii) in so far as it relates to the Profit and Loss Account, of the 'Profit' of the Company for the period ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company has no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.
2. Since the Company has not carried out any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A and item (ii) of the clause D of paragraph 4 of the aforesaid Order are not applicable.
3. The Company has taken interest-free unsecured loans from its holding Company. It has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.
4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.
8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (0) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.
14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company. The Company's investments are held in its own name, save and except, those in the process of being transferred in its name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Balance Sheet as at 31st March, 2001

(Rs. In lacs)

	Schedule	As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	'A'	202.00	
Reserves and Surplus:			
Profit and Loss Account		0.84	
			202.84
Loan Funds			
Unsecured loan from the Holding Company			48,605.50
Total			48,808.34
APPLICATION OF FUNDS			
Investments	'B'		49,267.31
Current Assets, Loans and Advances	'C'		
Current Assets			
Cash and Bank balances		0.78	
Loans and Advances		0.39	
		1.17	
Less : Current Liabilities and Provisions			
Current Liabilities			
Sundry Creditors		460.59	
Provisions			
Provision for taxation		0.57	
		461.16	
Net Current Assets			(459.99)
Miscellaneous Expenditure (To the extent not written off or adjusted)	'D'		1.02
Total			48,808.34
Notes on Accounts	'E'		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

S. Seth
Atul Dayal
Rohit Shah
} Directors

Mumbai
Dated : 26th April, 2001

Profit and Loss Account for the Period ended 31st March, 2001

(Rs. In lacs)

	Schedule	For the period 19-1-2000 to 31-3-2001 Rs.	Rs.
INCOME			
Interest (Tax Deducted at source Rs. 0.39 lacs)		1.76	
Miscellaneous income		0.21	
			1.97
EXPENDITURE			
Audit fees		0.13	
Filling fees		0.01	
Professional fees		0.04	
General expenses		0.06	
Preliminary Expenditure written off		0.32	
			0.56
Profit before tax			1.41
Less : Provision for Taxation			0.57
Balance carried to Balance Sheet			0.84
Notes on Accounts	'E'		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

S. Seth
Atul Dayal } Directors
Rohit Shah

Mumbai
Dated : 26th April, 2001

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

		(Rs. in lacs) As at 31st March, 2001 Rs.
Authorised:		
21,00,000	Equity Shares of Rs.10 each	210.00
4,00,000	Unclassified Shares of Rs.10 each	40.00
		250.00
Issued, Subscribed and Paid up:		
20,20,000	Equity Shares of Rs.10 each fully paid up (held by Reliance Industries Limited, the Holding Company)	202.00
		202.00

SCHEDULE 'B'

INVESTMENTS

		(Rs. in lacs) As at 31st March, 2001 Rs.
Long Term Investments		
Quoted		
In Equity Shares - fully paid up		
2,02,38,252	BSES Limited of Rs. 10 each	49,267.31
		49,267.31

AGGREGATE VALUE OF	As at 31st March, 2001	
	Book Value Rs.	**Market Value Rs.**
Quoted Investments	49,267.31	38,017.56
Unquoted Investments	—	
	49,267.31	

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

CURRENT ASSETS, LOANS AND ADVANCES

	(Rs. in lacs) **As at 31st March, 2001 Rs.**
Current Assets	
Cash and Bank Balances	
Balance with Bank	
In Current Account with a Scheduled Bank	**0.78**
Loans and Advances	
Advances payment of taxes	**0.39**
	1.17

SCHEDULE 'D'

MISCELLANEOUS EXPENDITURE

	(Rs. in lacs) **As at 31st March, 2001 Rs.**
Preliminary Expenses	**1.34**
Less: Written off during the period	**0.32**
	1.02

Notes on Accounts

SCHEDULE 'E'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **General**
   The financial statements have been prepared in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956.

   b) **Revenue recognition**
   The Company follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

   c) **Investments**
   Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the management opinion.

   d) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. The Company was incorporated on 19th January, 2000 and the Accounts are therefore prepared for the period 19th January, 2000 to 31st March, 2001. This being the first financial year of the Company, no corresponding figures for the previous year are available.

3. Consequent to fresh Certificate of Incorporation dated 17th May, 2000 received from the Registrar of Companies Maharashtra, name of the Company has been changed from "Tex-Style Synthetics Private Limited" to "Reliance Power Ventures Private Limited" and was further changed to "Reliance Power Ventures Limited", since the company had become a wholly owned subsidiary of a public limited company.

4. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'E' (contd..)

5. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	123731	State Code	11
Balance Sheet Date	31-03-01		

2. **Capital raised during the year:** (Rs. in lacs)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	202.00

3. **Position of mobilisation and deployment of funds:** (Rs. in lacs)

Total Liabilities	48808.34	Total Assets	48808.34
Source of Funds:			
Paid-up Capital	202.00	Reserves and Surplus	0.84
Secured Loans	NIL	Unsecured Loans	48605.50
Application of Funds:			
Net Fixed Assets	NIL	Investments	49267.31
Net Current Assets	(459.99)	Miscellaneous Expenditure	1.02
Accumulated Losses	NIL		

4. **Performance of Company:** (Rs. in lacs)

Turnover/Income	1.97	Total Expenditure	0.56
Profit before Tax	1.41	Profit after Tax	0.84
Earnings per Share (Rs)	0.04	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

S. Seth
Atul Dayal
Rohit Shah
} Directors

Mumbai
Dated : 26th April, 2001

Directors' Report

To
The Members,

Your Directors present the First Annual Report together with the Audited Statement of Accounts for the period 17th August, 2000 (Date of incorporation) to 31st March, 2001.

Operations

The Company received the certificate of registration under provisions of sub section (2A) of Section 3 of The Insurance Act, 1938, issued by Insurance Regulatory and Development Authority to commence the business of General Insurance Company on 23rd October, 2000.

During the period, the Company has booked the gross direct premium of Rs.106.73 lacs and income from investments of Rs. 508.26 lacs and earned a profit of Rs.45.08 lacs. Your Company has not recommended any dividend on equity shares for the period under review.

The Company has set up representative office in ten locations viz., Baroda, Bangalore, Chennai, Hyderabad, Kolkata, Lucknow, Ludhiana, Mumbai, New Delhi and Pune.

Wholly Owned Subsidiary

The Company has become the wholly owned subsidiary of Reliance Industries Limited with effect from 22nd August, 2000.

Change of Name

The Company changed its name to Reliance General Insurance Company Limited with effect from 12th October, 2000.

Directors

Shri Sandeep Tandon, Director of the Company, retires by rotation and being eligible, offers himself for re-appointment.

Shri S.K. Kanwar and Shri Atul Dayal were appointed as Additional Directors on 17th August, 2000, in terms of Section 260 of the Companies Act, 1956. They shall hold office upto the date of ensuing Annual General Meeting. Necessary resolutions have been set out in the notice for appointment of Shri S.K. Kanwar and Shri Atul Dayal at the ensuing Annual General Meeting. Shri Surendra Pipara and Ms. Mangal K. Kulkarni, have resigned from the board of the company.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 and under the Insurance Act, 1938 with respect to Directors' Responsibility Statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial period ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial period and of the profit or loss of the Company for the period under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 and the Insurance Act, 1938 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial period ended 31st March, 2001 on a 'going concern' basis.

(v) That an internal audit system commensurate with the size and nature of the business exists and is operating effectively.

Constitution of Audit Committee

As required by the provisions of Section 292A of the Companies Act, 1956, the Board of Directors has constituted an Audit Committee. comprising of three Directors viz Shri Sandeep Tandon, Shri S.K. Kanwar and Shri Atul Dayal.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished in this report under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption are not applicable for the year under review, and hence not furnished. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any public deposit during the year.

Auditors

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities. Your Directors wish to place on record their deep sense of appreciation for the devoted services of the executives, and staff of the Company for its success.

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,
The Members,
Reliance General Insurance Company Limited,

We have audited the attached Balance Sheet of Reliance General Insurance Company Limited as at 31st March 2001 and also the Revenue Accounts, Profit and Loss Account and Receipts and Payments Account of the company for the period ended on that date annexed thereto and report that :-

a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit and have found them satisfactory.

b) In our opinion, proper Books of Account as required by law, have been maintained by the company, so far as appears from our examination of the Books of the Company.

c) The Balance Sheet, Revenue Accounts, Profit and Loss Account and Receipts and Payments Account referred to in this report are in agreement with the books of accounts.

d) Investments have been valued in accordance with the provisions of the Insurance Regulatory and Development Act, 1999 and Regulations framed there under.

e) We have verified the cash and bank balances and the investments of the company by actual inspection or by obtaining confirmation wherever necessary.

f) We have reviewed the Management Report attached hereto and in our opinion there is no apparent mistake or material inconsistencies with the financial statements.

g) In our opinion, and according to the information and explanation given to us, the company has complied with the terms and conditions of the Registration stipulated by the Insurance Regulatory and Development Authority.

h) In our opinion the accounting policies selected by the company are appropriate and the said policies, Balance Sheet, Revenue Accounts, Profit and Loss Account and Receipts and Payments Account are in compliance with the mandatory Accounting Standards referred to in section 211 (3C) of the Companies Act, 1956 to the extent applicable and with accounting principles as prescribed in the relevant Regulations framed under the Insurance Regulatory and Development Act,1999.

i) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act 1956.

j) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet, Revenue Accounts, Profit and Loss Account and Receipts and Payments Account read together with the notes thereon give the information required by the Insurance Act 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act 1956, to the extent applicable, and in the manner so required and present a true and fair view:

   i) In so far as it relates to the Balance Sheet of the state of affairs of the company as at 31st March 2001, and,

   ii) In so far as it relates to Revenue Accounts, of the 'Deficit' of the company for the financial period ended on that date,

   iii) In so far as it relates to the Profit and Loss Account, of the 'Profit' of the company for the financial period ended on that date, and

   iv) In so far as it relates to the Receipts and Payments Account of the receipts and payments of the company for the period ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

Balance Sheet as at 31st March, 2001

	Schedule Nos.		As at 31st March, 2001 (Rs. '000)
SOURCES OF FUNDS			
Share Capital	1		102 00 07
Reserve and Surplus	2		45 08
TOTAL			**102 45 15**
APPLICATION OF FUNDS			
Investments	3		97 44 56
Fixed Assets	4		
Gross Block		1 48 05	
Less: Depreciation		4 62	
Net Block			1 43 43
Current Assets			
Cash and Bank Balances	5	85 11	
Advances and other assets	6	2 59 70	
TOTAL (A)		**3 44 81**	
Current Liabilities and Provisions			
Current Liabilities	7	1 37 53	
Provisions	8	1	
TOTAL (B)		**1 37 54**	
Net Current Assets- TOTAL (A - B)			2 07 27
Miscellaneous Expenditure (to the extent not written off or adjusted)	9		1 49 89
TOTAL			**102 45 15**

Significant Accounting policies	13	
Notes on Accounts	14	
CONTINGENT LIABILITIES		
Partly paid-up investments		Nil
Claims, other than against policies, not acknowledged as debts by the company		Nil
Underwriting commitments outstanding		Nil
Guarantees given by or on behalf of the Company		Nil
Statutory demands/liabilities in dispute, not provided for		Nil
Reinsurance obligations		Nil

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Vijay Pawar
Principal Officer

Fire Revenue Account for the Period Ended 31st March, 2001

	Schedule Nos.	Current Period (Rs.'000)
INCOME		
Premiums earned (net) (Rs. 597)	10	-
Change in provision for Unexpired-risk (Rs.299)		-
TOTAL (A) (Rs. 298)		-
EXPENDITURE		
Commission	11	(10 71)
Operating expenses relating to insurance business	12	3 78 11
TOTAL (B)		**3 67 40**
Operating profit/(loss) from Fire business (A-B)		**(3 67 40)**

Miscellaneous Revenue Account for the Period ended 31st March, 2001

	Schedule Nos	Current Period (Rs.'000)
INCOME		
Premiums earned (net)	10	2
Change in provision for Unexpired-risk		(1)
TOTAL (A)		**1**
EXPENDITURE		
Commission	11	(37)
Operating expenses relating to insurance business	12	53 23
TOTAL (B)		**52 86**
Operating profit/(loss) from Miscellaneous business (A-B)		**(52 85)**
Significant Accounting policies	13	
Notes on Accounts	14	

As required by Section 40C(2) of the Insurance Act,1938, we certify that, all expenses of management, wherever incurred, whether directly or indirectly, in respect of Fire and Miscellaneous Insurance Business have been fully debited in the Fire Insurance Revenue Account and Miscellaneous Revenue Account respectively as expenses.

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Vijay Pawar
Principal Officer

Profit and Loss Account for the period ended 31st March, 2001

	Scehdule Nos.	(Rs. '000)	Current Period (Rs. '000)
INCOME			
Operating Profit/(Loss)			
Fire Insurance		(3 67 40)	
Miscellaneous Insurance		(52 85)	
			(4 20 25)
Income from Investments			
Interest, Dividend & Rent - Gross		4 68 79	
Profit on sale of investments		39 47	
			5 08 26
TOTAL (A)			**88 01**
EXPENDITURE			
Provision for diminution in the value of investments			5 46
Preliminary Expenses written off			37 47
TOTAL (B)			**42 93**
Profit Before Tax Total (A-B)			45 08
			-
Less: Provision for Taxation			
Proft After Tax			45 08
Balance carried forward to Balance sheet			**45 08**
Significant Accounting policies	13		
Notes on Accounts	14		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

Mumbai
Dated : 26th April, 2001

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Vijay Pawar
Principal Officer

Schedules Forming Part of the Financial Statements

	As at 31st March, 2001 (Rs.'000)
SCHEDULE – 1	
SHARE CAPITAL	
Authorised Capital	200 00 00
20,00,00,000 Equity Shares of Rs10 each	
Issued, Subscribed and Paid-up Capital	102 00 07

PATTERN OF SHAREHOLDING
[As certified by the Management]

Shareholder	**No. of Shares**	**% of Holding**
Promoters		
- Indian - M/s Reliance Industries Limited (Holding Company)	10,20,00,700	100%
- Foreign	Nil	Nil
	10,20,00,700	**100%**

	(Rs.'000)	As at 31st March, 2001 (Rs.'000)
SCHEDULE – 2		
RESERVES AND SURPLUS		
Balance in Profit and Loss Account		45 08
SCHEDULE- 3		
INVESTMENTS		
LONG TERM INVESTMENTS		
Central Government securities	38 92 73	
Debentures/Bonds	23 91 83	
		62 84 56
SHORT TERM INVESTMENTS		
Debentures (Includes Rs.10 crores of Holding Company)	30 00 00	
Short Term Deposits (Includes Rs. 0.60 crores in Holding Company)	4 60 00	
		34 60 00
		97 44 56
Investments in India		97 44 56
Investments outside India		Nil
		97 44 56

SCHEDULE - 4
FIXED ASSETS

(Rs in '000)

Particulars	Cost / Gross Block			Depreciation			Net Block
	Additions	Deductions	As at 31-03-2001	For The Period	On Sales/ Adjust-ments	Up To 31-03-2001	As at 31-03-2001
Furniture & Fittings	4 20	–	4 20	31	–	31	3 89
Computers	10 20	–	10 20	22	–	22	9 98
Vehicles	1 11 78	–	1 11 78	3 01	–	3 01	1 08 77
Office Equipment	21 87	–	21 87	1 08	–	1 08	20 79
TOTAL	**1 48 05**	–	**1 48 05**	**4 62**	–	**4 62**	**1 43 43**

Schedules Forming Part of the Financial Statements

	(Rs.'000)	As at 31st March, 2001 (Rs.'000)
SCHEDULE- 5		
CASH AND BANK BALANCES		
Cash (including cheques, drafts and stamps)		41 94
Bank Balances- Current Accounts		43 17
		85 11
Cash and Bank balances in India		85 11
Cash and Bank balances outside India		Nil
		85 11
SCHEDULE – 6		
ADVANCES AND OTHER ASSETS		
ADVANCES		
Pre-payments	50	
Advance Tax paid and Tax Deducted at Source	1 41	
Rental and Telephone Deposits	29 01	
Advances to Staff	28 71	
Other Advances	11 80	
		71 43
OTHER ASSETS		
Income Accrued on Investments	1 79 79	
Due from Holding Company	8 48	
		1 88 27
		2 59 70
SCHEDULE – 7		
CURRENT LIABILITIES		
Unearned Premium		6 82
Balances due to other Insurance companies		40 37
Premiums received in Advance		53 81
Sundry Creditors		36 53
		1 37 53
SCHEDULE –8		
PROVISIONS		
Reserve for Unexpired Risks		1
SCHEDULE – 9		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Preliminary Expenditure		
Company incorporation expenses		1 41 10
Pre-operative Expenses		46 26
		1 87 36
Less : Written off during the year		37 47
Balance carried forward to Balance Sheet		1 49 89

Schedules Forming Part of the Financial Statements

	(Rs.'000)	As at 31st March, 2001 (Rs.'000)
SCHEDULE –10		
PREMIUM EARNED [NET]	**Fire**	**Miscellaneous**
Premium from direct business written	93 56	13 17
Less : Premium on reinsurance ceded	44 59	1 49
Sub-Total	48 97	11 68
Adjustment for changes in Unearned Premium	(87)	(5 95)
Adjustment for changes in premium received in advance	(48 10)	(5 71)
Total Premium Earned (Net) (Fire Rs.597)	-	2
Premium Income from business effected		
In India (Fire Rs.597)	-	2
Outside India	Nil	Nil
Total Premium Earned (Net)	**-**	**2**

SCHEDULE-11

COMMISSION

	Fire	Miscellaneous
Commission paid		
Direct	Nil	Nil
Less: Commission on Re-Insurance Ceded	10 71	37
Net Commission	**(10 71)**	**(37)**

SCHEDULE-12

OPERATING EXPENSES RELATED TO INSURANCE BUSINESS

Employees' remuneration & welfare benefits		39 97
Company's contribution to PF & others		2 74
Staff Welfare		39 11
Travel, conveyance and vehicle running expenses		41 64
Rents, rates & taxes		14 21
Repairs		1 59
Printing & stationery		74
Communication		3 69
Professional charges		35 87
Audit fees		
(a) Audit fees	10	
(b) Tax Audit fees	5	15
Training and conference expenses		6 89
Entertainment Expenses		1 08
Offfice maintenance expenses		2 12 33
Recruitment expenses		25 98
Depreciation on Assets		4 62
Miscellaneous Expenses		72
TOTAL		**4 31 33**
Allocated to Revenue Account		
Fire	3 78 11	
Miscellaneous	53 22	
TOTAL		**4 31 33**

Schedules Forming Part of the Financial Statements

SCHEDULE – 13

Significant Accounting Policies forming part of the financial statements as at 31st March 2001

1. **Basis of preparation of financial statements**

1.1. The balance sheet, profit and loss account, and revenue accounts are drawn up in accordance with the Insurance Regulatory & Development Authority Regulations read with relevant provisions of the Insurance Act, 1938 and the Companies Act, 1956. Financial statements have been prepared under historical cost convention in accordance with the generally accepted accounting principles, and conform to the statutory provisions in regard to general insurance operations in India.

1.2. The Company generally follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

2. **Revenue Recognition**

2.1 **Premium**

In the case of insurance policies, premium is recognised as income over the contract period: Premium relating to the contact period beyond the accounting year is transferred to "unearned premium" account.

2.2 **Investment Income**

Investment income relating to policyholders' funds is taken to respective Revenue Accounts and investment income relating to shareholders' funds is taken to Profit & Loss Account.

3. **Investments**

3.1. Investment in debt securities including government securities is shown in the Balance sheet at cost subject to Amortisation over the maturity period.

3.2. Impairment in value of investments based on realisable value of investments is considered in Profit & Loss Account.

4. **Fixed Assets**

4.1. Fixed assets are stated at cost less accumulated depreciation.

4.2. Depreciation on fixed assets is provided on Straight Line Method at the rates and the manner provided in Schedule XIV of the Companies Act, 1956. Assets purchased for value up to Rs. 5000 is written off in the year of purchase.

5. **Expenses of management**

5.1. Expenses of management other than policy stamps and reinsurance expenses are apportioned to revenue accounts on the basis of Gross Direct Premium at the end of the year.

5.2. Provisions for Contribution to Gratuity Fund, Superannuation fund, encashment of leave & retirement benefits are accounted on the basis of annual actuarial valuation.

6. **Provision for unexpired risk**

Provision for unexpired risk is made at 50% of net earned premium.

7. **Amortisation of Expenses**

Preliminary expenses are amortised over a period of five years after the commencement of business.

Notes on Accounts

SCHEDULE – 14

1) There are no encumbrances to assets of the company in and outside India

2) There are no commitments made and outstanding for Loans and Investments. The commitment made for purchase of Fixed Assets is for Rs 0.31 crores.

3) There are no claims paid to claimants in/outside India

4) Value of contracts in relation to investments for:

   (i) Purchases where deliveries are pending - nil

   (ii) Sales where payments are overdue - nil.

5) Cost of securities amounting to Rs. 0.02 crores was written down based on the realisable value and cost of securities amounting to Rs. 0.04 crores was amortised based on 'held to maturity'.

6) Provision for Claims Incurred But Not Reported (IBNR) has not been made, as there are no claims incurred under the policies during the year.

7) Government Securities with a face value of Rs 0.10 crores (Market Value as on 31st March 2001 Rs 0.11crores) has been held as deposit in Subsidiary General Ledger Account with M/s HDFC Bank, New Delhi towards Deposit under Section 7 of the Insurance Act, 1938 pending the opening of the Subsidiary General Ledger Account with Reserve Bank of India, New Delhi.

8) Expenditure incurred during the period prior to Registration with Insurance Regulatory & Development Authority is treated as 'pre-operation expenses'; detailed as under:

Professional Fees	Rs. 0.39 crores
Rent	Rs. 0.02 crores
Travel and Conveyance	Rs. 0.03 crores
Recruitment Expenses	Rs. 0.01 crores
Miscellaneous Expenses	Rs. 0.01 crores
Total	**Rs. 0.46 crores**

9) Sector-wise break-up of gross direct premium written is as under:

Sector	Amount	Percentage
Rural	nil	nil
Social	nil	nil
Other	Rs 1.07 crores	100.00
Total	**Rs 1.07 crores**	**100.00**

The obligation under Insurance Regulatory & Development Authority (Obligations of Insurers to Rural or Social Sectors) Regulations, 2000 for the current year is to be fulfilled in the next year.

10) There is no investment income under for the policy holders' funds during the year.

11) Figures are given in thousands of rupees as per Insurance Regulatory & Development Authority Regulations, 2000 and figures below rupees one thousand are shown in brackets wherever necessary.

12) The Company was incorporated on 17th August 2000 and the accounts are therefore prepared for the period 17th August 2000 to 31st March 2001. This being the first financial year of the Company, no corresponding figures for the previous year are available.

Notes on Accounts

13) Balance Sheet Abstract and Company's General Business Profile:

1. **Registration Details:**

Registration No.	11-128300
State Code	11
Balance Sheet Date	31-03-01

2. **Capital raised during the year:** (Amount in Rs. Thousands)

Public Issue	NIL
Rights Issue	NIL
Bonus Issue	NIL
Private Placement	1020007

3. **Position of mobilisation and deployment of funds:** (Amount in Rs. Thousands)

Total Liabilities	1024515
Total Assets	1024515
Source of Funds:	
Paid-up Capital	1020007
Reserves and Surplus	4508
Secured Loans	NIL
Unsecured Loans	NIL
Application of Funds:	
Net Fixed Assets	14343
Investments	974456
Net Current Assets	20727
Miscellaneous Expenditure	14989

4. **Performance of Company:** (Amount in Rs. Thousands)

Turnover (Net Premium, income from investments and other incomes)	51936
Total Expenditure	47428
Profit/(Loss) before Tax	4508
Profit/(Loss) after Tax	4508
Earnings per Share (Rs.)	0.04
Dividend Rate(%)	0

5. **Generic names of three principal products, services of the Company (As per monetary terms):**

Item Code No.	NOT APPLICABLE
Product Description	GENERAL INSURANCE

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Vijay Pawar
Principal Officer

Receipts and Payments Account for the period ended 31st March, 2001

	As at 31st March, 2001 (Rs. '000)	(Rs. '000)
Cash flows from operating activities		
Direct Premiums received	1 07 01	
Coinsurance Accounts (Net)	5 38	
Expenses of Management	(4 21 64)	
Preliminary Expenses	(1 87 37)	
Staff Loans and Advances given	(65 56)	
Other Receipts	12 74	
Net Flow		(5 49 44)
Cash flows from investing activities		
Purchase of investments	(209 75 26)	
Sale of investments	112 60 07	
Purchase of fixed Assets	(1 42 56)	
Interest received	2 92 23	
Net Flow		(95 65 52)
Cash flows from financing activities		
Proceeds from issue of Share Capital		102 00 07
Cash and cash equivalents at the end of period		85 11

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Vijay Pawar
Principal Officer

Directors' Report

To the Members,

Your Directors present the First Annual Report together with the Audited Statement of Accounts for the period 17th August, 2000 (Date of incorporation) to 31st March, 2001.

Operations

The Company has applied for registration with Insurance Regulatory and Development Authority on 24th August, 2000 and has received in principle approval on 11th January, 2001. The final registration will be received on completion of certain formalities. The Company is in the process of preparing the business process, formulating systems, procedures etc.

Since the operation of the business has not commenced, Revenue and Profit and Loss Account for the period are not prepared. Your Directors have not recommended any dividend on equity shares for the period under review.

Change of Name

The Company changed its name to Reliance Life Insurance Company Limited with effect from 12th October, 2000.

The Company has become a wholly owned subsidiary of Reliance Industries Limited with effect from 22nd August, 2000.

Directors

Shri Sandeep Tandon, Director of the Company, retires by rotation and being eligible, offers himself for re- appointment.

Shri S K Kanwar and Shri Sandeep Junnarkar were appointed as Additional Directors on 17th August, 2000, in terms of Section 260 of the Companies Act, 1956. They shall hold office upto the date of ensuing Annual General Meeting. Necessary resolutions have been set out in the notice for appointment of Shri S K Kanwar and Shri Sandeep Junnarkar at the ensuing Annual General Meeting. Shri Surendra Pipara and Ms. Mangal K. Kulkarni, have resigned from the board of the company.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 and under the Insurance Act, 1938 with respect to Directors' Responsibility Statement, it is hereby confirmed:

(i) That in the preparation of the accounts for the financial period ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) That the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial period and of the profit or loss of the Company for the period under review;

(iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 and the Insurance Act, 1938 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) That the Directors have prepared the accounts for the financial period ended 31st March, 2001 on a 'going concern' basis.

(v) That an internal audit system commensurate with the size and nature of the business exists and is operating effectively.

Personnel

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished in this report under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption are not applicable for the year under review, and hence not furnished. There was no foreign exchange earnings or outgo during the year.

Deposits

The Company has not accepted any public deposit during the year.

Auditors

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities. Your Directors wish to place on record their deep sense of appreciation for the devoted services of the executives, and staff of the Company for its success.

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Sandeep Junnarkar
Director

Mumbai
Dated : 26th April, 2001

Auditors' Report

To,
The Members,
Reliance Life Insurance Company Limited,

We have audited the attached Balance Sheet of Reliance Life Insurance Company Limited as at 31st March 2001 and also Receipts and Payments Account of the company for the period ended on that date annexed thereto and report that :-

a) The company has not obtained the final registration from the Insurance Regulatory and Development Authority and since the operation of the business has not commenced, Revenue Account and Profit and Loss Account for the period are not prepared.

b) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit and have found them satisfactory.

c) In our opinion, proper Books of Account as required by law, have been maintained by the company, so far as appears from our examination of the Books of the Company.

d) The Balance Sheet and the Receipts and Payments Account referred to in this report are in agreement with the books of accounts.

e) We have verified the bank balances of the company by obtaining confirmation.

f) We have reviewed the Management Report attached hereto and in our opinion there is no apparent mistake or material inconsistencies with the financial statements.

g) In our opinion the accounting policies selected by the company are appropriate and the said policies, Balance Sheet and Receipts and Payments Account are in compliance with the mandatory Accounting Standards referred to in section 211 (3C) of the Companies Act, 1956 to the extent applicable and with accounting principles as prescribed in the relevant Regulations framed under the Insurance Regulatory and Development Act,1999.

h) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March 2001 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act 1956.

i) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Receipts and Payments Account read together with the notes thereon give the information required by the Insurance Act 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act 1956, to the extent applicable, and in the manner so required and present a true and fair view:

   i) In so far as it relates to the Balance Sheet of the state of affairs of the Company as at 31st March 2001, and

   ii) In so far as it relates to the Receipts and Payments Account of the receipts and payments of the company for the period ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

Balance Sheet as at 31st March, 2001

	Schedule Nos.		As at 31st March, 2001 (Rs. '000)
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1		200 07
TOTAL			**200 07**
APPLICATION OF FUNDS			
Fixed Assets	2		
Gross Block		26 10	
Less: Depreciation		146	
Net Block			24 64
Current Assets			
Cash and Bank Balances	3	39	
Advances and other assets	4	15 97	
Sub Total		**16 36**	
Less: Current Liabilities	5	1 42 04	
Net Current Assets			(1 25 68)
Miscellaneous Expenditure			
(to the extent not written off or adjusted)	6		3 01 11
TOTAL			**2 00 07**
Significant Accounting policies	7		
Notes on Accounts	8		
CONTINGENT LIABILITIES			
Partly paid-up investments			Nil
Claims, other than against policies, not acknowledged as debts by the company			Nil
Underwriting commitments outstanding			Nil
Guarantees given by or on behalf of the Company			Nil
Statutory demands/liabilities in dispute, not provided for			Nil
Reinsurance obligations			Nil

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Sandeep Junnarkar
Director

Mumbai
Dated : 26th April, 2001

Schedules Forming Part of the Financial Statements

As at 31st March, 2001
(Rs. '000)

SCHEDULE-1

SHARE CAPITAL

Authorised Capital	
20,00,00,000 Equity Shares of Rs10 Each	200 00 00
Issued, subscribed and paidup Capital	
20,00,700 Equity Shares of Rs10 Each	2 00 07

SCHEDULE -1A

PATTERN OF SHAREHOLDING

	As at 31st March, 2001	
(As certified by the Management)	No. of Shares	% of holding
Promoters		
- Indian - M/S Reliance Industries Limited (Holding Company)	20,00,700	100%

SCHEDULE - 2
FIXED ASSETS

(Rs in '000)

Particulars	Cost / Gross Block			Depreciation			Net Block
	Additions	Deductions	As at 31-03-2001	For The Period	On Sales/ Adjust-ments	Up To 31-03-2001	As at 31-03-2001
Furniture & Fittings	1 22	–	1 22	28	–	28	94
Computers	1 19	–	1 19	3	–	3	1 16
Vehicles	19 08	–	19 08	57	–	57	18 51
Office Equipment	4 61	–	4 61	58	–	58	4 03
Others (Specify nature)	–	–	–	–	–	–	–
TOTAL	**26 10**	**–**	**26 10**	**1 46**	**–**	**1 46**	**24 64**

As at 31st March, 2001
(Rs'000)

SCHEDULE -3

CASH AND BANK BALANCES

Bank Balances Current Account	39
CASH AND BANK BALANCES	
- In India	39
- Outside India	-
	39

SCHEDULE - 4

ADVANCES AND OTHER ASSETS

ADVANCES	
Rental and Telephone Deposits	1 32
Advances to Staff	14 39
Other Advances	26
	15 97

SCHEDULE - 5

CURRENT LIABILITIES

Sundry creditors	8 97
Due to holding company	1 33 07
	1 42 04

SCHEDULE-6

MISCELLANEOUS EXPENDITURE
(To the extent not written off or adjusted)
Preliminary Expenses

Company Incorporation Expenses	1 41 10
Pre-operative Expenses	1 60 01
	3 01 11

Schedules Forming Part of the Financial Statements

SCHEDULE - 7

Significant accounting policies forming part of financial statements for the period ending 31st March, 2001

1. **Basis of preparation of financial statements**

1.1. The balance sheet, profit and loss account, and revenue accounts are drawn up in accordance with the Insurance Regulatory & Development Authority Regulations read with relevant provisions of Insurance Act, 1938 and Companies Act, 1956. Financial statements have been prepared under historical cost convention in accordance with the generally accepted accounting principles, and conform to the statutory provisions in regard to Life Insurance operations in India

1.2. The Company generally follows mercantile system of accounting and recognises significant items of income and expenditure on accrual basis.

2. **Fixed Assets**

2.1. Fixed assets are stated at cost less accumulated depreciation.

2.2. Depreciation on fixed assets is provided on Straight Line Method at the rates and the manner provided in Schedule XIV of the Companies Act, 1956. Assets purchased for value up to Rs. 5000/- is written off during the year of purchase.

3. **Amortisation of Expenses**

Preliminary expenses including pre-operative expenses are amortised over a period of five years after the commencement of business.

Notes on Accounts

SCHEDULE - 8

1) The company has applied for registration with the Insurance Regulatory & Development Authority and the same is pending .

2) Since the operation of the business has not commenced, Revenue Account and Profit & Loss Account for the period are not prepared, and expenditure incurred during the period, as detailed under, are treated as 'pre-operation expenses' and carried to the Balance Sheet.

Office Maintenance Expenses	Rs.0.71 crores
Professional Charges	Rs.0.50 crores
Employees' Remuneration	Rs.0.22 crores
Travelling and Conveyance	Rs.0.08 crores
Rent	Rs.0.01 crores
Miscellaneous	Rs.0.08 crores
Total	**Rs.1.60 crores**

3) All expenses incurred during the year are towards preparation of feasibility report, project report, writing down of business processes, procedures, and systems for the proposed insurance business. These expenses are taken as preliminary expenditure and capitalised pending the commencement of business.

4) There are no commitments made and outstanding for Loans, Investments and Fixed Assets.

5) The Company was incorporated on 17th August, 2000 and the accounts are therefore prepared for the period 17th August, 2000 to 31st March, 2001. This being the first financial year of the Company, no corresponding figures for the previous year are available.

Notes on Accounts

6) **Balance Sheet Abstract and Company's General Business Profile:**

1.	**Registration Details:**	
	Registration No.	11-128301
	State Code	11
	Balance Sheet Date	31-03-01
2.	**Capital raised during the year:** (Amount in Rs. Thousands)	
	Public Issue	NIL
	Rights Issue	NIL
	Bonus Issue	NIL
	Private Placement	20007
3.	**Position of mobilisation and deployment of funds:** (Amount in Rs. Thousands)	
	Total Liabilities	20007
	Total Assets	20007
	Source of Funds:	
	Paid-up Capital	20007
	Reserves and Surplus	NIL
	Secured Loans	NIL
	Unsecured Loans	NIL
	Application of Funds:	
	Net Fixed Assets	2464
	Investments	NIL
	Net Current Assets	(12568)
	Miscellaneous Expenditure	30111
4.	**Performance of Company:** (Amount in Rs. Thousands)	
	Turnover	NIL
	Total Expenditure	NIL
	Profit/(Loss) before Tax	NIL
	Profit/(Loss) after Tax	NIL
	Earnings per Share (Rs.)	NIL
	Dividend Rate(%)	0
5.	**Generic names of three principal products, services of the Company (As per monetary terms):**	
	Item Code No.	NIL
	Product Description	NIL

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Sandeep Junnarkar
Director

Mumbai
Dated : 26th April, 2001

Receipts and Payments account for the period ended 31st March, 2001

Particulars	As at 31st March, 2001 (Rs. '000)	(Rs. '000)
Cash flows from operating activities		
Incorporation Expenses	(1 41 10)	
Pre-Operative Expenses	(16 51)	
Staff Loans and Advances given	(14 39)	
Deposits and Advances given	(1 58)	
Net Flow		(1 73 58)
Cash flows from investing activities		
Purchase of fixed Assets	(26 10)	
Net Flow		(26 10)
Cash flows from financing activities		
Proceeds from issue of Share Capital		2 00 07
Cash and cash equivalents at the end of period		**39**

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R Shah
Partner

Mumbai
Dated : 26th April, 2001

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Sandeep Junnarkar
Director

Independent Auditors' Report

To,
The Members of Reliance Technologies LLC

We have audited the accompanying balance sheet of Reliance Technologies LLC, a Delaware Company as of March 31,2001, and the related statements of income, members equity and cash flows since inception through March 31,2001.These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Reliance Technologies, LLC , since inception through March 31,2001, and the results of its operations and its cash flows since inception through March 31,2001 in conformity with U.S. generally accepted accounting principles.

JAMES F. SEXTON & ASSOC., LTD.
CERTIFIED PUBLIC ACCOUNTANTS

April 26, 2001

Balance Sheet as at March 31, 2001

	As at March 31, 2001 (US $)
ASSETS	
CURRENT ASSETS	
Cash	39,803
Capital Subscription Receivable	5,555
Total Current Assets	**45,358**
OTHER ASSETS	
Organizational Expense	3,000
Amortization Allowance	(550)
Investment - eVision, LLC	2,057,000
Total Other Assets	**2,059,450**
TOTAL ASSETS	**2,104,808**
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accrued Expenses	14,274
Total Current Liabilities	**14,274**
MEMBERS' EQUITY	
Members' Contributed Capital	4,055,555
Current Period Loss	(1,965,021)
Total Members' Equity	**2,090,534**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**2,104,808**

The accompanying notes are an integral part of the financial statements

Statement of Income and Members' Equity Inception through March 31, 2001

	2000-2001 (US $)
Revenue	
Operating Expenses	
Bank Service Charges	150
Legal & Professional	28,212
Amortization Expense	550
License & Taxes	100
Total Operating Expenses	**29,012**
Operating Income (Loss)	**(29,012)**
Other Income (Expense)	
Interest Income	6,991
Equity in loss of eVision, LLC	(1,943,000)
Total Other Income (Expense)	(1,936,009)
Net Income (Loss)	**(1,965,021)**
Members' Initial Capital	**4,055,555**
Members' Equity-Ending	**2,090,534**

Statement of Cash Flows Inception through March 31, 2001

	2000-2001 (US $)
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	(1,965,021)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Amortization	550
Equity in loss of eVision. LLC.	1,943,000
Increase (decrease) in capital subscription receivable	(5,555)
Increase (decrease) in accrued expenses	14,274
Net cash Provided By (Used in) Operating Activities	(12,752)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in eVision, LLC.	(4,000,000)
Organizational costs	(3,000)
Proceeds from members' capital	4,055,555
Net Cash Provided by (Used in) Investing Activities	52,555
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,803
Cash and Cash Equivalents	
Beginning of the year	-
End of the year	39,803
Amounts included in Operating Expenses Above	
Interest Expenses	-
Income Taxes	-

The accompanying notes are an integral part of the financial statements

Notes on Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business

The Company was formed in Delaware to make business investments and is not involved in any other business activity.

Cash Equivelents

Holdings in highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment in Affiliate

The companay's investments in 20% to 50%-owned affiliates are accounted for using the equity method.

Amortization

Organization costs are amortized using the straight-line method over five years.

Income Tax Status

The Company is treated for federal income tax purposes as a pass-through entry. Shares of income, deduction, etc are taken into account by the respective members for federal income tax purposes. Therefore, no provision, liability or benefit for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in confomity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompaying notes. Actual results could differ from those estimates.

Concentration of Risk

The Company, has invested in the development stage company described below. The future value of the investement is uncertain.

Note 2. Investment in Affiliate

The Company's investment in affiliate consists initially of approximately 34% interest in eVision LLC, a developer of visual recognition technology designed for media creators, media users and their customers. Condensed eVision LLC, financial data for the nine months ended March 31, 2001 is summarized below:

	(US $)
Current assets	2,059,400
Fixed assets (Net)	266,200
Other assets	37,800
Current liabilities	270.900
Members' equity	2,092,600
Revenue	-
Operating expenses	2,230,700
Other income-interest	117,000
Net (loss)	(2,113,700)

The Company recorded the amount of US $1,943,000 as the loss for nine months ended March 31, 2001 applicable to its interest under the equity method of accounting for the investment.

Note 3. Membership ownership

The company ownership consists of two members, Reliance Industries Limited (90% interest) and Ram Tech Holdings, Inc. (10% interest) whose membership contribution amounted to US $3,650,000 and US $405,555 respectively, which includes US $5,555 paid in May 2001 by Ram Tech Holdings.

Independent Auditors' Report

Board of Directors and Stockholder
Reliance Infocom, Inc.
New York,

We have audited the accompanying balance sheet of Reliance Infocom, Inc. as of March 31, 2001, and the related statements of operations and accumulated deficit and cash flows for the period from September 21, 2000 (inception) through March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Reliance Infocom, Inc. as of March 31, 2001, and the results of its operations and its cash flows for the period from September 21, 2000 (inception) through March 31, 2001 in conformity with accounting principles generally accepted in the United States.

RICHARD A. EISNER & COMPANY, LLP
ACCOUNTANTS AND COUNSULTANTS

New York,
April 30, 2001

Balance Sheet as at March 31, 2001

	As at March 31, 2001 (US $)
ASSETS	
Current assets:	
Cash	514,951
Accounts receivable from affiliate	375,000
Prepaid expenses and other current assets	9,260
Total current assets	899,211
Property and equipment, net	14,540
Security deposits	8,699
	922,450
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	23,724
Commitments (Notes C and D)	
Stockholder's equity:	
Common stock - no par value, 1,000 shares authorised and 100 shares issued and outstanding	900,000
Accumulated deficit	(1,274)
Total stockholder's equity	898,726
	922,450

Statement of Operations and Accumulated Deficit

For the Period From September 21, 2000 (Inception) Through March 31, 2001

	2000-01 (US $)
Revenue from consulting services	3,75,000
Interest income	12,780
	3,87,780
General and administrative expenses	3,89,054
Net loss and accumulated deficit	**(1,274)**

Statement of Cash Flows

For the Period From September 21, 2000 (Inception) Through March 31, 2001

	2000-01 (US $)
Cash flows from operating activities:	
Net loss	(1,274)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,601
Changes in:	
Accounts receivable from affiliate	(3,75,000)
Prepaid expenses and other current assets	(9,260)
Accounts payable and accrued expenses	23,724
Net cash used in operating activities	(3,60,209)
Cash flows from investing activities:	
Purchases of property and equipment	(16,141)
Security deposit	(8,699)
Net cash used in investing activities	(24,840)
Cash flows from financing activities:	
Proceeds from the issuance of common stock	9,00,000
Net increase in cash and balance at end of period	**5,14,951**

Notes on Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reliance Infocom, Inc. (the "Company") is a Delaware corporation incorporated on September 21, 2000 as a wholly-owned subsidiary of Reliance Infocom B.V. ("B.V"). On October 17, 2000, 100 shares of common stock were issued to B.V. in exchange for $900,000. During the period ended March 31, 2001, the Company performed information technology consulting services for an affiliate. Revenue from such services represents 100% of the consulting revenue earned.

[1] Property and equipment:

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the useful lives of the assets.

[2] Revenue recognition:

Consulting revenue is recognized as services are performed.

[3] Income taxes:

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

[4] Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	As at March 31, 2001 (US $)	**Estimated Useful Life**
Equipment	13,639	5 years
Furniture and fixtures	2,502	7 years
	16,141	
Less: *accumulated depreciation and amortization*	1,601	
	14,540	

NOTE C - LEASES

The Company is obligated under two operating leases for office space. The lease in New York began on February 1, 2001 and expires on January 31, 2002. The monthly rent is US $3,175. The lease in Maryland is a month to month lease that began on November 1, 2000. The monthly rent is US $2,624. Rent expense under the leases amounted to US $22,100 for the period from September 21, 2000 to March 31, 2001.

NOTE D - EMPLOYMENT CONTRACTS

The Company has two employment agreements which provide for annual payments of US $432,000. Neither agreement provides for a specific term, however, the agreements provide for termination payments aggregating US $244,000 in the event the employees are terminated without cause.

NOTE E - PENSION PLAN

The Company has adopted a 401(k) salary deferral plan covering all eligible employees as defined in the plan. The Company has elected not to make discretionary matching contributions.

ANNEXURE TO THE DIRECTORS' REPORT – RELIANCE GENERAL INSURANCE COMPANY LIMITED

Statement persuant to Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, for the period ended 31st March, 2001, forming part of the Directors' Report.

Sr. No	NAME	DESIGNATION	QUALIFICATION	AGE (Years)	Date of Joining	GROSS REMUN-ERATION (Rs.)	PREVIOUS EXPERIENCE (Years)	PREVIOUS EMPLOYMENT-DESIGNATION
1.	Ajay Shukla	General Manager - Agency Development	BSc, AIII	44	1/3/01	125179	18	Reliance Industries Limited -Senior Manager
2.	Arvind Naaz	Vice President - Operations	MSc	46	1/3/01	163502	22	Reliance Industries Limited -Senior Manager
3.	Gowri Swaminathan	Vice President - Operations	MSc, FIII	48	1/3/01	129217	24	Reliance Industries Limited -Senior Manager
4.	H N Pathak	Vice President - Operations	ME, AIII	55	1/3/01	157435	25	Reliance Industries Limited -Senior Manager
5.	K A Somasekharan	Vice President - Operations	BCom, LLB, AIII	52	1/3/01	146916	22	Reliance Industries Limited -Senior Manager
6.	K V Prasad	General Manager - Operations	MCom, ICWA, FIII	42	1/3/01	123590	17	Reliance Industries Limited -Senior Manager
7.	P K Bandal	General Manager - Operations	BCom	51	1/3/01	116422	31	Reliance Industries Limited -Senior Manager
8.	R Kannan	Vice President - Audit & Compliance	MSc, AICWA, FIII	47	1/3/01	134033	25	Reliance Industries Limited -Senior Manager
9.	S R Das	Vice President - Reinsurance	MSc, AIII, IIA	51	1/3/01	112751	28	Reliance Industries Limited -Senior Manager
10.	S Saranathan	Vice President - Finance & Accounts	ACA, ICWA(I), FIII	46	1/3/01	102974	22	Reliance Industries Limited -Senior Manager
11.	Surendra Kumar Gupta	Vice President - Operations	BSc, MSc, PGDPM, FIII	47	1/3/01	149853	20	Reliance Industries Limited -Senior Manager
12.	Tapan Kumar Bhattacharya	Vice President - Reinsurance	BCom, ACA,LFIII	55	1/3/01	112276	26	Reliance Industries Limited -Senior Manager
13.	Vijay Pawar	President and Principal Officer	BSc, MA, LLB, LIII	54	1/3/01	153311	28	Reliance Industries Limited -Senior Manager

Note:

1. The Information above is for part of the year.
2. Employment is contractual and terminable by notice on either side. None of the employees mentioned above is related to any Director of the Company.
3. Remuneration includes salary, bonus, various allowances, contribution to provident fund and superannuation fund and taxable value of perquisites but excludes gratuity provision.
4. Information about qualification and previous employement is based on particulars furnished by the concerned employee.

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Atul Dayal
Director

Mumbai
Dated : 26th April, 2001

ANNEXURE TO THE DIRECTORS' REPORT – RELIANCE LIFE INSURANCE COMPANY LIMITED

Statement persuant to Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, for the period ended 31st March, 2001, forming part of the Directors' Report.

Sr. No	NAME	DESIGNATION	QUALIFICATION	AGE (Years)	Date of Joining	GROSS REMUNERATION (Rs.)	PREVIOUS EXPERIENCE (Years)	PREVIOUS EMPLOYMENT-DESIGNATION
1.	Ashok Kumar	Vice President	LLB, PGDHRD,PGDBA	50	1/3/01	167160	22 Years	Reliance Industries Limited -Senior Manager
2.	Balaram Sarma	Vice President	BSc Maths	42	1/3/01	110855	21 Years	Reliance Industries Limited -Senior Manager
3.	Debapriya Ray	Vice President	BSc,MA, PGDBA	47	1/3/01	103535	23 Years	Reliance Industries Limited -Senior Manager
4.	E C J Augustine	Vice President	BSc, MSc	49	1/3/01	129058	22 Years	Reliance Industries Limited -Senior Manager
5.	G D Bhalla	Vice President	MA	51	1/3/01	123334	24 Years	Reliance Industries Limited -Senior Manager
6.	M S Sidhu	Vice President	MA	50	1/3/01	106946	23 Years	Reliance Industries Limited -Senior Manager
7.	Pawan Kumar Verma	Vice President	BA, MBA	48	1/3/01	123385	22 Years	Reliance Industries Limited -Senior Manager
8.	R C Rao	Appointed Actuary	AIA, FAFI	63	1/3/01	167411	41 Years	Consultant
9.	V Anantha Krishnan	Vice President	BCom, MBA	49	1/3/01	106785	24 Years	Reliance Industries Limited -Senior Manager

Note:

1. The Information above is for part of the year.
2. Employment is contractual and terminable by notice on either side. None of the employees mentioned above is related to any Director of the Company.
3. Remuneration includes salary, bonus, various allowances, contribution to provident fund and superannuation fund and taxable value of perquisites but excludes gratuity provision.
4. Information about qualification and previous employement is based on particulars furnished by the concerned employee.

For and on behalf of the Board

Sandeep Tandon
Director

S.K. Kanwar
Director

Sandeep Junnarkar
Director

Mumbai
Dated : 26th April, 2001

ATTENDANCE SLIP

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the Venue of the meeting

DP. Id*	
Client Id*	

Master Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER
No. of Share(s) held:

I hereby record my presence at the **27TH ANNUAL GENERAL MEETING** of the company held on Friday, the 15th June, 2001 at 11.00 a.m. at Birla Matushri Sabhagarh, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

* Applicable for investors holding shares in electronic form.

-- TEAR HERE --

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PROXY FORM

DP. Id*	
Client Id*	

Master Folio No.	

I/We ____ of

________________________ being a member/members of Reliance Industries Limited

hereby appoint ____ of

____ or failing him

________________________ of ________________________

as my/our proxy to vote for me/us and on my/our behalf at the **27th Annual General Meeting** to be held on Friday, the 15th June, 2001. at 11.00 a.m. or at any adjournment thereof.

Signed this ________ day of __________ 2001.

Affix a 30 paise Revenue Stamp

* Applicable for investors holding shares in electronic form.

Note: (1) The Proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

Postage Prepaid
Licence No. KT/SK/38
Dated: 16-5-2001 of PMG SK
Region posted at
Manipal / Udupi / Mangalore

To,

If undelivered please return to:

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